Form 20-F
period 2005-12-31
DITTYBASE TECHNOLOGIES INC.
filed 2006-07-13
CIK 1311170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2005

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
 For transition period from ______ to ______

Commission File Number: 000-51082

DITTYBASE TECHNOLOGIES INC.
(Exact name of Company as specified in its charter)

Not Applicable
(Translation of Company’s name into English)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Suite 102, 31 Bastion Square, Victoria, BC, Canada V8W 1J1
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of July 11, 2006:
23,358,711 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: [               ] No: [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes: [ X ] No: [               ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [ X ] No: [               ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [               ]           Accelerated filer [               ]           Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the Company has elected to follow: Item 17 [ X ] Item 18 [               ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes: [               ] No: [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court. Yes: [               ] No: [               ]

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Annual Report all references to the “Company” are to Dittybase Technologies Inc. and its subsidiaries. All references to “Canada” are to The Dominion of Canada. All references to the “Government” are to the government of Canada. Unless otherwise noted all references to “common shares”, “shares” or “common stock” are to the common shares of the Company.

In this document, all references to “SEC” or “Commission” are to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada, and all references to “US Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollars amounts at specified rates.

PART I

Item 1.                IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.                KEY INFORMATION

A.                Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2005	2004	2003	2002	2001
High Low Average for Period End of Period	1.2703 1.1507 1.2105 1.1656	1.3970 1.1775 1.3015 1.2034	1.5747 1.3484 1.4615 1.3484	1.6003 1.5593 1.5597 1.5593	1.6034 1.4935 1.5494 1.5928

The exchange rate on December 31, 2005 was 1.1656 and on July 11, 2006 was 1.1339.

The high and low exchange rates for the most recent six months are as follows:

	January 2006	February 2006	March 2006	April 2006	May 2006	June 2006
High Low	1.1621 1.1536	1.1520 1.1461	1.1606 1.1545	1.1476 1.1413	1.1132 1.1055	1.1233 1.0991

Financial Information

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. This information should be read in conjunction with the Company's financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The year end financial statements of the Company have been audited by Amisano Hanson, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

	Years Ended December 31 (Audited) (Cdn$)
	2005	2004	2003	2002	2001
Amounts in Accordance with Canadian
GAAP (presented in Canadian dollars):
       Total Assets
       Net working capital
       Share capital
       Shareholders’ equity
       Loss (from operations)
       Loss per share (basic and diluted)
       Weighted average number of
common shares (basic and diluted)	232,311 (1,290,659) 3,338,939 (1,242,183) (826,675) (0.05) 17,682,626	238,565 (1,203,056) 2,920,294 (1,161,930) (287,587) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (455,229) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,019,875) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648
Amounts in Accordance with US
GAAP (presented in Canadian dollars):
       Total Assets
       Net working capital
       Share capital
       Shareholders’ equity
       Loss (from operations)
       Loss per share (basic and diluted)
       Weighted average number
of common shares (basic and diluted)	232,311 (1,290,659) 3,666,716 (1,242,183) (828,729) (0.05) 17,682,626	238,565 (1,203,056) 2,920,294 (1,161,930) (289,748) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (461,469) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,017,849) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648

The “Total Assets” figures contained in the above table include an item described as “GST Receivable”. GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the government of Canada. This amount is not related to other income.

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. As the Company is in its development stage the occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations, including cessation of operations or bankruptcy.

(a)               The Company’s business is in its early stages and has a limited customer base.

After the Company’s inception in 1999 it developed and implemented an on-line service to enable customers to acquire digitized production music as required by entertainment, advertising and corporate markets. In December 2001 the

Company experienced major layoffs as a result of its inability to raise sufficient operating capital, due mainly to market conditions in the technology sector at the time. In June 2002 the Company’s website ceased to function, along with the online version of the client application in October 2002. The Company has only recently re-launched its application on the Dittybase.com website. It has a limited customer base and is reliant on its ability to maintain its website. Due to the inability of the Company to meet the lease obligations on its server equipment from October 2002 to December 2004, it was unable to maintain its full site functionality and, as a result, sales were impacted as the Company had to rely largely on manual sales instead of internet sales.

(b)               The Company is reliant on attracting new content and content partners

In order to continue to provide content that is current and to grow the inventory of music available for license, thus appealing to a broader market, the Company must continue to attract new partners with content which is suitable. The Company is also reliant on existing partners renewing their terms. The Company current has approximately 55,000 cuts of music from 13 music libraries. There are approximately 600 music libraries worldwide, of which 60 own content which the Company considers to be of the highest quality and which command the majority of the license market. The Company will need to continue to attract this level of partner to build on its 13 existing libraries. Continued growth of its content available for license, and the ability of the Company to encode or prepare the music for hosting on its site and its customer base, are largely reliant on sufficient capital and the willingness of the libraries and the user market to adopt the Company’s technology, website application and business model.

(c)               Doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future. Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy. In its efforts to raise capital the Company has faced generally poor financial market conditions in North America, particularly in the technology sector. From the Company’s inception to December 31, 2005, the Company has generated incidental revenues totalling approximately $182,093. Significant losses have been experienced since the Company’s inception. The Company had a working capital deficiency of Cdn$1,290,659 as at December 31, 2005. Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 contain the following statement: “These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $4,898,899 since its inception and has a working capital deficiency of $1,290,659 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available”

(d)               Doubt about the Company’s ability to meet its debt obligations.

As at December 31, 2005, the Company is indebted by way of loans made to the Company by unrelated parties ($261,200) and by related parties ($93,584). Of the unrelated party loans $44,256 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The related parties loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable. In the event that the Company is unable to raise substantial capital, maintain adequate financing arrangements and generate profitable operations in the future, it will be unable to meet its debt obligations and its business will fail.

(e)               The Company success will be dependent upon its ability to adapt to technological advances.

The Company’s success will be dependent upon its ability to adapt to technological advances and changes in the industry. There is no assurance that the Company will be successful in its efforts in these respects. For instance, as new audio formats are introduced the Company must be able to deliver its products in these formats. In order to deal with new audio formats the Company’s download module has been developed to be adapted to new formats and to convert any format request from a wav master. The Company must also keep abreast of technological advances such as new “programming” environments that enable the Company to take advantage of new web features. The Company has kept its programmers educated on these new advances and takes advantage of them once the “new” technology has been accepted as an industry standard. As operating and database systems evolve the Company must also evolve to take advantage of new features and to maintain support on these systems. To date, the Company has been able to keep up-to-date with changes and must continue to budget funds to maintain this growth.

(f)               The Company’s business may be affected by interruptions in internet service which would affect the Company’s ability to perform on-line sales and downloads.

Interrupted internet service would affect the Company’s ability to perform on-line sales and downloads. Internet search engines currently provide the Company with approximately 60% of all new sales opportunities and, as a result, sales growth would be severely hampered if the interruption was for an extended period of time. In addition the Company would be unable to offer its client the ability to download the Company’s music and the Company would be forced to have to ship the Company’s music via more traditional methods such as DVDs, and CDs. Virus/hackers are a concern when dealing with the web and in an event of a serious violation the site could be down for several days to repair the damage. However, in the event of any of the foregoing possibilities, the Company’s business could be temporarily interrupted and thereby affected.

The Company experienced interruptions in internet service in 2002 due to the Company’s inability to raise sufficient capital to maintain operations specifically the use of server equipment. Accordingly the Company was unable to offer on-line sales and downloads and as a consequence the Company’s sales from the period of October 2002 to December 2004 were seriously impacted.

(g)               The Company has incurred net losses since inception and there can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained.

The Company has incurred net losses since inception. The Company incurred a net loss for the year ended December 31, 2005 of $826,675. This was an increase of 187% from the net loss of $287,587 incurred for the year ended December 31, 2004. There can, however, be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Accordingly, there can be no assurance that the Company will achieve or sustain profitability. If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

(h)               The market for music licensing and related services in the broadcast industry is intensely competitive.

The market for music licensing and related services in the broadcast industry is intensely competitive. There are many companies vying for dominance in this space. The Company expects competition to persist and to intensify in the future as the markets for the Company’s products continue to develop and as additional competitors enter each of its markets. The Company’s products are the subject of intense industry interest and the Company is aware of numerous other companies that are focusing significant resources on development and marketing products and services that will compete with the Company’s products and services. Numerous releases of products and services that will compete with those of the Company can be expected in the near future. Other competitors may also emerge in these areas. To remain competitive, the Company may be forced to match prices and reduce costs. To date the Company, in its competitor research efforts (which include industry related sources such as trade magazines, periodicals, web searches, news releases and direct customer discussion and feedback) has not identified any competitor that offers as comprehensive a solution to the automation of the process for licensing music online.

(i)               To date, the Company’s electronic commerce and Internet applications have not generated any significant revenues.

To date, the Company’s electronic commerce or ability to accept credit card transactions on line and Internet applications, being the search audition and download applications, have not generated any significant revenues. The marketing of such products is just beginning. A pilot marketing phase began in May 2001 and ran until December 2004. On December 15, 2004 the Company formally began its marketing campaign, including search engine optimization, industry magazine advertising, demo CD’s and DVD’s, direct mail, white papers, contests, and internet advertising campaigns. The Company plans to release a new product line which will be called dittyNET, a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents. There is no guarantee that the Company will be able to introduce these within a reasonable time frame or that such products will gain market acceptance or that, if market acceptance is achieved, the Company will be able to maintain such acceptance for a significant period of time. Neither can there by assurance that commerce over the Internet or the adoption of intranets will become widespread.

(j)               Future changes in the regulatory environment relating to the Internet access industry may affect the Company.

The Company is not currently subject to direct regulation by the federal or provincial regulatory agencies, or any other agency, other than regulations applicable to business generally. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes which directly or indirectly affect Internet costs or increase the likelihood or scope of competition from regional Internet companies or others, could have a positive or an adverse effect on the Company’s business.

(k)               Fundraising.

The Company may need to raise funds through public or private debt or equity financing in the event that the Company’s estimates and capital requirements change, or prove inaccurate, or in order for the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue its network expansion to take advantage of market opportunities, to develop new products or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on the Company’s business, financial condition and results of operations.

(l)               Network Infrastructure.

The Company’s operations are dependent on its ability to protect its network infrastructure against damage from fire, earthquakes, severe flooding, power loss, telecommunications failures and similar events. The failure of the Company to adequately manage service disruptions resulting from physical damage to its network, or breaches of or failures in the network’s integrity, could have a material adverse impact on the Company’s business, financial condition and results of operations.

(m)               The Company’s success will depend upon the continued services of its senior management team and its technical, marketing and sales personnel.

The Company’s success will depend upon the continued services of its senior management team: Timothy Daniels, its President, and its technical, marketing and sales personnel, Duane Miller, Vice-president of Operations, Lance Landiak, Vice-president of Business Development, and Mike Knutsen, Vice-president of Product Management. The Company’s employees may voluntarily terminate their employment with the Company at any time and competition for qualified employees in the Company’s industry is intense. The loss of the services of key personnel could have a material adverse effect upon the Company’s business, financial condition and results of operations. Programs are in place to retain and motivate employees. The Company currently does not maintain any key personnel insurance.

(n)               No dividends declared or any likely to be declared in the future.

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(o)               The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to unlimited number of shares of common stock. It is the Company's intention to issue more shares to fund its operations. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Virtually all funding for the Company’s operations has come from common share issuances, and, as an immediate strategy, the Company intends to raise additional working capital through private or public offerings.

The Company’s board of directors has the authority without further shareholder approval to issue preferred shares with rights superior to those currently held by its common shareholders.

(p)               As the Company is a Canadian company it may be difficult for US shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the US courts based on civil liability provisions of the US federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-US resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the US federal securities laws against the Company and any of the Company’s non-US resident executive officers or directors.

(q)               Conflicts of Interest of certain directors and officers of the Company.

From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company’s dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflicts with the individual fiduciary obligations of the Company and vice versa.

Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

(r)               US shareholders who receive dividends of the Company will be subject to Canadian withholding taxes and may be subject to income tax in Canada when they dispose of their shares of the Company

Dividends paid on the common stock of the Company to a US non corporate resident will be subject to withholding tax of 15% in Canada. Provided the Company is not a “passive foreign investment company” dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” will be taxed in the US at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s US federal income tax bracket. After December 31, 2008 dividends will be taxed at the ordinary income tax rates of up to 35%. While the Company is of the opinion that it is a “qualified foreign corporation” there is no assurance with that the Company will maintain that status. To the extent any dividend distribution exceeds the Company’s earnings and profit the distribution will first be treated as a tax-free return of capital to the extent of the US resident’s adjusted tax basis in the Company’s common shares. To the extent that such distribution exceeds the US Resident’s adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of the Company’s common shares.

US residents who dispose of shares of the Company may under certain circumstances be subject to income tax in Canada. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's US federal income taxes.

(s)               The Company has not determined whether it meets the definition of a "passive foreign investment company" under US tax rules

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”) under US tax rules. There is a risk the Company may be deemed to be a PFIC and in such event then a U.S shareholder could under certain circumstances be required to pay an interest charge together with tax calculated at maximum tax rates on the sale of shares of the Company.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. Passive income is income from dividends. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

(t)               Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company own collectively, as of December 31, 2005 6,818,188 shares being 29% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(u)               There will continue not to be a market for the Company's common stock in the United States until the Company makes an application to do so.

There will continue not to be a market for the Company's common stock in the United States until the Company's common stock is quoted on an exchange in the United States or the NASD's Over the Counter Bulletin Board. A listing application will be filed by the Company’s US agent with NASD OTC in the first quarter of 2006.

The Company’s shares are illiquid and no assurance can be given that a market for the Company's common stock will be quoted on the NASD's Over the Counter Bulletin Board or elsewhere.

(v)               The Company’s common shares will be subject to “Penny Stock rules”.

The Company’s common shares will be subject to the “penny stock rules” as defined by Rule 3a51.1 of the Exchange Act for the following reasons: (a) the Company does not have net tangible assets of at least $2,000,000; (b) has not had an average revenue of $6,000,000 for the preceding three years; and (c) has not been authorized for quotation in the National Association of Securities Dealers’ Automated Quotation system (NASDAQ). See Risk (x) below regarding the sale or transfer of the Company’s common stock by shareholders in the United States.

(w)               Piracy of music and illegal downloads

Piracy of music, including unauthorized downloading and CD burning, affects all sectors of the music industry including the Company. The failure of the Company to adequately manage its copyrighted material from illegal downloads and unauthorized uses could result in lost revenues, and the bad publicity inherent in such a failure could have an adverse effect on the Company’s business. In addition the ability to download unauthorized music from other sources may cause people to be less inclined to use the Company’s services thus having an adverse effect on the Company’s revenues.

(x)               The sale or transfer of the Company’s common stock by shareholders in the United States will be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Item 4:                      INFORMATION ON THE COMPANY

A.               History and Development of the Company

The Company was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta), Canada on June 23, 1999 under the name 836030 Alberta Ltd. By Certificate of Amendment dated October 31, 2000, the Company amended its Articles to remove the “private company” restrictions. On July 26, 2001, the Company was extra-provincially registered in the Province of British Columbia. By Certificate of Amendment dated July 26, 2001, the Company amended its Articles to change its name to Dittybase Technologies Inc.

The Company has two wholly-owned Canadian subsidiaries, both incorporated pursuant to the provisions of the Business Corporation Act (Alberta): Dittybase Inc. on April 3, 1997, and The Decibel Collective Inc. on September 23, 2004.

The Company also has a wholly-owned US subsidiary, Dittybase America Inc., incorporated pursuant to the laws of the State of Delaware on March 12, 2001.

The registered and records offices of the Company, Dittybase Inc. and The Decibel Collective Inc. are located at 1310 Merrill Lynch Tower, 10205 101 Street, Edmonton, Alberta T5J 2Z2.

The head office of Dittybase America Inc. is located at 92 SW 35 Ave., Boyton Beach, Florida 33435. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

B.               Business Overview

Since its inception in 1999 the Company has developed and implemented dittybase.com™, an online service that enables enterprises to acquire digitized production music and manage all processes involved in the use of production music, as required by entertainment, advertising and corporate markets.

Since December 31, 2001 the Company has generated incidental revenues of a total of approximately $225,000 entirely from external customers.

The Company acts as an agent/distributor for 13 music libraries (partners) and distributes this music through its on line hub or portal. The Company expects to continue to derive revenue chiefly from the licensing of music by way of taking a percentage of license fees per production ranging from 20-50%. Payment terms are 60 days after the end of each quarter. The Company has located its library partner base through direct contact and presentation of its application benefits over the partners traditional distribution methods.

Contract terms with partners are generally three years with a clause to automatically renew for a further three years unless notice is given by either party. Written notice by either party must be received within 90 days before expiration of the current period. Either party may also terminate the agreement for material breech by giving written notice of the cause. The party receiving such notice has 30 days to cure the deficiency. On termination of a contract any obligations owing between the parties as of the termination date shall be deemed satisfied except for any payments due the partner by the Company for third party licenses for which compensation has not yet been paid by the Company.

After completion of its online music licensing application in May 2001 the Company began planning to develop a software product suite, dittyNET, which will be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s future distribution agents. Due to limitations in funding, the Company had to suspend development of the dittyNET suite of products in late 2002. If the Company is able to raise adequate funding to continue its development, the Company expects to release a version of dittyNET by the end of 2007. The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music. The Company’s goal is to automate the process of licensing music for broadcast. The Company’s application streamlines the distribution, licensing and copyright clearance of digitized music by providing a complete line of software products and services that enable creative enterprises to acquire digitized music, as well as manage all processes involving the use of music on-line. The Company’s products encode, manage, archive, search, retrieve and enable the delivery, licensing, reuse and copyright clearance of digitized music. The traditional process involves phone and fax communication, hard copy materials, couriers, management of CD collections and multiple libraries and time zones. This labour intensive and often inefficient process costs time and money. The Company’s music licensing application allows the user to complete the process of search, audition, download, license and cue sheet reporting for royalty reporting purposes in one sitting, all within its automated application. The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market. Typical clients of the Company would include TV stations and networks, advertising agencies, film producers, corporate videographers, video game developers and web designers.

Production music is comprised of music in a variety of different styles, created and licensed specifically for use in a range of creative projects including websites, radio and television programming, films, corporate videos, commercials, live theatre, multimedia presentations, video games and computer programs

The Company has found its present client base through a program of cold calling, email communication, job postings, trade publications, referrals, search engine optimization (methods of achieving a higher search ranking), reciprocal links and web searches (people searching for music licensing services).

The Company has been financed to date by friends, family and business associates by way of a series of private placements. It is anticipated that the Company’s next phase of funding will be by way of private placements of shares of the Company through its directors and officers and/or through a registered representative authorized by the Company for a maximum of Cdn$2,500,000.

At the date of this Annual Report the Company has not completed the aforementioned funding.

Three Year History

During the Year Ended December 2003

In 2003, the Company sold music manually (without the benefit of its online client application) via File Transfer Protocol (“FTP”) or CD's. The Company concentrated its efforts on getting operating costs under control, planning the re-launch of its website and the client application, as well as implementing a new accounting system. In October the Company started the development of the Company’s exclusive media music label, The Decibel Collective (the dBc™): During the year ended December 31, 2003 the Company issued a total of 1,317,981 shares for net proceeds of $174,269. The offering was done by way of a private placement and funds were used for general working capital.

During the Year Ended December 2004

In April 2004 The Decibel Collective was launched (www.thedbc.net). The dBc represents a collaborative global network of musicians, whose creative talent and work are available for catalogue distribution, custom scoring, music marketing and licensing services, worldwide. The dBc’s approach is to proactively market itself as both a media music label and a “boutique” service. By providing score-on-demand services in addition to a flexible and contemporary music catalogue, the dBc is taking advantage of a market niche that traditional production music suppliers may not be able to satisfy. The Company’s specific arrangement with dBc musicians is a 50/50 split of revenues for both synchronization fees and publishing royalties. The dBc musicians currently account for approximately 45% of the Company’s revenues, and to date have contributed approximately 30% of the Company accumulated revenue.

The Company continued to sell music manually (without the benefit of its online client application) via FTP or CD’s, and continued its efforts on getting operating costs under control and planning the re-launch of its website and the client application.

During the year ended December 31, 2004 the Company issued a total of 3,189,076 shares for net proceeds of $412,736. The share issuances were related to private placements and the exercise of warrants. The funds were used for general working capital.

The re-launch of the Company’s website and the client application occurred in December 2004.

During the Year Ended December 31, 2005

On February 16, 2005 the Company announced the signing of a one-year music licensing agreement with Movie Central, western Canada’s premium cable television network. Movie Central is a division of Corus Entertainment. Under the agreement Movie Central will utilize one-line access to the Dittybase.com in order to select theme music for Movie Central’s six channels. In addition, Movie Central will use Dittybase music for commercials across western Canadian television stations to promote viewership of Movie Central and its six themed channels, which include Movie Central, Adrenaline Drive (action, adventure), Shadow Lane (thrillers, mysteries), Heartland Road, Encore Avenue (movies from the past) and Comic Strip (comedies).

Movie Central is a 24-hour premium subscription TV service available to customers living in western Canada. The network broadcasts Hollywood blockbusters and independent films, uncut, 24/7 exclusively to homes, without commercial interruption. Movie Central is first home of HBO programming in Canada. Movie Central features High Definition and Dolby Digital content. It has also launched Canada’s first subscription video on demand service – Movie Central Express.

Corus Entertainment is a Canadian-based media and entertainment company, and is a market leader in both specialty TV and radio. Corus also owns Nelvana Limited, an internationally recognized producer and distributor of children’s programming and products. Other interests of Corus include music, television broadcasting and advertising services. The shares of Corus trade on the Toronto and New York Stock Exchanges.

The Company issued a total of 3,230,339 shares for net proceeds of $418,645.

Operational Overview

The Company’s operations include:

  encoding and publishing production music content at its dittybase.com website for its search and project management systems;

  publishing acquisition(1), marketing and distributing production music to creative professionals and organizations; and

  providing a secure environment for the management of corporate and entertainment productions, music assets, as well as rights reporting to publishing partners and creative clients.

(1)

“publishing acquisition” means acquiring music on which the Company would own a significant portion of the publishing rights. The Company would earn residual income every time a project that includes this music is aired or performed.

The Company’s existing and planned open-architecture product line is non-proprietary, modular, portable to a number of languages and leading platforms and is designed to seamlessly integrate into customers’ existing workflow environments. The search system is designed to always provide an accurate and positive search result. The database is specifically designed so that users will never receive a “zero results found” response. The Company is the only solution provider that uses an e-commerce model which enables creators to “play first and pay later”, which is the business model that the production music industry has used since its inception.

The Company employs standard non-disclosure agreements with any person or organization with whom the Company shares its business plan or materials. These parties include potential investors, brokers, venture capital groups, business partners and advisors. Employees are bound by employment contracts.

The Company currently offers three broad solutions to its customers which it intends to expand to four solutions:

Online: The Company’s website, dittybase.com™, connects creative enterprises in need of music with music libraries worldwide, providing a vast selection of world-class music catalogues, which is facilitated via the Company’s proprietary project management, automated music licensing and e-commerce transaction services.

Standalone: dittyROM™ provides CD and DVD-ROM solutions for creative clients within a local computer network/Intranet or limited Internet access, enabling them to search and access production music partner collections of specific libraries or distributors (in addition to integrating with dittybase.com to manage downloaded digital music on a user ’s desktop where an Internet connection is available).

The Decibel Collective (the dBc™): Launched in the spring of 2004, this is the Company’s exclusive media music label. It is a network (collective) of artists represented for custom scoring services, catalogue distribution, music marketing and licensing services. The dBc offers content to markets that demand a high quality product that may not be provided by traditional music libraries. The Decibel Collective hand selects “free agent” artists, producers, recording engineers and sound designers from all over the world.

Digital Music Management System: dittyNET™ will essentially be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents, empowering them with a significant marketplace advantage. This technology focuses on the customer and their internal administration of music reporting and royalties vis-à-vis the Company’s exclusive international distribution agents, thus eliminating the cost and resources associated with the development of an internal infrastructure

Industry Overview

Based on a 2001 survey by the National Music Publishers Association (“NMPA”) the music publishing industry was worth US$6.6 billion, of which 86% was comprised of 40% reproduction based and 46% performance based income, or, US$5.6 billion which is pertinent to the business of the Company. The Company further defines these revenue streams as follows:

  Synchronization-based licensing revenue being the right to synchronize music with visual images and voice (via the Company’s web site - dittybase.com, and DVD and CD products - dittyROM)(1)

  Performance-based income being royalties paid by TV, film and radio broadcasters to performance rights organizations (SOCAN/ASCAP/BMI) for the public performance of music (via TV and Radio play of the Company’s music catalogues)(1)

  Custom scoring services and publishing acquisition-based income (the dBc)(1)

  Mechanical-based licensing income being the right to make copies of the music and master on CD soundtracks or digital downloads to the consumer (CD Soundtracks and digital downloads made available to the consumer)(2)

  International sales (via foreign territory distribution of the Company’s technology and products)(2).

(1)	While this source is currently not realizing revenues for the Company, the Company anticipates revenue from this source once it has launched dittyNET.

(2)	This revenue source is not yet relevant to Company sales as no sales have occurred or are dependant upon the launch of dittyNET.

The NMPA report is based on surveys conducted in 46 territories worldwide covering music publishing revenues for the year 2001. The NMPA utilizes data from all reporting organizations in participating territories on a volunteer basis for the reporting period. There is no assurance that each territory will continue to volunteer data for each year. In the Company’s opinion, the NMPA report is the most current information available for the industry. It should be noted that it takes two to three years to consolidate all of the reporting data for a given period. From 1995 to 2001, music publishing revenues increased on average 2% per annum. It should also be noted however that the percentage changes in music publishing revenues from 1995 to 2001 fluctuated significantly, including two years of an actual decline in revenues, such as a decline of 4% in 2001. According to the NMPA report the reasons for these declines included fewer territories reported, significant lawsuits and economic uncertainty. Due to the historically wide fluctuations, there is no assurance that the music publishing revenues have continued to increase on an average of 2% since 2001.

Revenue Sources – Actual and Potential

Actual Revenue Sources Related to dittybase.com

The Company has two customer categories: internal customers (the distribution agents that market products or content through the Company’s web site), and external customers (creative professionals, film producers, broadcasters and advertising agencies and related companies that purchase that content or product).

Internal Customers

The primary categories of internal customers are:

  Composers, music libraries and distributors.
  Rights reporting organizations.

External Customers

External customers are the licensees (users) of production music. The Company’s long-term focus is based on production music used in the top music publishing income territories, primarily for broadcast radio and television shows, commercials, films, Internet and corporate use.

The primary categories of external customers are:

  Advertising agencies
  Motion pictures
  Digital creation
  Broadcast radio and television
  Video and computer games
  Post-production studios
  Corporations and institutions
  Web site developers

Potential Revenue Sources Related to dittyNET

Authorized International Distribution Agents

One of the objectives of dittyNET will be to authorize and license foreign content distributors outside North America, to represent the Company’s select music catalogues using its technology and third party software tools.

Music Catalogue Development and Representation

The Company will look to media music composers, major brand corporate archives, music labels and advertising agencies that hold (have rights to or own) significant music publishing assets and acquire a portion of the publishing rights. All music licensing income will be represented exclusively through the Company’s products and technology via its international agents.

Other Potential Revenue Streams

The Company is developing (dittyNET) a system that will automate the entire music-related workflow process of large to small media-intensive companies, and enable external resources to share audio assets in a secure and controlled fashion. The Company’s open-architecture product line will be non-proprietary, modular, portable to a number of leading platforms, and designed to seamlessly integrate into customers’ existing workflow environments.

Products

The Dittybase Product Suite is comprised of five components, namely:

Four software products:

  dittybase encoder, used to prepare tracks for the dittybase databank;

  dittybase client, the primary product, used to search, audition and license music cuts, as well as to manage project information for a single user, or group of users;

  dittybase rapport, used by users, libraries, music distributors and site administrators to analyze and report dittybase databank usage and activity; and

  dittybase admin, typically used by a single network administrator to set user privileges for dittybase encoder, client and rapport,

that interact with one central core module:

  the dittybase databank, a flexible group of data sources designed to store information for dittybase encoder, client, rapport and admin.

dittybase encoder: Music Database Data Entry Software

The dittybase encoder is used to ‘encode’ or categorize music tracks according to specific criteria, and to publish them to the dittybase databank with corresponding audio samples. Intelligent tutors with audio examples and text are available from within the program to aid in accurate, detailed classification of each track according to musical style, instruments, orchestration, era, origin, version and keywords.

dittybase client: Music Database Search and Project Management Software

The dittybase client is the Company’s flagship product, designed to be the best way to find and use production music.

A fundamental advantage of the dittybase client search module over typical database search systems is ‘Positive Result Searching’. By utilizing dynamic criteria filtering, the search module guarantees that any combination of available search criteria will produce music cuts for audition.

As in dittybase encoder, intelligent tutors with audio and text examples are available from within the program, to aid in searching for cuts that match specific styles, instruments, orchestrations, eras, origins, versions or keywords.

The dittybase client has several functions, arranged into modules:

  Login/registration. This module is specifically designed for users who are using dittybase client while connected to the Internet, for users connecting to a dittybase databank via a network, or for users who are accessing dittybase client from the Dittybase web site, dittybase.com. A login/registration ensures secure access in order for dittybase client to conduct online licensing transactions. The login also allows the dittybase admin software to keep accurate logs of all user access.

  Search and audition. This module is designed to allow a user to search the encoded cuts of music in the dittybase databank quickly and efficiently, using a wide palette of criteria. Once a possible music cut(s) has been located, the user can audition either a 30-second “soundbyte” of the cut, or a full-length sample.

  Searches can be conducted using ‘subjective’ criteria, such as style, keywords or tempo; by ‘concrete’ criteria, such as composer, title or library track identification; or by ‘theme’, a new type of search technique utilizing pre-selected ‘subjective’ criteria to conveniently produce results not obtainable through any other search type.

  Project management. The dittybase client can be used to store and manage detailed project information, including production type, air-date, producer and engineer. Search results from the search module are added to a new or existing project, where they can be marked with a variety of status flags to indicate whether they are under consideration, approved, licensed or rejected from the final project.

  Downloading and ordering music. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may download an approved cut for a time-limited 30-day trial, in order to begin work on a project immediately. In the event that the user is working with a standalone version of dittybase client (dittyROM), he is presented with the option of submitting an order for a compact disc directly to the library or distributor either via paper or electronically.

  Licensing music for production use. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may license music cuts online. In the event that an appropriate license type is not available, or if a specialty agreement - such as exclusive rights or an annual license - is required, the user may apply for such a contract directly to the library through the license module.
  The dittybase databank contains up-to-the-minute pricing information and licensing agreements (entered via the dittybase rapport software) for all libraries that permit these transactions.

  Promotion code activation. When the Company launches a number of marketing campaigns through various marketing components, it must provide each a unique “promotion code” that tells the recipient of the marketing material to go on-line and enter the promotion code to receive a special limited time offer.
  Different promotion codes allow the Company to track and evaluate the success of multiple marketing messages through various campaigns running through affiliates, magazines, direct mail and email in tandem. Integration of all marketing components directed to the Company’s web site is a key factor to its success.

dittybase rapport: Music Database Usage Report and Customer Management Software

The dittybase rapport software is used to track dittybase databank activity. There are four levels of rapport access, depending on the type of user:

  User Level: This level permits user-specific reporting only, such as projects created, cuts used, licenses issued and transactions completed. The user level is also integrated into the dittybase client project module.

  Library Level: This level is used to report all library activity, including information about music cut usage, customers and licenses. The library level also includes a contact manager of the library’s licensed customers, as well as access to the library’s price lists and licensing agreements. Information gathered at the library level can be used to more accurately target new releases and for direct marketing.

  Distributor Level: This level provides detailed reporting across all of a distributor’s music libraries. The distributor level is primarily intended to furnish a “bird’s-eye” view of the activity within groups of libraries and their territory. User-specific access may not be required or available.

  Site Level: This level is capable of reporting all activity at a specific installation site, and is the most comprehensive level of reporting, encompassing the privileges of the preceding three levels. This site level is available only to dittyNET installation sites and internally at Dittybase Inc.

dittybase admin: Music Database Administration Software

The dittybase admin software will typically be used by a single administrator to set up user permissions or privileges for dittybase encoder, client and rapport within a dittyNET network installation. As well, dittybase admin provides event logging for this software, for increased security within a dittyNET installation.

dittybase databank: Music Database Customizable Core Modules

The dittybase databank will not be simply a piece of software, but rather the flexible central group of data sources that stores all information from encoder, client, rapport and admin. A dittybase databank will be customized with data specific to a particular library or distributor, or left empty for later encoding in a dittyNET installation. The dittybase databank is paired with additional software and server hardware to permit digital audio streaming, digital rights management and e-commerce transactions, where required.

Pricing

The Company enables users to purchase synchronization, performance, and reproduction licenses for premium quality production music where applicable by territory.

Three-level Pricing for External Customers

The Company provides three levels of pricing for access to and use of its music content.

  Exclusive rights contract. The Company encodes the archived music tracks of post-audio and sound design firms, primarily for exclusive use by broadcast stations, advertising agencies and brand name corporations.

  License for use. Music tracks are generally licensed by the number of plays per track; under a single production, a production or program blanket agreement provides unlimited music for a single fee based on the runtime of a production; or under an annual agreement that permits a limited or unlimited use of a library’s music for the set period of time under contract (usually one year to three years).

  Custom scoring. The Company and its network of composers provide custom music services for specific projects. The licensees can either license the use of the music non-exclusively, buy-out a share of the publisher’s portion of the rights for exclusive use with a brand name commercial, film or TV program.
  Music produced by Company composers typically enters into dittybase.com for further non-exclusive licensing, depending on the publisher (owner) of the music.

Fee Structure for Music Libraries

Music libraries pay fees to the Company based on products or services provided.

dittyNET Product Suite

The Company’s dittyNET Product Suite will provide an integrated client/server software solution and digital media management services for its international distributors, in addition to media-intensive companies with private networks and in-house music libraries. Installations may be customized to meet the needs of the client.

Competition

Direct Competition

There are five significant competitors in the Company’s market, with products and/or services that are in part similar to Dittybase.

  LicenseMusic.com - LicenseMusic.com is a San Francisco- based company with an office in Germany. The company provides music online specifically for production use, available at three price fields with rates based on usage. The majority of content at their web site is dedicated to unsigned artists with a collection of songs. The search system often adds results rather than refines what the user is looking for in a musical piece for production. It is unknown whether LicenseMusic.com uses a digital rights management system. They do not offer a digital media management system or local network solution.

  LibraryTracks - Formed as a conglomerate of five production music libraries, LibraryTracks uses "MusicSource" software (See "Freshground" below) to search, audition and add to projects. The problem then occurs at licensing. The user is expected to go to each separate company to download or order CDs, and then license in the traditional manner (i.e. fax, mail).

  FirstCom - FirstCom is both a library and North American distributor, boasting over 1500 CDs of content. FirstCom uses "MusicQuick" software, which is believed to be created specifically for them. Music may be auditioned and added to projects, however music must be acquired via CD, and uses traditional (i.e., paper) licensing methods.

  Killertracks - Begun in 1989 and acquired by BMG Music Publishing in 1992. Killertracks now contains a catalogue of 20,000 titles. With 47 offices in 36 countries around the world, BMG Music Publishing is one of only four multinational music-publishing groups. The Killertracks database is the same design look and feel as Librarytracks with the same features.

  APM Music - Represents sixteen production music libraries, backed by parent companies, EMI and Zomba/Jive Records.

C.               Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

DITTYBASE
TECHNOLOGIES INC.
Alberta
(June 23, 1999)

100%

DITTYBASE INC.	DITTYBASE	THE DECIBEL
Alberta	AMERICA INC.	COLLECTIVE INC.
(April 3, 1997)	Delaware	Alberta
	(March 12, 2001)	(September 23, 2004)

D.               Property, plant and equipment`

The Company has its executive office at Suite 102, 31 Bastion Street, Victoria, BC V8W 1J1, that consists of 1,800 square feet. The Company has entered into a lease arrangement that expires on August 31, 2009 at a cost of approximately Cdn$1,507 per month, with a renewal option.

Item 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.               Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

Operating Results of the Company

Fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004

The Company incurred an overall loss of $826,675 for the year ended December 31, 2005 as compared to a loss of $287,587 for the year ended December 31, 2004 (an increased loss of $539,088 or 287%). Revenues for Fiscal 2005 increased to $93,169 from $22,625 during Fiscal 2004 reflecting the increased exposure to the market enjoyed by the Company. Advertising expense increased to $27,868 for Fiscal 2005 from $Nil in Fiscal 2004 as a result of the Company’s endeavours to increase its presence and create brand loyalty among its client base. Website design expenses decreased to $26,854 in Fiscal 2005 from $32,513 in Fiscal 2004. This decrease of $5,659 or 17% reflects the completed the major design and implementation of the Company’s website. License fees in Fiscal 2005 increased to $69,811 from $14,368 in Fiscal 2004. These license fees represent the Company’s partner’s share of revenue generated. As the Company’s revenue increases, license fees will rise accordingly.

Management fees for Fiscal 2005 were $62,411 as compared to $Nil for Fiscal 2004. This is because a member of management began accruing fees during 2005. Consulting fees increased in Fiscal 2005 to $23,364 from $Nil during Fiscal 2004. This increase represents fees paid to improve products and services offered. Stock based compensation during Fiscal 2005 was $189,500 as compared to $Nil for Fiscal 2004, which increase is the result of certain members of management receiving stock options. Wages and benefits for Fiscal 2005 increased to $377,528 from $59,575 for Fiscal 2004. This increase of $317,953 is a reflection of the need to retain certain members of management on a full time basis during Fiscal 2005.

Rent decreased to $23,874 in Fiscal 2005 from $67,448 in Fiscal 2004 as a result of the Company moving to smaller less expensive premises during Fiscal 2005. Accounting and legal fees were the other significant changes in expense. These fees were $75,926 for Fiscal 2005 as compared to $92,547 for Fiscal 2004. This reduction of $16,621 was primarily due to the fact that the Company had implemented and streamlined an internal accounting system that simplified the audit processes.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 15 to the audited financial statements for the year ended December 31, 2005 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003

The Company incurred a decrease in overall expenses to $287,587 for the year ended December 31, 2004 from $455,229 for the year ended December 31, 2003 (a decrease of $167,642). This represents a decrease of 37%. The most significant change from 2003 to 2004 was a decrease of amortization of $123,118 from $165,542 in 2003 to $42,424 in 2004. This represents a reduction in amortization of 74% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of wages and benefits to related parties from $141,236 for the year ending December 31, 2003 to $59,575 for the year ending December 31, 2004. This reduction of $81,661 (58%) reflects an decrease in related parties employed by the company. Finally, accounting and legal fees were $18,926 for the year ended December 31, 2003 but $92,547 for the year ended December 31, 2004 reflecting costs associated with SEC filings. Website development costs are comprised of salaries allocated to the development of both the on-line application and content (audio) creation, which is the reasoning for amortization over a period of time, as set out above. Initially, the internet costs were a business development cost but they are now a fixed operation cost.

During the year, the Company expended $310,845 on general and administrative expenses as compared to $478,751 for the year ended December 31, 2003. This represents a decrease of $167,906 or 35%. Other significant items include an increase in cash to $167,617 from $3,690 as at December 31, 2003, representing an increase of $163,927 from share issuances. Other significant items include an increase of due to related parties to $394,694 from $334,509 as at December 31, 2003, representing an increase of $60,185 or 18%, as a result of delays in making payroll. The Company reported a net loss of $287,587 or $0.02 per share for the year ended December 31, 2004 compared to a net loss of $455,229 or $0.03 per share for the period ended December 31, 2003. Incidental revenues of $22,625 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $14,368 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 15 to the audited financial statements for the year ended December 31, 2004 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company incurred a decrease in overall expenses to $455,229 for the year ended December 31, 2003 from $1,019,875 for the year ended December 31, 2002 (a decrease of $564,646). This represents a decrease of 55%. The most significant change from 2002 to 2003 was a decrease of amortization of $315,045 from $480,587 in 2002 to $165,542 in 2003. This represents a reduction in amortization of 66% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $63,279 for the year ending December 31, 2002 to $8,033 for the year ending December 31, 2003. This reduction of $55,246 (87%) reflects a reduced web-hosting capability to reduce costs. Finally, loss on termination of capital lease was $228,285 for the year ended December 31, 2002 but $Nil for the year ended December 31, 2004.

During the year, the Company expended $478,751 on general and administrative expenses as compared to $826,235 for the year ended December 31, 2003. This represents a decrease of $347,484 or 42%. Other significant items include a reduction of capital assets to $41,201 from $207,390 as at December 31, 2002, representing a reduction of $166,189 or 80%, resulting from amortization. Other significant items include an increase of accounts payable to $1,089,912 from $922,909 as at December 31, 2002, representing an increase of $167,003 or 18%, as a result of delays in making payroll. The Company reported a net loss of $455,229 or $0.03 per share for the year ended December 31, 2003 compared to a net loss of $1,019,875 or $0.09 per share for the period ended December 31, 2002. Incidental revenues of $23,493 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $16,013 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 12 to the audited financial statements for the year ended December 31, 2003 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company incurred a decrease in overall expenses to $1,019,875 for the year ended December 31, 2002 from $1,066,994 for the year ended December 31, 2001 (a decrease of $47,119). This represents a decrease of 4%. The most significant change from 2001 to 2002 was a decrease of amortization of $109,249 from $589,836 in 2001 to $480,587 in 2002. This represents a reduction in amortization of 19% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $120,015 for the year ending December 31, 2001 to $63,279 for the year ending December 31, 2002. This reduction of $57,736 (47%) reflects a reduced web-hosting capability mid-way through the year to reduce costs. Finally, loss on termination of capital lease was $Nil for the year ended December 31, 2001 but $228,285 for the year ended December 31, 2002.

During the year, the Company expended $826,235 on general and administrative expenses as compared to $1,051,868 for the year ended December 31, 2001. This represents a decrease of $225,633 or 21%. Other significant items include a reduction of capital assets to $207,390 from $1,104,687 as at December 31, 2001, representing a reduction of $897,297 or 82%, resulting from amortization and the return of computer equipment to offset obligations under capital lease. Other significant items include an increase of accounts payable to $859,909 from $365,952 as at December 31, 2001, representing an increase of $493,957 or 135%, as a result of non-payment and termination of a capital lease. The loss on termination of the capital lease, the reduction in capital assets and the increase in accounts payable during this period was due to the inability of the Company to make lease payments on computer equipment leased from Hewlett-Packard. The Company reported a net loss of $1,019,875 or $0.09 per share for the year ended December 31, 2002 compared to a net loss of $1,066,994 or $0.10 per share for the period ended December 31, 2001. Incidental revenues of $17,456 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $24,087 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 14 to the audited financial statements for the year ended December 31, 2001 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Liquidity and Capital Resources

Fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004

Since inception, the Company has financed operations primarily through the sale of our securities, and, to a lesser extent, issuance of debt and a small amount of sales revenue. As of December 31, 2005, the Company had liquid assets of $183,835 as compared to $197,439 for the year ended December 31, 2004. The represents a decrease of $13,604, but operationally is insignificant.

The Company had a capital deficit of $1,290,659 at December 31, 2005 compared to $1,203,056 at December 31, 2004, representing an increased deficit of $87,603. This substantial deficit reflects the early stage of development of the Company at this point in time, with substantial capital costs and modest revenues.

Fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003

The Company had a working capital deficit of $1,203,056 at December 31, 2004 compared to a working capital deficit of $1,317,120 at December 31, 2003, representing a decrease of $114,064 (9%), due primarily to increased cash realized from private placement share subscriptions and share purchase warrant exercises.

During Fiscal 2004, the Company raised $423,197 in equity, which netted the Company $401,576 of cash and $21,621 towards share commissions.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company had a working capital deficit of $1,317,120 at December 31, 2003 compared to a working capital deficit of $1,157,129 at December 31, 2002, representing an approximate 14% increase, due primarily to increased accounts payable from delays in making payroll, and increased advances from another company.

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances. During Fiscal 2003, the Company raised $190,640 in equity, which netted the Company $174,269.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company's cash position at December 31, 2002 was $1,178 as compared to $41,762 at December 31, 2001, representing a 97% decrease.

The Company failed to make any of the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor, Hewlett-Packard filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002 the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgment against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgment has been accrued by the Company, and is included in accounts payable. None of the proceeds from private placements from the date of the judgment to the present time have been put toward discharging this debt. The Company intends to allocate 10% of monies raised by private placement in the future toward reduction of debt.

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. As an immediate strategy, the Company intends to raise US$2 million through private placements of stock to maintain and expand its business operations. The intended use of these proceeds will be used as follows:

10% for debt reduction
20% for capital assets (computer hardware and software)
20% for operations
20% for further development of the on-line application
20% for capital lease obligations
10% for marketing and collaterals.

While the Company’s initial focus is on non-exclusive production music catalogues, the Company intends to expand its publishing interests through the acquisition of publishing rights and advances for exclusive territory representation of select artists, libraries and labels. The Company is also pursuing additional opportunities in third-party audio/video distribution applications for broadcast airing and workgroup evaluation, royalty-related market data, watermarking and wireless technologies.

However, there is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As at December 31, 2005, the Company is indebted by way of loans made to the Company by unrelated parties ($261,200) and related parties ($93,584). Of the unrelated party loans $44,256 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The related party loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable.

At this time the Company has been unable to obtain bank financing. Accordingly, the Company intends to raise the capital it requires by way of private placements.

As at December 31, 2005 the Company has a lease commitment for its premises which requires minimum payments of $1,507 per month over a five year period, expiring on August 31, 2009.

In the future, the Company will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise these additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's products and/or services to the market place or the ability to supply sufficient product and/or services to the market place on a continual and profitable basis. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of December 31, 2005, the Company has 20,455,582 issued and outstanding common shares, 1,555,000 outstanding share purchase warrants, and 1,895,000 stock options outstanding.

C.               Research and Development, Patents and Licenses, etc.

The Company does not have a set research and development (“R&D”) policy, and its R&D expenditures in the past three years have not been significant (2005 - $11,645, 2004 - $13,762; 2003 - $18,750). Minimal R&D was carried out between October 2001 and October 2002 and none was done from November 2002 to December 2003 due to lack of funding. From January 2004 to the present time, R&D has included development of the dBc website and content and audio content, and research on web search strategy and content creation, potential partners and competitors, tools and technology and marketing.

Mike Knutsen is the Company’s Vice-President of Product Management, which encompasses R&D.

D.               Trend of Information

Production:

Dittybase

The Company currently has just over 19,000 tracks on-line and an additional 35,000 tracks available. This is an increase of approximately 20% in production during 2005. We anticipate an increase of approx 15% (750 tracks per quarter) for 2006.

dBc

Fifty DVD sets contain 12 CDs (500 tracks) of material each and 100 demo CDs promoting the dBc content. Sales There was little change in sales between 2003 and 2004, other than a modest increase in Canadian sales.

The Company’s Dittybase client application came online in late 2004 and, combined with marketing efforts, the Company has seen a significant and continuing increase in leads which has resulted in a steady increase in sales per quarter.

In the year ended December 31, 2005 the Company’s sales of $93,169 surpassed the Company’s annual 2004 sales ($23,258) by 300%. The Company anticipates, continuing a 50% quarterly increase in sales for the next 12 months, based on a calculation of recent sales numbers.

Inventory

Dittybase

Currently Dittybase has over 19,000 titles on-line and an additional 35,000 titles available for on-line promotion. The Company anticipates to promote up to 3,000 new track titles to get its on-line inventory to 22,000 titles by the end of 2006.

dBc

One hundred DVD introduction/promotional sets (Volume 1 consisting of 500 tracks) were created in 2005. An additional 100 DVD sets were created as of October 2005 to introduce Volume 2 and Hi-Fi Series.

The Company’s average margin is 32% and average cost of goods sold is 68%. The Company does not anticipate any significant change.

Over the last year there has not been any significant change in the Company’s selling price, nor does the Company anticipate any significant change.

Uncertainties

There is an uncertainty with the Canadian Copyright Board on Tariff 22. The government of Canada may supersede contracts with online aggregators and their publishers to pay out up to 10%+ of gross sales on-line transactions/public performance of copyrighted music to SOCAN. Dittybase has taken precautions by holding 10% of all gross sales transactions in Canada. The Company is not sure of when or how much this tariff could be on its gross revenues.

Trends of the Industry

On-line transactions to obtain a music license are more readily accepted now than they were in 2001 when the Company first introduced its on-line solution. This is due to the production music marketplace actively seeking solutions to the high costs associated with the use and administration of music.

Synchronization Licensing and Publishing Revenues

The Company anticipates growth in the traditional media industry for synchronization and publishing revenue to remain consistent with previous years.

Digital Asset Management

It is the belief of management that there has been a substantial increase in the use of digitized media and the costs associated with managing the affiliated rights within the media, and the Company anticipates an increase in revenues from its digital asset management application, dittyNET. Provided the Company can raise adequate financing it expects to release a version of dittyNET by the end of 2007.

E.               Off-balance sheet arrangements

Not applicable

F.               Tabular Disclosure of Contractual Obligations

As at December 31, 2005, the Company had the following contractual obligations:

Contractual obligations	Payments due by period
	Total (Cdn$)	Less than 1 year (Cdn$)	1 – 3 years (Cdn$)	3 – 5 years (Cdn$)
Operating lease obligations	66,303	18,083	48,220	N/A
Demand note obligation - interest bearing(1)(2)	44,256	44,256	N/A	N/A
Demand note obligations - non-interest bearing(2)	310,538	310,528	N/A	N/A
Litigation Payable(3)	428,285	428,285	N/A	N/A

(1)	This loan bears interest at the rate of 20% per annum.
(2)	These loans are unsecured and have no specific terms for repayment.
(3)

The Company failed to make any of the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002 the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgment against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgment has been accrued by the Company, and is included in accounts payable.

Item 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Tim Daniels	45	President, Chief Financial Officer and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	70	Director	Nil	Nil
Lance Landiak	36	Vice-President of Business Development and Director	Nil	Nil
Blake Fallis	46	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	37	Vice-President of Product Management	Nil	Nil
Duane Miller	46	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS - Director and President and Chief Financial Officer

Mr. Daniels (44) has been a Director and President of the Company since July 1999. Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies. Mr. Daniels has served as a board member for several Canadian publicly traded companies. Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (70) has been a Director of the Company since March 2000. Prior thereto he was the owner of Intellicard Systems Ltd. Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (36) has been a Director and Vice-President of Business Development of the Company since July 1999. Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (46) has been the Vice-President of Corporate Development of the Company since July 1999. Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co. Ltd. from 1990 to 1995. Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering. Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario.

MIKE KNUTSEN - Vice President of Product Management

Mr. Knutsen (37) is Vice-President of Product Management of the Company. Prior thereto he had been the Vice-President of Research and Development of the Company since July 1999. This designation is now included in his duties as Vice-President of Product Management. Prior to 1999, he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998. Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (46) has been the Vice-President of Operations of the Company since July 2002. Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996. He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

None of the current Directors or Officers of the Company are, or have in the past been, directors or officers of any other reporting issuer in the United States except for Tim Daniels who has been the president and a director of Erin Ventures Inc (Symbol ERVFF) since July 2001.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B.               Executive Compensation

There are presently five Executive Officers of the Company namely, Tim Daniels (President), Lance Landiak (Vice-President of Business Development), Mike Knutsen (Vice-President of Research and Development), Duane Miller (Vice-President of Operations) and Blake Fallis, Vice-President of Corporate Development). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

Name and Principal Position	Year				Long Term Compensation			All Other Compen- sation ($)
		Annual Compensation			Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2005 2004 2003	42,411(8) Nil Nil	Nil Nil Nil	Nil Nil Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2005 2004 2003	81,537(3) 17,175(3) 11,620(3)	Nil Nil Nil	1,463(1) 4,325(1) Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Product Management	2005 2004 2003	66,975(3) 6,300(3) 1,100	Nil Nil Nil	16,025(1) 11,450(1) Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President of Operations	2005 2004 2003	126,500 (6) 71,425 (5) 80,000(2)	Nil Nil Nil	3,500(1) 8,575(1) Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blake Fallis Vice-President of Corporate Development	2005 2004 2003	85,000(7) Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Urquhart Director	2005 2004 2003	20,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Fischer(4) Manager of Software Development	2005 2004 2003	Nil Nil 20,417(2)	Nil Nil Nil	Nil Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Payment for website design and development charges.
(2)	Accrued but unpaid salary.
(3)	Payment of salary.
(4)	Mr. Fischer left the Company on April 15, 2003.
(5)	$24,333 of this amount represents accrued but unpaid salary.
(6)	$16,236 of this amount represents accrued but unpaid salary
(7)	$18,750 of this amount represents accrued but unpaid salary
(8)	$34,980 of this amount represents accrued but unpaid management fees

See “Related Party Transactions” for details of non-interest bearing loans payable by the Company to Erin Ventures Ltd., a company of which Mr. Daniels is a director, for a total of $93,584.

See “Share Ownership” below for details regarding the ownership of shares of the Company by the Company’s directors and officers.

There were no Executive Officers, or directors or other officers of the Company, who served during the financial years noted in the above table, whose salaries exceeded US$100,000 per year.

Options and Stock Appreciation Rights (SARs)

The Company has granted a total of 1,625,000 stock options to its directors and officers, all exercisable at $0.25 per share until November 1, 2007, as follows:

Name of Optionee	Number of Options
Tim Daniels Lance Landiak Mike Knutsen Duane Miller Blake Fallis Bruce Urquhart Mike Fischer	400,000 400,000 200,000 200,000 200,000 200,000 25,000

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans. However, the Company’s Articles authorize the Directors, on behalf of the Company, to pay a gratuity or pension or allowance on retirement to any Director of the Company who has held any salaried office or place of profit with the Company or to his spouses or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. No monies have been set aside by the Company for this purpose.

C.               Board Practices

The board of Directors of the Company is currently comprised of Tim Daniels, Bruce Urquhart and Lance Landiak. Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders unless that person ceases to be a Director before that date. The board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Daniels, Urquhart and Landiak. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D.               Employees

As of December 31, 2005 the Company has 5 full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in operations, and one in management.

E.               Share Ownership

The following table lists as of December 31, 2005, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Company. See “Executive Compensation” above for details of stock options held by the Company’s Directors and members of its administrative, supervisory and management bodies.

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Tim Daniels President, Director and Chief Financial Officer	990,000(2)(6)	4.8
Lance Landiak Director and Vice-President of Business Development	1,600,000(3)(7)	7.8
Mike Knutsen Vice-President of Product Management	1,600,000(3)(7)	7.8
Bruce Urquhart Director	200,000(2)	<1.0
Blake Fallis Vice-President of Corporate Development	1,752,000(2)(5)(8)	8.6
Duane Miller Vice-President of Operations	676,188(4)(7)	3.3

(1)	The percentage ownership is based on 20,455,582 shares outstanding as of December 31, 2005.
(2)	These shares were acquired at $0.10 per share.
(3)	1,100,000 of these shares were acquired at $0.0001 per share.
(4)	100,000 of these shares were acquired at $0.0001 per share and 76,188 were acquired at $0.25 per share.
(5)	1,462,000 of these shares are held in the name of Hopedale Management Inc., a private Bahamian company owned by Mr. Fallis.
(6)	These shares are held in the name of Sausalito Enterprises Ltd., a private company registered in Turks and Caicos, BWI, owned by Mr. Daniels (as to 500,000 shares) and his wife (as to 490,000 shares).
(7)	500,000 of these shares were acquired at $0.10 per share.
(8)	290,000 of these shares were acquired at $0.10 per share and are held in the name of Blake Fallis.

Item 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries. As of December 31, 2005, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,600,000	7.8%
Mike Knutsen	1,600,000	7.8%
Jason Stevenson	1,128,285	5.5%
Hopedale Management Inc.(1)	1,462,000	7.1%

(1)	Hopedale Management Inc. is a private Bahamian company owned by Blake Fallis, Vice-President of Corporate Development of the Company.

As of December 31, 2005 the Company had 136 shareholders of record of which 3,955,207 shares were held by non residents of Canada. A total of 813,207 shares of the Company are held by 4 U.S. residents.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.               Related Party Transactions

The Company has accounts payable to certain of its current and former officers for unpaid salaries/management fees, as follows:

For the year ended December 31, 2005	- $34,980 to Tim Daniels, President.
- $18,750 to Blake Fallis, Vice-President of Corporate Development
- $16,236 to Duane Miller, Vice-President of Operations

For the year ended December 31, 2004	- $24,333 to Duane Miller, Vice-President of Operations.

For the year ended December 31, 2003	- $80,000 to Duane Miller, Vice-President of Operations; and
- $20,417 to Mike Fischer, a former officer.

For the year ended December 31, 2002:	- $39,431 Duane Miller, Vice-President of Operations; and
- $35,000 to Mike Fischer, a former officer.

In addition, the Company has accounts payable to certain of its current and former officers for unpaid website design and development charges, as follows:

For the year ended December 31, 2002:	- $35,000 to Mike Fischer, a former officer.

As at December 31, 2005 the Company had non-interest bearing loans of $93,584 payable to Erin Ventures Inc., a public Company which trades on the TSX Venture Exchange. Tim Daniels is a Director of Erin Ventures Inc.

C.               Interests of Experts and Counsel

Not applicable.

Item 8.                      FINANCIAL INFORMATION

A.               Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2005, 2004 and 2003.

Legal proceedings

In 2002 the Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment totalling $621,548, software and related warranties and support services. In April 2002, the lessor of the equipment filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and support services were terminated.

Other than the above the Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.               Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2005 there have been no significant changes except for the following:

  issued 24,000 common shares at $0.25 per share pursuant to a private placement. Cash proceeds of $6,000 less issue costs of $420 were received and recorded as share subscriptions at December 31, 2005. Each common share has one share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.35 per share until July 15, 2006.;

  issued 595,058 common shares at $0.25 per share pursuant to a private placement. Cash proceeds of $113,765 less issue costs of $8,502 were received and recorded as share subscriptions at December 31, 2005. Each common share has one share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.50 per share until October 3, 2006;

  issued 165,000 common shares pursuant to warrants exercised at $0.20. Cash proceeds of $29,500 less issue costs of $2,065 were received and recorded as share subscriptions at December 31, 2005;

  issued 2,100,000 common shares to settle a loan payable of $159,958 outstanding at December 31, 2005;

  issued 19,075 common shares for share issue costs; and

  on March 21, 2006 renewed a one-year licensing agreement with Movie Central, western Canada’s premium cable television networks. Movie Central is a Division of Corus Entertainment.

Item 9.                      THE OFFER AND LISTING

A.               Offer and Listing Details

Not applicable.

B.               Plan of Distribution

Not applicable.

C.               Markets

The common shares of the Company are not listed on any stock exchange although it is the intention of management of the Company to seek a quotation of the Company’s common shares on the NASD’s Over the Counter Bulletin Board during the second quarter of 2006. There will continue to be no market for the Company's common stock in the United States until the Company's common stock is quoted on the NASD’s Over the Counter Bulletin Board. No assurance can be given that a market for the Company's common stock will be quoted on the NASD’s Over the Counter Bulletin Board.

It is likely that shares of the Company's common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the United States in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

Pacific Corporate Trust Company, located in Vancouver, BC, Canada, will be the registrar and transfer agent for the Company’s common shares.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

Item 10.                      ADDITIONAL INFORMATION

A.               Share Capital

Not applicable.

B.               Memorandum and Articles of Association

This information has been reported previously in a registration statement on Form 20F filed on EDGAR on September 19, 2005.

C.               Material Contracts

The Company has not entered into any contracts within the past two years which would not be considered normal course of business.

D.               Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Taxation” below.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The following discussion summarizes the material features of the Investment Act, in its present form, for a nonresident of Canada who proposes to acquire Common Shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than Cdn$223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than Cdn$5 million. The Cdn$5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

E.               Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

US Holders

As used herein, a “US Holder” is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for US federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s US federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a US Holder which is a corporation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between :

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a “PFIC”). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a “FPHC”) or a "controlled foreign corporation" (a "CFC") under current US law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's Common Shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The Company does not assume responsibility for the withholding of taxes on the shareholder level.

F.               Dividends and Paying Agents

Not applicable.

G.               Statement by Experts

Not applicable.

H.               Documents on Display

The Company is a reporting company under the Act and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 4;50 Fifth Street, N.W., Washington D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC at prescribed rates at the address set out above. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sesc.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Act, as amended, and registration statements, reports and other documents under the Act, as amended.

The documents concerning the Company which are referred to in this Annual Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

I.               Subsidiary Information

Not applicable.

Item 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.               Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in US dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company has a loan which bears interest at 20% per annum, with no specific terms for repayment. This loan is included in the Company’s accounts payable. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

PART II

Item 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.                      MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s president and chief financial officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Act), amended as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on such evaluation, such officer has concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting him on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Act.

Changes in Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In the most recent fiscal year, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

The Company has one member on its Audit Committee who is financially literate, and the Board has determined that Tim Daniels of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of the Form 20F.

Item 16B.                   CODE OF ETHICS

Not applicable. The Company intends to adopt a code of ethics when it has been advised that its application to list its common shares on the OTCBB has been accepted.

Item 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amisano Hanson, Chartered Accountants, acted as the Company’s independent auditor for the fiscal periods ended December 31, 2005 and 2004, 2003, 2002 and 2001. The chart below sets forth the total amount billed the Company by Amisano Hanson for services performed in the years 2005 and 2004 and breaks down these amounts by category of service in Canadian Dollars:

	Year 2005 ($)	Year 2004 ($)
Audit	37,750	49,800
Audit Related	N/A	N/A
Tax	N/A	N/A
All Other Fees	N/A	N/A

“Audit Fees” are the aggregate fees billed by Amisano Hanson for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by Amisano Hanson for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by Amisano Hanson for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Amisano Hanson. Any services provided by Amisano Hanson that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion.

Item 16D.                   EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

Item 16E.                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

Item 17.                      FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to US GAAP is included therein.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Audited Financial Statements of the Company
Independent Auditor's Report
Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2005
Consolidated Statement of Shareholders’ Equity (Deficiency) from April 3, 1997 (Date of Incorporation) to December 31, 2005
Notes to Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

 (Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Dittybase Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Dittybase Technologies Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2005 and for the period April 3, 1997 (Date of Inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and for the period April 3, 1997 (Date of Inception) to December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 8, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, substantial losses from operations and is in the process of developing its website operations which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the directors dated June 8, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
June 8, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Stated in Canadian Dollars)

	2005	2004

ASSETS

Current
Cash	$104,878	$167,617
Accounts receivable	41,455	-
GST receivable – Note 3	8,237	26,633
Marketable securities (Market value: $75; 2004: $75)	75	75
Prepaid expenses	29,190	3,114

	183,835	197,439

Security deposit	2,700	2,700
Equipment – Notes 4 and 7	34,131	24,664
Website costs – Notes 5 and 9	11,645	13,762

	$232,311	$238,565

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 7	$800,078	$745,477
Due to related parties – Note 9	413,216	394,694
Loans payable – Notes 6 and 14	261,200	260,324

	1,474,494	1,400,495

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value – Notes 8 and 14
Unlimited share authorized
20,455,582 shares issued (2004: 17,225,243)	3,338,939	2,920,294
Share subscriptions – Notes 8 and 14	138,277	-
Contributed surplus – Note 8	189,500	-
Deficit accumulated during the development stage	(4,908,899)	(4,082,224)

	(1,242,183)	(1,161,930)

	$232,311	$238,565
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2005, 2004 and 2003,
and for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

				April 3, 1997
				(Date of
				Inception) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005
Revenue
Music license sales	$93,169	$22,625	$23,493	$182,093
Miscellaneous – Note 9	-	633	29	662

	93,169	23,258	23,522	182,755
Expenses
Accounting and legal fees	75,926	92,547	18,926	428,586
Advertising and promotion	27,868	-	-	69,610
Amortization – equipment	8,486	9,911	9,353	374,027
– website	26,854	32,513	156,189	1,303,778
– deferred charges	-	-	-	8,004
Bad Debt	1,024	-	-	1,024
Filing Fees	6,377	-	-	6,377
Financial consulting fees	-	-	-	157,162
Foreign exchange loss (gain)	(3,129)	(2,123)	(6,189)	(9,362)
Interest and bank charges	11,168	9,394	11,167	127,460
Interest on capital lease	-	-	-	16,550
License fees	69,811	14,368	16,013	138,647
Management fees – Note 9	62,411	-	-	220,736
Consulting and Services	23,364	-	-	50,611
Office and miscellaneous	4,819	15,438	8,185	137,004
Rent – Note 9	23,874	67,448	87,252	434,347
Stock-based compensation – Note 8	189,500	-	-	189,500
Telephone and internet	11,645	10,216	8,033	264,963
Travel	2,317	-	-	75,607
Utilities	-	1,558	1,947	17,408
Wages and benefits	17,716	-	26,639	207,770
Wages and benefits to related parties – Note 9	359,812	59,575	141,236	635,623

	(919,844)	(310,845)	(478,751)	(4,865,432)

Loss before other items	(826,675)	(287,587)	(455,229)	(4,682,677)
Other items:
Write-down of equipment	-	-	-	(15,126)
Write-off of accounts payable	-	-	-	17,189
Loss on termination of capital lease	-	-	-	(228,285)

Net loss for the period	$(826,675)	$(287,587)	$(455,229)	$(4,908,899)

Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.03)

Weighted average number of shares outstanding	17,682,626	15,179,309	13,171,936

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003,
and for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

				(Note 16)
				April 3, 1997
				(Date of
				Inception) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005
Operating Activities
Net loss for the period	$(826,675)	$(287,587)	$(455,229)	$(4,908,899)
Adjustments to reconcile net loss used in operations:
Amortization - equipment	8,486	9,911	9,353	374,027
- website	26,854	32,513	156,189	1,313,778
- deferred charges	-	-	-	8,004
Write-down of equipment	-	-	-	15,126
Loss on write-down of marketable securities	-	-	-	150
Write-off of accounts payable	-	-	-	(17,189)
Loss on termination of capital lease	-	-	-	228,285
Shares issued for salary and management fees	220,000	-	-	220,000
Stock-based compensation	189,500	-	-	189,500
Changes in non-cash working capital balances related
to operations:
GST receivable	18,396	(5,131)	(10,498)	(8,237)
Accounts receivable	(41,455)	-	-	(41,455)
Prepaid expenses and security deposit	(26,076)	575	(41)	(31,890)
Accounts payables and accrued liabilities	69,601	(9,926)	57,327	521,130
Increase in due to related parties	19,538	39,945	61,354	278,992

	(341,831)	(219,700)	(181,545)	(1,858,678)
Investing Activities
Acquisition of marketable securities	-	-	-	(225)
Increase in deferred charges	-	-	-	(37,817)
Acquisition of equipment	(17,953)	(12,124)	(553)	(238,684)
Increase in website costs	(24,737)	(27,525)	-	(1,325,423)
Proceeds from disposal of capital assets	-	-	1,200	1,200

	(42,690)	(39,649)	647	(1,600,949)
Financing Activities
Increase in loans payable	876	-	6,039	259,740
Increase (decrease) in due to related parties	(1,017)	21,700	52,000	135,683
Decrease in obligation under capital lease	-	-	(3,678)	(3,678)
Proceeds from issuance of common shares	183,645	401,576	117,889	2,784,095
Increase in share subscriptions	138,277	-	11,160	164,437
Increase in special warrant subscriptions	-	-	-	224,227

	321,782	423,276	183,410	3,564,505

…/Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003,
and for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

				April 3, 1997
				(Date of
				Inception) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005

Increase (decrease) in cash during the period	(62,739)	163,927	2,512	(62,739)

Cash, beginning of the period	167,617	3,690	1,178	-

Cash, end of the period	$104,878	$167,617	$3,690	$104,878

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$15,251

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total
Balance, April 3, 1997	-	$-	$-	$-	$-	$-
Issue of shares for cash – at $1.00	200	200	-	-	-	200
Net loss for the period from April 3, 1997 (Date of
Inception) to August 31, 1997	-	-	-	-	(539)	(539)

Balance, August 31, 1997	200	200	-	-	(539)	(339)
Issue of shares for cash – at $1.00	100	100	-	-	-	100
Net income for the year ended August 31, 1998	-	-	-	-	366	366

Balance, August 31, 1998	300	300	-	-	(173)	127
Acquisition of Dittybase Inc.	(300)	-	-	-	-	-
– exchange of common shares	3,300,000	-	-	-	-	-
– outstanding common shares of the Company
prior to acquisition	1,000	10	-	-	-	10
Cancellation of common shares	(1,000)	-	-	-	-	-
Share subscriptions	-	-	363,077	-	-	363,077
Net loss for the year ended August 31, 1999	-	-	-	-	(337,944)	(337,944)

Balance, August 31, 1999	3,300,000	310	363,077	-	(338,117)	25,270
Share subscriptions	-	-	121,026	-	-	121,026
Net loss for the four months ended December 31, 1999	-	-	-	-	(112,648)	(112,648)

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648

…/Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648
Issue of shares for cash:
- pursuant to private placements
– at $0.0001	200,000	20	-	-	-	20
– at $0.10	2,452,000[1]	245,200	-	-	-	245,200
– at $0.35	2,247,212[2]	786,524	(484,103)	-	-	302,421
– at $0.35	1,126,142	394,150	-	-	-	394,150
– at $0.50	14,000	7,000	-	-	-	7,000
– at $0.75	125,500	94,125	-	-	-	94,125
- pursuant to the exercise of share purchase warrants
– at $0.75	250,657	187,993	-	-	-	187,993
Issue costs – finders fee	-	(138,311)	-	-	-	(138,311)
Issue of shares pursuant to debt settlement agreement
– at $0.35	80,678	28,237	-	-	-	28,237
Share subscriptions	-	-	158,075	-	-	158,075
Net loss for the year ended December 31, 2000	-	-	-	-	(801,774)	(801,774)

Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784

…/Cont’d.

1 With one warrant per share attached, exercisable at $0.75; all expired unexercised
2 With one warrant per share attached, exercisable at $0.75; 250,657 exercised; 1,996,555 expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784
Issue of shares for cash:
- pursuant to private placements – at $0.35	156,643	54,825	(54,825)	-	-	-
– at $0.35	214,285[3]	75,000	(75,000)	-	-	-
– at $0.50	115,300	57,650	(28,250)	-	-	29,400
- pursuant to special warrants - at $0.50	247,000[4]	123,500	-	-	-	123,500
Issue of shares for services rendered – at $0.25	74,328	18,582	-	-	-	18,582
Issue of shares pursuant to debt settlement agreements
– at $0.25	69,644	17,411	-	-	-	17,411
– at $0.50	10,453	5,227	-	-	-	5,227
Special warrant subscriptions	-	-	-	254,529	-	254,529
Issue costs	-	-	-	(31,052)	-	(31,052)
Net loss for the year ended December 31, 2001	-	-	-	-	(1,066,994)	(1,066,994)

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)

     …/Cont’d

3 With one warrant per share attached, exercisable at $0.50; all expired unexercised
4 With one warrant per share attached, exercisable at $0.50; all expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)
Issue of shares for cash:
- pursuant to private placements - at $0.10	1,000,000[5]	100,000	-	-	-	100,000
- at $0.15	63,333[6]	9,500	-	-	-	9,500
- pursuant to the exercise of share purchase warrants
- at $0.15	240,500	36,075	-	-	-	36,075
- pursuant to special warrants - at $0.35	730,511[7]	255,678	-	(208,254)	-	47,424

Issue costs	-	(25,407)	-	25,407	-	-
Special warrant subscription	-	-	-	750	-	750
Share subscriptions	-	-	16,500	-	-	16,500
Issue costs	-	-	(1,500)	-	-	(1,500)
Net loss for the year ended December 31, 2002	-	-	-	-	(1,019,875)	(1,019,875)

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)

…/Cont’d.

5 With one warrant per share attached, exercisable at $0.50; all expired unexercised
6 With one warrant per share attached; exercisable at $0.30; all expired unexercised
7 With one warrant per share attached; exercisable at $0.15; 245,500 exercised; 485,011 expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)
Issue of shares for cash:
- pursuant to private placements - at $0.10	285,000[8]	28,500	-	-	-	28,500
- at $0.10	385,000[9]	38,500	-	-	-	38,500
- at $0.15	460,767[10]	69,115	(16,500)	-	-	52,615
- at $0.15	50,000[11]	7,500	-	-	-	7,500

Issue costs	-	(10,726)	1,500	-	-	(9,226)
- pursuant to exercise of share purchase warrants
- at $0.15	5,000	750	-	(750)	-	-
- pursuant to special warrants - at $0.35	132,214	46,275	-	(46,275)	-	-

Issue costs	-	(5,645)	-	5,645	-	-
Share subscription	-	-	12,000	-	-	12,000
Issue costs	-	-	(840)	-	-	(840)
Net loss for the year ended December 31, 2003	-	-	-	-	(455,229)	(455,229)

Balance, December 31, 2003	14,036,167	2,507,558	11,160	-	(3,794,637)	(1,275,919)

…/Cont’d.

8 With one warrant per share attached; exercisable at $0.30; all expired
9 With one warrant per share attached; exercisable at $0.15; 120,000 exercised during the year ended December 31, 2004; 265,000 expired
10 With one warrant per share attached; exercisable at $0.30; all expired
11 With one warrant per share attached; exercisable at $0.15; all exercised during the year ended December 31, 2004

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2003	14,036,167	$2,507,558	$11,160	$-	$(3,794,637)	$(1,275,919)

Issue of shares for cash:
- pursuant to private placements - at $0.10	632,076[12]	63,208	(11,160)	-	-	52,048
- at $0.15	1,000,000[13]	150,000	-	-	-	150,000
- at $0.15	181,661[14]	27,250	-	-	-	27,250
- at $0.15	682,671[15]	102,400	-	-	-	102,400
- at $0.15	100,000[16]	15,000	-	-	-	15,000
- at $0.15	126,666[17]	19,000	-	-	-	19,000
- pursuant to exercise of share purchase warrants
- at $0.15	383,327	57,499	-	-	-	57,499

Issue costs	-	(25,407)	-	-	-	(25,407)
Issue of shares for commissions	82,675	3,786	-	-	-	3,786
Net loss for the year ended December 31, 2004	-	-	-	-	(287,587)	(287,587)

Balance, December 31, 2004	17,225,243	2,920,294	-	-	(4,082,224)	(1,161,930)

…/Cont’d.

12 With one warrant per share attached; exercisable at $0.15; 55,000 exercised during the year ended December 31, 2004;577,076 expired during the year ended December 31, 2005
13 With one warrant per share attached; exercisable at $0.22; expired subsequent to December 31, 2005
14 With one warrant per share attached; exercisable at $0.15; 158,327 exercised and 23,334 expired during the year ended December 31, 2004
15 With one warrant per share attached; exercisable at $0.25; 304,332 expired during the year ended December 31, 2005; repriced to $0.20 and 218,339 exercised during the year ended December 31, 2005; 160,000 exercised subsequent to December 31, 2005
16 With one warrant per share attached; exercisable at $0.50; expired during the year ended December 31, 2005
17 With one warrant per share attached; exercisable at $0.30; expired during the year ended December 31, 2005

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Inception) to December 31, 2005
(Stated in Canadian Dollars)

						Deficit
						Accumulated
				Special		During the
	Common Stock Issued		Share	Warrant	Contributed	Development
	Shares	Amount	Subscriptions	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2004	17,225,243	2,920,294	-	-	-	(4,082,224)	(1,161,930)

Issue of shares for cash:
- pursuant to private placements - at $0.15	67,000[18]	10,050	-	-	-	-	10,050
- at $0.25	495,000[19]	123,750	-	-	-	-	123,750
- pursuant to exercise of share purchase warrants
- at $0.20	318,339	63,668	-	-	-	-	63,668
Issue costs	-	(13,823)	-	-	-	-	(13,823)

Pursuant to payment of wages and management fees
- at $0.10	2,200,000[20]	220,000	-	-	-	-	220,000
Pursuant to settlement of debt - at $0.10	150,000[21]	15,000	-	-	-	-	15,000
Share Subscriptions			119,764		-		119,764
Exercise of share purchase warrants			29,500		-		29,500
Issue costs			(10,987)		-		(10,987)
Contributed surplus	-	-	-	-	189,500	-	189,500

Net loss for the year ended December 31, 2005	-	-	-	-	-	(826,675)	(826,675)

Balance, December 31, 2005	20,455,582	$3,338,939	$138,277	$-	$189,500	$(4,908,899)	$(1,242,183)

18 With one warrant per share attached; exercisable at $0.30; expired during the year ended December 31, 2005
19 With one warrant per share attached; exercisable at $0.20; 100,000 exercised; 395,000 expired subsequently
20 No warrants attached
21 No warrants attached

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $4,898,899 since its inception and has a working capital deficiency of $1,290,659 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”) and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Computer equipment	30% declining balance
Computer software	100% straight-line
Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

k)	Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

l)	Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2005.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 5

Note 3	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

	2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,623	$52,156	$18,467
Computer software	11,771	2,866	8,905
Furniture and equipment	18,339	13,435	4,904
Leasehold improvements	2,560	704	1,856

	$103,293	$69,161	$34,132

	2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$63,208	$47,023	$16,185
Computer software	1,232	1,203	29
Furniture and equipment	18,339	12,209	6,130
Leasehold improvements	2,560	240	2,320

	$85,339	$60,675	$24,664

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

Balance December 31, 2003	$1,273,161	$(1,254,411)	$18,750
Additions	27,525	-	27,525
Amortization	-	(32,513)	(32,513)

Balance, December 31, 2004	1,300,686	(1,286,924)	13,762
Additions	24,737	-	24,737
Amortization	-	(26,854)	(26,854)

Balance, December 31, 2005	$1,325,423	$(1,313,778)	$11,645

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 6

Note 6	Loans Payable

	2005	2004
Unsecured, non-interest bearing loan from unrelated
party, with no specific terms for repayment	$2,000	$8,500
Unsecured, non-interest bearing loans from unrelated
companies, with no specific terms for repayment	214,944	214,944
Unsecured loan from unrelated party bearing interest at
20% per annum, with no specific terms for repayment	44,256	36,880

	$261,200	$260,324

Note 7	Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company and is included in accounts payable.

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At December 31, 2005, the Company received $6,000 in respect to 24,000 units at $0.25 per unit and paid out $420 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until July 15, 2006.

At December 31, 2005, the Company received $113,765 in respect to 455,058 units at $0.25 per unit and paid out $8,502 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 until October 3, 2006.

At December 31, 2005, the Company received $29,500 in respect to the exercise of 147,500 warrants at $0.20 per warrant and paid out $2,065 in issue costs.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 7

Note 8	Share Capital – Note 14 – (cont’d)

b)	Commitments

Share Purchase Warrants

At December 31, 2005, the Company had 1,555,000 share purchase warrants outstanding from private placements entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date

160,000	$0.20	January 31, 2006
395,000	$0.20	February 18, 2006
1,000,000	$0.22	May 17, 2006

1,555,000

During the year ended December 31, 2005, 1,175,074 share purchase warrants, exercisable at $0.25 -$0.50, expired unexercised. Subsequent to December 31, 2005, 1,390,000 share purchase warrants, exercisable at $0.20 -$0.22, expired unexercised.

Stock-based Compensation Plan

The Company has granted directors, employees and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, 25% of the options vest when granted and 12½ % vest every three months thereafter.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the year	-	-	-	-
Granted	1,895,000	$0.25	-	-

Outstanding, end of the year	1,895,000	$0.25	-	-

Exercisable, end of the year	1,895,000	$0.25	-	-

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 8

Note 8	Share Capital – Note 14 – (cont’d)

b)	Commitments – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended December 31, 2005, stock-based compensation expense of $189,500 (2004: $Nil) was recorded. The weighted average fair value of share purchase options granted of $0.10 (2004: $Nil) per option has been determined using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Expected dividend yield	0.0%	-
Expected volatility	73%	-
Risk-free interest rate	2.23%	-
Expected term in years	2 years	-

As at December 31, 2005, there are 1,895,000 director, employee and consultants share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 (US$0.21) per share expiring November 1, 2007.

Note 9	Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a company with a common director and directors and officers of the Company:

				April 3, 1997
				(Date of
				Inception) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005

Management fees	$62,411	$-	$-	$220,736
Website costs – salaries	21,902	24,400	-	363,079
Wages and benefits	359,812	59,575	141,236	635,623
Miscellaneous income	-	(300)	-	(300)
Recovery of rent	(6,050)	(2,000)	-	(8,050)

	$438,075	$81,675	$141,236	$1,211,088

Miscellaneous income includes recovery of moving costs from a company with a common director.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 9

Note 9	Related Party Transactions – (cont’d)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $93,584(December 31, 2004: $136,700) of loans and $34,980 (December 31, 2004: $Nil) of unpaid management fees due to a director and a company with a common director, $10,987 (December 31, 2004: $10,500) of unpaid share issue costs and $18,750(December 31, 2004: $Nil) of unpaid wages due to an officer of the Company, and $254,915 (December 31, 2004: $247,494) of unpaid wages and benefits due to two officers of the Company.

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

During the year ended December 31, 2000, the Company issued 1,988,285 common shares to a company with a common insider of the Company, a former director of the Company and to a company with a common insider of the Company.

During the year ended December 31, 2001, the Company issued 492,000 common shares to a company with a common insider of the Company.

During the year ended December 31, 2005, The Company issued 2,200,000 common shares to two directors and 3 officers of the Company for wages and management fees.

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2005, the Company:

-	issued 2,200,000 common shares at $0.10 per share for payment of wages and management services;

-	issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000.

During the year ended December 31, 2004, the Company:

-	issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in 2003 of $12,000 less issue costs of $840.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 10

Note 10	Non-cash Transactions – (cont’d)

During the year ended December 31, 2003, the Company:

–	issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in 2002 of $16,500 less issue costs of $1,500;

–	issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in 2002 of $47,025 less issue costs of $5,645.

Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2005, the Company has accumulated non-capital losses totalling $3,210,452, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2015	732,497
2022	11,417
2023	3,732
2024	2,161
2025	61,707

$3,210,452

The significant components of the Company’s future tax assets are as follows:

	2005	2004
Temporary differences – capital assets	$497,801	$481,888
Non-capital losses	1,082,730	816,128
	1,580,531	1,298,016
Valuation allowance	(1,580,531)	(1,298,016)
	$-	$-

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 11

Note 12	Commitments – Notes 7, 8 and 14

i)	The Company has lease commitments for its premises, which require minimum payments totalling $66,303 payable as follows:

Year ended December 31, 2006	$18,083
2007	18,083
2008	18,083
2009	12,054

$66,303

ii)

During the year ended December 31, 2005, the Company entered into an agreement to obtain private placement financing of up to $2.5 million. The Company has advanced $25,000 as a non-refundable work fee, will pay a commission of 9% of the total amount of the financing upon closing and will issue common share purchase warrants of the Company equal to 10% of the total consideration received divided by the offering price per share.

Note 13	Contingencies

i)

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability.

The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable.

ii)

A statement of account has been submitted to the Company for late charges on rental of equipment. Management is of the opinion that the demand for late charges is without merit as the equipment was disposed of and applied against the liability. The amount of the Company’s liability, if any, is not determinable.

Note 14	Subsequent Events – Note 8

Subsequent to December 31, 2005, the Company:

a)

issued 24,000 common shares at $0.25 per share pursuant to a private placement. Cash proceeds of $6,000 less issue costs of $420 were received and recorded as share subscriptions at December 31, 2005. Each common share has one share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.35 per share until July 15, 2006.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 12

Note 14	Subsequent Events – Note 8 – (cont’d)

b)

issued 595,058 common shares at $0.25 per share pursuant to a private placement. Cash proceeds of $113,765 less issue costs of $8,502 were received and recorded as share subscriptions at December 31, 2005. Each common share has one share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.50 per share until October 3, 2006.

c)	issued 165,000 common shares pursuant to warrants exercised at $0.20. Cash proceeds of $29,500 less issue costs of $2,065 were received and recorded as share subscriptions at December 31, 2005.

d)	issued 2,100,000 common shares to settle a loan payable of $159,958 outstanding at December 31, 2005.

e)	issued 19,075 common shares for share issue costs.

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

Under Canadian GAAP, disclosure of comprehensive loss is required for years commencing on or after October 1, 2006.

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars) – Page 13

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	The impact of the above on the financial statements for the fiscal years ended December 31 is as follows:

	2005	2004	2003

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(826,675)	$(287,587)	$(455,229)
Foreign currency translation adjustment	(2,054)	(2,161)	(6,240)

Net loss for the year under US GAAP	$(828,729)	$(289,748)	$(461,469)

Basic income (loss) per share:
Canadian GAAP	$(0.05)	$(0.02)	$(0.03)

US GAAP	$(0.05)	$(0.02)	$(0.03)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004
Share capital
Common shares	$3,338,939	$2,920,294
Share subscriptions	138,277	-
Contributed surplus	189,500	-

	3,666,716	2,920,294
Accumulated deficit
Balance, beginning of year	(4,088,599)	(3,798,851)
Net loss for the year	(828,729)	(289,748)

	(4,917,328)	(4,088,599)

Accumulated other comprehensive income	8,429	6,375

Shareholders’ deficiency for US GAAP	$(1,242,183)	$(1,161,930)

Note 16	Comparative Figures

Certain of the comparative figures for the year ended December 31, 2004, have been reclassified to conform to the current year’s presentation.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.	Articles of Incorporation and Certificate of Change of Name (previously filed)
12.1	Certification of President and CFO required by Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certification of Vice-President of Operations, required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of President and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Vice-President of Operations pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of auditors (previously filed)
15.2	Form of Music Partner License Agreement (previously filed)
15.3	Form of Music Library License Agreement (previously filed)
15.4	Consent of auditors (previously filed)
15.5	Consent of auditors (previously filed)
15.6	Consent of auditors (previously filed)

The above documents marked “previously filed” were filed with the Company’s registration statement on Form 20F filed on September 19, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing an Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DITTYBASE TECHNOLOGIES INC.

Dated: July 11, 2006	By: /s/ Tim Daniels
TIM DANIELS
President and Chief Financial Officer