Form 20-F
period 2006-12-31
DITTYBASE TECHNOLOGIES INC.
filed 2007-07-16
CIK 1311170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2006

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from ____________ to ____________

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report _____________________

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

Number of outstanding shares of each of the Company’s classes of capital or common stock as of July 11, 2007:
24,196,976 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: [   ]   No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: [X]   No: [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [X]   No: [   ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the Company has elected to follow: Item 17 [X]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes: [   ]   No: [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court. Yes: [   ]   No: [   ]

INFORMATION TO BE INCLUDED IN THE REPORT

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

	2006	2005	2004	2003	2002	2001
High Low Average for Period End of Period	1,1726 1.0989 1.1016 1.1652	1.2703 1.1507 1.2105 1.1656	1.3970 1.1775 1.3015 1.2034	1.5747 1.3484 1.4615 1.3484	1.6003 1.5593 1.5597 1.5593	1.6034 1.4935 1.5494 1.5928

The exchange rate on December 31, 2006 was 1.1652 and on July 10, 2007 was 1.0520.

The high and low exchange rates for the most recent six months are as follows:

	January 2007	February 2007	March 2007	April 2007	May 2007	June 2007
High Low	1.1824 1.1722	1.1852 1.1586	1.1810 1,1530	1.1583 1.1068	1.1136 1.0701	1.0727 1.0579

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

Years Ended December 31 (Audited) (Cdn$)
2006	2005	2004	2003	2002
Amounts in Accordance with Canadian
GAAP (presented in Canadian dollars):
Total Assets
Net working capital
Share capital
Shareholders’ equity
Loss (from operations)
Loss per share (basic and diluted)
Weighted average number of
common shares (basic and diluted)

146.309 (1,316,522) 3,870,748 (1,268,757) (492,611) (0.02) 23,173,754	232,311 (1,290,659) 3,338,939 (1,242,183) (826,675) (0.05) 17,682,626	238,565 (1,203,056) 2,920,294 (1,161,930) (287,587) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (455,229) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,019,875) (0.09) 11,294,297
Amounts in Accordance with US
GAAP (presented in Canadian dollars):
Total Assets
Net working capital
Share capital
Shareholders’ equity
Loss (from operations)
Loss per share (basic and diluted)
Weighted average number
of common shares (basic and diluted)
146,309 (1,316,522) 4,125,548 (1,268,757) (483,473) (0.02) 23,173,754	232,311 (1,290,659) 3,666,716 (1,242,183) (828,729) (0.05) 17,682,626	238,565 (1,203,056) 2,920,294 (1,161,930) (289,748) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (461,469) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,017,849) (0.09) 11,294,297

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

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future. Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy. In its efforts to raise capital the Company has faced generally poor financial market conditions in North America, particularly in the technology sector. From the Company’s inception to December 31, 2006, the Company has generated incidental revenues totaling approximately $279,067. Significant losses have been experienced since the Company’s inception. The Company had a working capital deficiency of Cdn$1,316,522 as at December 31, 2006. Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2006 contain the following statement: “These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,394,305 since its inception and has a working capital deficiency of $1,316,522 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available”

(d)        Doubt about the Company’s ability to meet its debt obligations.

As at December 31, 2006, the Company is indebted by way of loans made to the Company by unrelated parties ($108,093). Of the unrelated party loans $53,107 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable. In the event that the Company is unable to raise substantial capital, maintain adequate financing arrangements and generate profitable operations in the future, it will be unable to meet its debt obligations and its business will fail.

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

The Company has incurred net losses since inception. The Company incurred a net loss for the year ended December 31, 2006 of $485,406. This was an decrease of 41% from the net loss of $826,675 incurred for the year ended December 31, 2005. There can, however, be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Accordingly, there can be no assurance that the Company will achieve or sustain profitability. If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

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

Management of the Company own collectively, as of December 31, 2006 7,028,188 shares being 29% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Since December 31, 2001 the Company has generated incidental revenues of a total of approximately $320,000 entirely from external customers.

The Company acts as an agent/distributor for 14 music libraries (partners) and distributes this music through its on line hub or portal. The Company expects to continue to derive revenue chiefly from the licensing of music by way of taking a percentage of license fees per production ranging from 20-50%. Payment terms are 60 days after the end of each quarter. The Company has located its library partner base through direct contact and presentation of its application benefits over the partners traditional distribution methods.

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

After completion of its online music licensing application in May 2001 the Company began planning to develop a software product suite, dittyNET, which will be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s future distribution agents. Due to limitations in funding, the Company had to suspend development of the dittyNET suite of products in late 2002. If the Company is able to raise adequate funding to continue its development, the Company expects to release a version of dittyNET by the end of 2008. The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music. The Company’s goal is to automate the process of licensing music for broadcast. The Company’s application streamlines the distribution, licensing and copyright clearance of digitized music by providing a complete line of software products and services that enable creative enterprises to acquire digitized music, as well as manage all processes involving the use of music on-line. The Company’s products encode, manage, archive, search, retrieve and enable the delivery, licensing, reuse and copyright clearance of digitized music. The traditional process involves phone and fax communication, hard copy materials, couriers, management of CD collections and multiple libraries and time zones. This labour intensive and often inefficient process costs time and money. The Company’s music licensing application allows the user to complete the process of search, audition, download, license and cue sheet reporting for royalty reporting purposes in one sitting, all within its automated application. The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market. Typical clients of the Company would include TV stations and networks, advertising agencies, film producers, corporate videographers, video game developers and web designers.

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

The Company issued a total 3,230,339 shares for net proceeds of $418,645.

During the Year Ended December 31, 2006

In 2006 Dittybase became an e-commerce enabled web service providing all US and Canadian clients the ability to purchase licenses on-line with any of the major credit cards. Dittybase also signed 2 new music libraries Mama Dance! and Drama King. The Mama Dance! Music Library combines emerging artists that blend traditional South African music with modern electronica and rock genres. Mama Dance Records has quickly become one of the most successful labels in Capetown, distributed and marketed by Universal Records – SA. Drama King is a well-crafted music library by veteran composer David Scheffler, which focuses solely on music in the filmscore and drama music genres. His credits include NYPD Blue, Friends, Drew Carey, The Today Show, Good Morning America and others.

The Decibel Collective signed numerous new artists in 2006 to complete Volume 3 which consists of 14 CD’s. The dBc also entered into negotiations with 4 foreign distributers Japan, France, Australia and South Africa. All foreign distributers were signed by the end of 2006 and will begin distribution of the Decibel Collective catalog in 2007.

The Company issued a total of 3,741,394 shares for net proceeds of $531,809

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

Competition

Direct Competition

There are five significant competitors in the Company’s market, with products and/or services that are in part similar to Dittybase.

•	LicenseMusic.com - LicenseMusic.com is a San Francisco- based company with an office in Germany. The company provides music online specifically for production use, available at three price fields with

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

•

LibraryTracks - Formed as a conglomerate of five production music libraries, LibraryTracks uses "MusicSource" software (See "Freshground" below) to search, audition and add to projects. The problem then occurs at licensing. The user is expected to go to each separate company to download or order CDs, and then license in the traditional manner (i.e. fax, mail).

•

FirstCom - FirstCom is both a library and North American distributor, boasting over 1500 CDs of content. FirstCom uses "MusicQuick" software, which is believed to be created specifically for them. Music may be auditioned and added to projects, however music must be acquired via CD, and uses traditional (i.e., paper) licensing methods.

•

Killertracks - Begun in 1989 and acquired by BMG Music Publishing in 1992. Killertracks now contains a catalogue of 20,000 titles. With 47 offices in 36 countries around the world, BMG Music Publishing is one of only four multinational music-publishing groups. The Killertracks database is the same design look and feel as Librarytracks with the same features.

•	APM Music - Represents sixteen production music libraries, backed by parent companies, EMI and Zomba/Jive Records.

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

Operating Results of the Company

Fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005

The Company incurred an overall loss of $485,406 for the year ended December 31, 2006 as compared to a loss of $826,675 for the year ended December 31, 2005 (a decreased loss of $341.269 or 41%). Revenues for Fiscal 2006 increased to $96,974 from $93,169 during Fiscal 2005 but also generated $22,500 in deferred revenue from annual subscription agreements entered into in 2006. Advertising expense decreased to $16,489 for Fiscal 2006 from $27,868 for Fiscal 2005 as a result of budget limitations. Website design expenses decreased to $17,861 in Fiscal 2006 from 26,854 in Fiscal 2005. This decrease of $8,993 or 33% reflects the completed major design and implementation of the Company’s website. License fees in Fiscal 2006 increased to $70,137 from $69,811 in Fiscal 2005. These license fees represent the Company’s partner’s share of revenue generated. As the Company’s revenue increases, license fees will rise accordingly.

Consulting fees increased in Fiscal 2006 to $33,117 from $23,364 during Fiscal 2005. This increase represents fees paid to improve products and services offered. Stock based compensation during Fiscal 2006 was $Nil as compared to $189,500 for Fiscal 2005, as no stock options were granted to management during the year. Wages and benefits for Fiscal 2006 decreased to $182,547 from $359,812 for Fiscal 2005. This decrease of $177,265 is a reflection of shares issued in 2005 in lieu of salary to retain certain members of management.

Accounting and legal fees increased to $94,862 in Fiscal 2006 from $75,926 in Fiscal 2005. This increase of $18,936 was primarily due to the fact that the Company has obligations relating to being a public company.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 15 to the audited financial statements for the year ended December 31, 2006 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

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

Liquidity and Capital Resources

Fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005

Since inception, the Company has financed operations primarily through the sale of our securities, and, to a lesser extent, issuance of debt and a small amount of sales revenue. As of December 31, 2006, the Company had liquid assets of $98,544 as compared to $183,835 for the year ended December 31, 2005. The represents a decrease of $85,291, but operationally is insignificant.

The Company had a capital deficit of $1,316,522 at December 31, 2006 compared to $1,290,659 at December 31, 2005, representing an increased deficit of $25,863. This substantial deficit reflects the early stage of development of the Company at this point in time, with substantial capital costs and modest revenues.

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

As at December 31, 2006, the Company is indebted by way of loans made to the Company by unrelated parties ($108,093). Of these loans $53,107 bears interest at the rate of 20%. The loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable.

At this time the Company has been unable to obtain bank financing. Accordingly, the Company intends to raise the capital it requires by way of private placements.

As at December 31, 2006 the Company has a lease commitment for its premises which requires minimum payments of $1,507 per month over a five year period, expiring on August 31, 2009.

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

As of December 31, 2006, the Company had 24,196,976 issued and outstanding common shares, 939,265 outstanding share purchase warrants, and 1,895,000 stock options outstanding.

C.        Research and Development, Patents and Licenses, etc.

The Company does not have a set research and development (“R&D”) policy, and its R&D expenditures in the past three years have not been significant (2006 – $7,500 ; 2005 - $11,645, 2004 - $13,762). Minimal R&D was carried out between October 2001 and October 2002 and none was done from November 2002 to December 2003 due to lack of funding. From January 2004 to the present time, R&D has included development of the dBc website and audio content, and research on web search strategy and content creation, potential partners and competitors, tools and technology and marketing.

Mike Knutsen is the Company’s Vice-President of Product Management, which encompasses R&D.

D.        Trend of Information

Production:

Dittybase

The Company currently has just over 20,500 tracks on-line and an additional 40,000 tracks available. This is an increase of approximately 8% in production during 2006. We anticipate an increase of approx 10% for 2007.

dBc

In 2007 One thousand MP3 DVD catalogs representing Volume 1-3 and Hi-Fi Series were created and distributed as follows: 405 to Australia, 100 each to France and South Africa, 10 to Japan, 150 to North American clients) Also

Thirty-Eight CD sets (each set consists of 47 cd’s) with 30 sets going to Japan and 2 to France. One hundred demo cd’s promoting dBc content went to Japan. We anticipate an additional 100 demo cd’s, 10 CD sets and 50 DVD wav master sets (7 DVD’s/set) to fulfill foreign distributors requests of existing content. We also expect Volume 4 to be completed by the end of 2007 which is an additional 12 cd’s of music.

Sales

The Company’s Dittybase client application came online in late 2004 and, combined with marketing efforts, the Company has seen a significant and continuing increase in leads which has resulted in a steady increase in sales per quarter.

In the year ended December 31, 2006 the Company’s sales of $119,379 (22,405 deferred revenue)surpassed the Company’s annual 2005 sales ($93,169) by 28%. The Company anticipates, a 100% increase in sales for the next 12 months, based on a calculation of recent sales numbers and revenue generated from our foreign distributors..

Inventory

Dittybase

Currently Dittybase has over 20,500 titles on-line and an additional 40,000 titles available for on-line promotion. The Company anticipates to promote up to 4,000 new track titles to get its on-line inventory to 25,000 titles by the end of 2007.

dBc

As of June 30, 2007 there are 235 MP3 DVD catalogs and 5 CD sets (each set is 47 cd’s) in inventory that represent Volumes 1-3 and the Hi-Fi series. The compant anticipates Volume 4 (12 cd’s) to be completed by the fall of 2007 and available for distribution shortly thereafter.

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

Digital Asset Management

It is the belief of management that there has been a substantial increase in the use of digitized media and the costs associated with managing the affiliated rights within the media, and the Company anticipates an increase in revenues from its digital asset management application, dittyNET. Provided the Company can raise adequate financing it expects to release a version of dittyNET by the end of 2008.

E.        Off-balance sheet arrangements

Not applicable

F.        Tabular Disclosure of Contractual Obligations

As at December 31, 2006, the Company had the following contractual obligations:

Contractual obligations	Payments due by period
	Total (Cdn$)	Less than 1 year (Cdn$)	1 – 3 years (Cdn$)	3 – 5 years (Cdn$)
Operating lease obligations	48,220	18,083	30,137	N/A
Demand note obligation - interest bearing(1)(2)	53,107	53,107	N/A	N/A
Demand note obligations - non-interest bearing(2)	54,986	54,986	N/A	N/A
Litigation Payable(3)	428,285	428,285	N/A	N/A

(1)	This loan bears interest at the rate of 20% per annum.
(2)	These loans are unsecured and have no specific terms for repayment.
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

Item 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Tim Daniels	46	President, Chief Financial Officer and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	71	Director	Nil	Nil
Lance Landiak	37	Vice-President of Business Development and Director	Nil	Nil

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Blake Fallis	47	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	38	Vice-President of Product Management	Nil	Nil
Duane Miller	47	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS - Director and President and Chief Financial Officer

Mr. Daniels (46) has been a Director and President of the Company since July 1999. Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies. Mr. Daniels has served as a board member for several Canadian publicly traded companies. Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (71) has been a Director of the Company since March 2000. Prior thereto he was the owner of Intellicard Systems Ltd. Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (37) has been a Director and Vice-President of Business Development of the Company since July 1999. Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (47) has been the Vice-President of Corporate Development of the Company since July 1999. Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co. Ltd. from 1990 to 1995. Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering. Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario.

MIKE KNUTSEN - Vice President of Product Management

Mr. Knutsen (38) is Vice-President of Product Management of the Company. Prior thereto he had been the Vice-President of Research and Development of the Company since July 1999. This designation is now included in his duties as Vice-President of Product Management. Prior to 1999, he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998. Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (47) has been the Vice-President of Operations of the Company since July 2002. Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application

Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996. He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

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

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2006 2005 2004	68,046(9) 42,4116) Nil	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2006 2005 2004	33,750(2) 81,537(2) 17,175(2)	Nil Nil Nil	2,250(1) 1,463(1) 4,325(1)	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Product Management	2006 2005 2004	14,925(2) 66,9752) 6,300(2)	Nil Nil Nil	21,075(1) 16,025(1) 11,450(1)	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President	2006 2005	74,000(7) 126,500 (4)	Nil Nil	6,000(1) 3,500(1)	Nil 200,000	Nil Nil	Nil Nil	Nil Nil
of Operations	2004	71,425 (3)	Nil	8,575(1)	Nil	Nil	Nil	Nil

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Blake Fallis Vice-President of Corporate Development	2006 2005 2004	60,000(8) 85,000(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Urquhart Director	2006 2005 2004	Nil 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Payment for website design and development charges.
(2)	Payment of salary.
(3)	$24,333 of this amount represents accrued but unpaid salary.
(4)	$16,236 of this amount represents accrued but unpaid salary
(5)	$18,750 of this amount represents accrued but unpaid salary
(6)	$34,980 of this amount represents accrued but unpaid management fees
(7)	$8,000 of this amount represents accrued but unpaid salary.
(8)	$17,500 of this amount represents accrued but unpaid salary.
(9)	$60,670.50 of this amount represents accrued but unpaid management fees

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

D.        Employees

As of December 31, 2006 the Company has 6 full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in operations, one in management and an administrative assistant.

E.        Share Ownership

The following table lists as of December 31, 2006, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Company. See “Executive Compensation” above for details of stock options held by the Company’s Directors and members of its administrative, supervisory and management bodies.

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Tim Daniels President, Director and Chief Financial Officer	990,000(2)(6)	4.1
Lance Landiak Director and Vice-President of Business Development	1,600,000(3)(7)	6.6
Mike Knutsen Vice-President of Product Management	1,600,000(3)(7)	6.6
Bruce Urquhart Director	200,000(2)	<1.0
Blake Fallis Vice-President of Corporate Development	1,962,000(2)(5)(8)	8.1

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Duane Miller Vice-President of Operations	676,188(4) (7)	2.8

(1)	The percentage ownership is based on 24,196,976 shares outstanding as of December 31, 2006.
(2)	These shares were acquired at $0.10 per share.
(3)	1,100,000 of these shares were acquired at $0.0001 per share.
(4)	100,000 of these shares were acquired at $0.0001 per share and 76,188 were acquired at $0.25 per share.
(5)	1,462,000 of these shares are held in the name of Hopedale Management Inc., a private Bahamian company owned by Mr. Fallis.
(6)	These shares are held in the name of Sausalito Enterprises Ltd., a private company registered in Turks and Caicos, BWI, owned by Mr. Daniels (as to 500,000 shares) and his wife (as to 490,000 shares).
(7)	500,000 of these shares were acquired at $0.10 per share.
(8)	290,000 of these shares were acquired at $0.10 per share and are held in the name of Blake Fallis.

Item 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries. As of December 31, 2006, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,600,000	6.6%
Mike Knutsen	1,600,000	6.6%
Jason Stevenson	1,128,285	4.7%
Blake Fallis	1,752,000(1)	7.2%

(1)	1,462,000 of these shares are held by Hopedale Management Inc., a private Bahamian company owned by Blake Fallis, Vice-President of Corporate Development of the Company.

As of December 31, 2006 the Company had 166 shareholders of record of which 3,298,930 shares were held by non residents of Canada. A total of 3,278,930 shares of the Company are held by 17 U.S. residents.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.        Related Party Transactions

The Company has accounts payable to certain of its current and former officers for unpaid salaries/management fees, as follows:

For the year ended December 31, 2006	- $60,670 to Tim Daniels, President
- $17,500 to Blake Fallis, Vice-President of Corporate Development
- $8,000 to Duane Miller, Vice-President of Operations

For the year ended December 31, 2005	- $34,980 to Tim Daniels, President.
- $18,750 to Blake Fallis, Vice-President of Corporate Development
- $16,236 to Duane Miller, Vice-President of Operations

For the year ended December 31, 2004	- $24,333 to Duane Miller, Vice-President of Operations.

For the year ended December 31, 2003	- $80,000 to Duane Miller, Vice-President of Operations; and
- $20,417 to Mike Fischer, a former officer.

For the year ended December 31, 2002:	- $39,431 Duane Miller, Vice-President of Operations; and
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

Item 8.               FINANCIAL INFORMATION

A.        Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2006, 2005 and 2004.

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

B.        Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2006 there have been no significant changes except for the following:

  The Company, received $148,847 in respect to 595,389 units at $0.25 per unit less issue costs of $3,412. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 per share until November 27, 2008.

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

Item 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amisano Hanson, Chartered Accountants, acted as the Company’s independent auditor for the fiscal periods ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001. The chart below sets forth the total amount billed the Company by Amisano Hanson for services performed in the years 2006 and 2005 and breaks down these amounts by category of service in Canadian Dollars:

	Year 2006 ($)	Year 2005 ($)
Audit	33,275	37,750
Audit Related	N/A	N/A
Tax	N/A	N/A
All Other Fees	N/A	N/A

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

All other financial statement schedules are omitted because the information is not required, is snot material or is otherwise included in the financial statements or related notes thereto.

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Dittybase Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Dittybase Technologies Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 20, 2007	Chartered Accountants

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

Our report to the directors dated June 20, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
June 20, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005

ASSETS

Current
Cash	$38,230	$104,878
Accounts receivable	41,380	41,455
GST receivable – Note 3	14,669	8,237
Marketable securities (Market value: $75; 2005: $75)	75	75
Prepaid expenses	4,190	29,190

	98,544	183,835
Security deposits	2,700	2,700
Equipment – Notes 4 and 7	18,657	34,131
Website costs – Notes 5 and 9	26,408	11,645

	$146,309	$232,311

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$796,311	$800,078
Due to related parties – Note 9	488,257	413,216
Loans payable – Note 6	108,093	261,200
Deferred revenue	22,405	-

	1,415,066	1,474,494

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value – Notes 8, 10 and 14
Unlimited shares authorized
24,196,976 shares issued (2005: 20,455,582)	3,870,748	3,338,939
Share subscriptions – Notes 8 and 14	65,300	138,277
Contributed Surplus – Note 8	189,500	189,500
Deficit accumulated during the development stage	(5,394,305)	(4,908,899)

	(1,268,757)	(1,242,183)

	$146,309	$232,311

Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingency – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

	2006	2005	2004

Revenue
Music license sales	$96,974	$93,169	$22,625
Miscellaneous – Note 9	-	-	633

	96,974	93,169	23,258

Expenses
Accounting and legal fees	94,862	75,926	92,547
Advertising and promotion	16,489	27,868	-
Amortization – equipment	15,810	8,486	9,911
– website	17,861	26,854	32,513
Bad debt	-	1,024	-
Credit card charges and fees	979	-	-
Filing Fees	4,143	6,377	-
Foreign exchange loss (gain)	1,933	(3,129)	(2,123)
Interest and bank charges	13,165	11,168	9,394
License fees	70,137	69,811	14,368
Management fees – Note 9	68,046	62,411	-
Consulting and services	33,117	23,364	-
Office and miscellaneous	7,294	4,819	15,438
Rent – Note 9	25,847	23,874	67,448
Stock-compensation expense – Note 8	-	189,500	-
Telephone and internet	13,431	11,645	10,216
Transfer agent fees	4,040	-	-
Travel	-	2,317	-
Utilities	-	-	1,558
Wages and benefits	19,884	17,716	-
Wages and benefits to related parties – Note 9	182,547	359,812	59,575

	(589,585)	(919,844)	(310,845)

Loss before other items	(492,611)	(826,675)	(287,587)

Other item:
Gain on settlement of accounts payable	7,205	-	-

Net loss for the year	$(485,406)	$(826,675)	$(287,587)

Basic and diluted loss per share	$(0.02)	$(0.05)	$(0.02)

Weighted average number of shares outstanding	23,173,754	17,682,626	15,179,309

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

	2006	2005	2004

Operating Activities
Net loss for the year	$(485,406)	$(826,675)	$(287,587)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	15,810	8,486	9,911
– website	17,861	26,854	32,513
Gain on settlement on accounts payable	(7,205)	-	-
Shares issued for salary and management fees	-	220,000	-
Stock-based compensation	-	189,500	-
Changes in non-cash working capital balances
related to operations:
Accounts receivable	75	(41,455)	-
GST receivable	(6,432)	18,396	(5,131)
Prepaid expenses and security deposit	25,000	(26,076)	575
Accounts payables and accrued liabilities	3,438	69,601	(9,926)
Deferred revenue	22,405	-	-
Increase in due to related parties	81,041	19,538	39,945

	(333,413)	(341,831)	(219,700)

Investing Activities
Acquisition of equipment	(336)	(17,953)	(12,124)
Increase in website costs	(32,624)	(24,737)	(27,525)

	(32,960)	(42,690)	(39,649)

Financing Activities
Increase in loans payable	6,851	876	-
Increase (decrease) in due to related parties	(6,000)	(1,017)	21,700
Proceeds from issuance of common shares	233,574	183,645	401,576
Increase in share subscriptions	65,300	138,277	-

	299,725	321,782	423,276

Increase (decrease) in cash during the year	(66,648)	(62,739)	163,927

Cash, beginning of the year	104,878	167,617	3,690

Cash, end of the year	$38,230	$104,878	$167,617

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the years ended December 31, 2006 and 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2004	17,225,243	2,920,294	-	-	(4,082,224)	(1,161,930)

Issue of shares for cash:
- pursuant to private placements - at $0.15	67,000[1]	10,050	-	-	-	10,050
- at $0.25	495,000[2]	123,750	-	-	-	123,750
- pursuant to exercise of share purchase warrants
- at $0.20	318,339	63,668	-	-	-	63,668
Issue costs	-	(13,823)	-	-	-	(13,823)

Pursuant to payment of wages and management fees
- at $0.10	2,200,000[3]	220,000	-	-	-	220,000
Pursuant to settlement of debt - at $0.10	150,000[4]	15,000	-	-	-	15,000
Share Subscriptions			119,764	-		119,764
Exercise of share purchase warrants			29,500	-		29,500
Issue costs			(10,987)	-		(10,987)
Contributed surplus	-	-	-	189,500	-	189,500

Net loss for the year ended December 31, 2005	-	-	-	-	(826,675)	(826,675)

Balance, December 31, 2005	20,455,582	3,338,939	138,277	189,500	(4,908,899)	(1,242,183)

…Cont’d

1 With one warrant per share attached; exercisable at $0.30; expired during the year ended December 31, 2005
2 With one warrant per share attached; exercisable at $0.20; 105,000 exercised; 390,000 expired subsequently
3 No warrants attached
4 No warrants attached

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the years ended December 31, 2006 and 2005
(Stated in Canadian Dollars)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2005	20,455,582	3,338,939	138,277	189,500	(4,908,899)	(1,242,183)

Issue of shares for cash:
- pursuant to private placements - at $0.25	24,000[5]	6,000	(6,000)	-	-	-
- at $0.25	595,058[6]	148,765	(113,764)	-	-	35,001
- at $0.25	346,478[7]	86,619	-	-	-	86,619
- at $0.25	491,787[8]	122,947	-	-	-	122,947
Issue costs	-	(25,480)	10,987	-	-	(14,493)
-pursuant to exercise of warrants - at $0.20	165,000[9]	33,000	(29,500)	-	-	3,500
Issue of shares for services rendered - at $0.35	19,071[10]	6,676	-	-	-	6,676
Issue of shares for debt settlement - at $0.076	2,100,000[10]	159,958	-	-	-	159,958
Issue costs – finders fee	-	(6,676)	-	-	-	(6,676)
Share subscriptions	-	-	35,000	-	-	35,000
Exercise of share purchase warrants	-	-	32,750	-	-	32,750
Issue costs	-	-	(2,450)	-	-	(2,450)
Net loss for the year ended December 31, 2006	-	-	-	-	(485,406)	(485,406)

Balance December 31, 2006	24,196,976	$3,870,748	$65,300	$189,500	$(5,394,305)	$(1,268,757)

5 With one warrant per share attached; exercisable at $0.35; expired unexercised during the year ended December 31, 2006
6 With one warrant per share attached; exercisable at $0.25; 101,000 exercised; 494,058 expired subsequently
7 With one warrant per share attached; exercisable at $0.25; 30,000 exercised; 316,478 expired subsequently
8 With one warrant per share attached; exercisable at $0.50; outstanding until May 01, 2007
9 Exercise of warrants re-priced at $0.20
10 No warrants attached

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,394,305 since its inception, has a working capital deficiency of $1,316,522 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

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
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

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

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page  3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

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

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured. Amounts billed for downloads not yet completed is recorded as deferred revenue and will be recognized as revenue in the year the download is completed.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page  4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

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

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2006.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page  5

Note 3	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 13

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,673	$57,698	$12,975
Computer software	11,848	11,782	66
Furniture and equipment	18,339	14,416	3,923
Leasehold improvements	2,768	1,075	1,693

	$103,628	$84,971	$18,657

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,623	$52,157	$18,466
Computer software	11,771	2,866	8,905
Furniture and equipment	18,339	13,435	4,904
Leasehold improvements	2,560	704	1,856

	$103,293	$69,162	$34,131

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

Balance, December 31, 2004	$1,300,686	$(1,286,924)	$13,762
Additions	24,737	-	24,737
Amortization	-	(26,854)	(26,854)

Balance December 31, 2005	1,325,423	(1,313,778)	11,645
Additions	32,624	-	32,624
Amortization	-	(17,861)	(17,861)

December 31, 2006	$1,358,047	$(1,331,639)	$26,408

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 6

Note 6	Loans Payable

	2006	2005

Unsecured, non-interest bearing loan from unrelated
party, with no specific terms for repayment	$-	$2,000

Unsecured, non-interest bearing loans from
unrelated companies, with no specific terms for
repayment	54,986	214,944

Unsecured loan from unrelated party bearing interest
at 20% per annum, with no specific terms for
repayment	53,107	44,256

	$108,093	$261,200

Note 7	Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Note 8	Share Capital – Note 14

Share Subscriptions

During the year ended December 31, 2006:

-

the Company received $35,000 in respect to 140,000 units at $0.25 per unit and paid out $2,450 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until November 27, 2008.

-	the Company received $25,250 pursuant to the exercise of 101,000 share purchase warrants at $0.25 per share.

-	the Company also received $7,500 pursuant to the exercise of 30,000 share purchase warrants at $0.25 per share.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 7

Note 8	Share Capital – Note 14 – (cont’d)

Share Subscriptions – (cont’d)

During the year ended December 31, 2005, the Company received $6,000 in respect to 24,000 units at $0.25 per unit and paid out $420 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until July 15, 2006.

During the year ended December 31, 2005, the Company received $113,765 in respect to 455,058 units at $0.25 per unit and paid out $8,502 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 until October 3, 2006.

At December 31, 2005, the Company received $29,500 in respect to the exercise of 147,500 warrants at $0.20 per warrant and paid out $2,065 in issue costs.

Share Purchase Warrants

At December 31, 2006, the Company had 939,265 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of	Exercise
Warrants	Price	Expiry Date

101,000	$0.25	October 3, 2006
346,478	$0.25	February 2, 2007
491,787	$0.25	May 1, 2007

939,265

During the year ended December 31, 2006, 1,908,058 share purchase warrants, exercisable at $0.20 -$0.50, expired unexercised. Subsequent to December 31, 2006 808,265 share purchase warrants, exercisable at $0.50, expired unexercised.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 8

Note 8	Share Capital – Note 14 – (cont’d)

Share Purchase Warrants – (cont’d)

A summary of the warrants is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the
year	1,555,000	$0.21	2,486,413	$0.25
Issued	1,457,323	$0.25	562,000	$0.21
Exercised	(165,000)	$0.20	(318,339)	$0.20
Expired	(1,908,058)	$0.23	(1,175,074)	$0.28

Outstanding, end of the year	939,265	$0.22	1,555,000	$0.21

Stock-based Compensation Plan

The Company has granted directors, employees and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, 25% of the options vest when granted and 12½ % vest every three months thereafter.

A summary of the stock options is presented below:

	Years ended December 31,
	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the year	1,895,000	$0.25	-	$ -
Granted	-	$ -	1,895,000	$0.25

Outstanding, end of the year	1,895,000	$0.25	1,895,000	$0.25

Exercisable, end of the year	1,895,000	$0.25	1,895,000	$0.25

During the year ended December 31, 2006, stock-based compensation expense of $Nil (2005: $189,500) was recorded. The weighted average fair value of share purchase options granted in 2005 ($0.10) per option has been determined using the Black-Scholes option valuation model with the following assumptions:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 9

Note 8	Share Capital – Note 14 – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2006	2005

Expected dividend yield	-	0.0%
Expected volatility	-	73%
Risk-free interest rate	-	2.23%
Expected term in years	-	2 years

As at December 31, 2006, there are 1,895,000 director, employee and consultants share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 (US$0.21) per share expiring November 1, 2007.

Note 9	Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	2006	2005	2004

Management fees	$68,046	$62,411	$-
Website costs – salaries	31,422	21,902	24,400
Wages and benefits to related parties	182,547	359,812	59,575
Miscellaneous income	-	-	(300)
Recovery of rent	(6,000)	(6,050)	(2,000)

	$276,015	$438,075	$81,675

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $87,583 (2005: $93,584) of loans and $99,059 (2005: 34,980) of unpaid management fees due to a director and a company with a common director, $2,450 (2005: $10,987) of unpaid share issue costs and $36,250 (2005: $18,750) of unpaid wages due to an officer of the Company, $262,915 (2005: $254,915) of unpaid wages and benefits due to two officers of the Company.

During the year ended December 31, 2005, the Company issued 2,200,000 common shares to two directors and three officers of the Company for wages and management fees.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 10

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2006, the Company:

-	issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958

-	issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676

During the year ended December 31, 2005, the Company:

-	issued 2,200,000 common shares at $0.10 per share for payment of wages and management services.

-	issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000.

Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2006, the Company has accumulated non-capital losses totalling $3,284,213, which is available to offset taxable income of future years. These losses expire as follows:

2007	$498,048
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2015	732,497
2026	359,291
2022	11,417
2023	3,732
2024	2,161
2025	61,707
2026	72,717

$3,284,213

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 11

Note 11	Corporate Income Tax Loss Carry-Forwards – (cont’d)

The significant components of the Company’s future tax assets are as follows:

	2006	2005

Temporary differences – capital assets	$506,885	$497,801
Non-capital losses	1,106,795	1,082,730

	1,613,680	1,580,531
Less: valuation allowance	(1,613,680)	(1,580,531)

	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

i)	The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $48,220 payable as follows:

2007	$18,083
2008	18,083
2009	12,054

$48,220

ii)

During the year ended December 31, 2005, the Company entered into an agreement to obtain private placement financing of up to $2.5 million. The Company has agreed to pay a commission of 9% of the total amount of the financing upon closing and will issue common share purchase warrants of the Company equal to 10% of the total consideration received divided by the offering price per share.

Note 13	Contingency

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

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 12

Note 14	Subsequent Events – Note 8

Subsequent to December 31, 2006, the Company, received $148,847 in respect to 595,389 units at $0.25 per unit less issue costs of $3,412. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 per share until November 27, 2008.

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

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 13

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)	New Accounting Standards – (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

c)	The impact of the above on the financial statements for the years ended December 31 is as follows:

	2006	2005	2004

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(485,406)	$(826,675)	$(287,597)
Foreign currency translation adjustment	1,933	(2,054)	(2,161)

Net loss for the year under US GAAP	$(483,473)	$(828,729)	$(289,748)

Basic income (loss) per share:
Canadian GAAP	$(0.02)	$(0.05)	$(0.02)

US GAAP	$(0.02)	$(0.05)	$(0.02)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars)– Page 14

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	– (cont’d)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2006	2005

Share capital
Common shares	$3,870,748	$3,338,939
Share subscriptions	65,300	138,277
Contributed Surplus	189,500	189,500

	4,125,548	3,666,716

Accumulated deficit
Balance, beginning of period	(4,917,328)	(4,088,599)
Net loss for the period	(483,473)	(828,729)

	(5,400,801)	(4,917,328)

Accumulated other comprehensive income	6,496	8,429

Shareholders’ deficiency for US GAAP	$(1,268,757)	$(1,242,183)

Item 18.               FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.               EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.	Articles of Incorporation and Certificate of Change of Name (previously filed1)
12.1	Certification of President and CFO required by Rule 13a-14(a) or Rule 15d-14(a) (previously filed2)
12.2	Certification of Vice-President of Operations, required by Rule 13a-14(a) or Rule 15d-14(a) (previously filed2)
12.3	Certification of President and CFO required by Rule 13a-14(a) or Rule 15d-14(a)
12.4	Certification of Vice-President of Operations, required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of President and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed2)
13.2	Certification of Vice-President of Operations pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed2)
13.3	Certification of President and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.4	Certification of Vice-President of Operations pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of auditors (previously filed1)
15.2	Form of Music Partner License Agreement (previously filed1)
15.3	Form of Music Library License Agreement (previously filed1)
15.4	Consent of auditors (previously filed1)
15.5	Consent of auditors (previously filed1)
15.6	Consent of auditors (previously filed1)

1.	Filed with the Company’s registration statement on Form 20F filed on September 19, 2005
2.	Filed with the Company’s annual report on Form 20F filed on July 11, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing an Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DITTYBASE TECHNOLOGIES INC.

Dated: July 11, 2007	By: /s/ "Tim Daniels" /s/
TIM DANIELS
President and Chief Financial Officer