Form 20-F
period 2007-12-31
DITTYBASE TECHNOLOGIES INC.
filed 2008-08-15
CIK 1311170

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the Fiscal Year Ended December 31, 2007

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For transition period from ____ to ______

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
(Address of Principal executive office) Duane Miller Tel: 1-250-381-8780 Ext.13 - E-mail: duane.miller@dittybase.com - Address: as above

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of December 31, 2007:  25,033,365 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                    Yes: [   ]    No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes: [X]    No: [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes: [X]

  No: [   ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]

Accelerated filer [   ]

Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards as issued

Other [ X ]

by the International Accounting Standards Board [   ]

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.

[ X ] Item 17

[   ] Item 18

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

	2007	2006	2005	2004	2003
High	1.1838	1.1726	1.2703	1.3970	1.5747
Low	0.9168	1.0989	1.1507	1.1775	1.3484
Average for Period	1.0742	1.1016	1.2105	1.3015	1.4615
End of Period	0.9881	1.1652	1.1656	1.2034	1.3484

The exchange rate on December 31, 2007 was 0.9881 and on August 12, 2008 was 1.0641.

The high and low exchange rates for the most recent six months are as follows:

	January 2008	February 2008	March 2008	April 2008	May 2008	June 2008
High	1.0294	1.0188	1.0275	1.0268	1.0187	1.0282
Low	0.9905	0.9717	0.9841	1.0021	0.9840	1.0011

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

The year end financial statements of the Company have been audited by BDO Dunwoody LLP, independent chartered accountants (formerly Amisano Hanson).  They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada.  Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

Years Ended December 31 (Audited) (Cdn$)
2007	2006	2005	2004	2003

Amounts in Accordance with Canadian

GAAP (presented in Canadian dollars):

   Total Assets

   Net working capital

   Common Shares

   Share subscriptions

   Contributed surplus

   Shareholders’ deficiency

   Loss (from operations)

   Loss per share (basic and diluted)

   Revenues

   Net Loss

   Weighted average number of

   common shares (basic and diluted)

229,151 (1,283,197) 4,067,508 271,486 204,837 (1,241,599) (391,485) (0.02) 106,817 (391,485) 24,547,572	146,309 (1,316,522) 3,870,748 65,300 189,500 (1,268,757) (492,611) (0.02) 96,974 (485,406) 23,173,754	232,311 (1,290,659) 3,338,939 138,277 189,500 (1,242,183) (826,675) (0.05) 93,169 (826,675) 17,682,626	238,565 (1,203,056) 2,920,294 - - (1,161,930) (287,587) (0.02) 22,625 (287,587) 15,179,309	72,857 (1,317,120) 2,507,558 11,160 - (1,275,919) (455,229) (0.03) 23,493 (455,229) 13,171,936

Amounts in Accordance with US

GAAP (presented in Canadian dollars):

   Total Assets

   Net working capital

   Common Shares

   Share subscriptions

   Contributed surplus

   Shareholders’ deficiency

   Loss (from operations)

   Loss per share (basic and diluted)

   Revenues

   Net loss

   Weighted average number

   of common shares (basic and diluted)

229,151 (1,283,197) 4,785,408 271,846 204,837 (1,241,599) (391,485) (0.02) 106,817 (391,485) 24,547,572	146,309 (1,316,522) 4,588,648 65,300 189,500 (1,268,757) (850,806) (0.04) 96,974 (850,806) 23,173,754	232,311 (1,290,659) 3,689,385 138,277 189,500 (1,242,183) (1,179,175) (0.07) 93,169 (1,179,175) 17,682,626	238,565 (1,203,056) 2,920,294 - - (1,161,930) (289,748) (0.02) 23,258 (289,748) 15,179,309	72,857 (1,317,120) 2,507,558 - - (1,275,919) (461,469) (0.03) 23,522 (461,469) 13,171,936

The “Total Assets” figures contained in the above table include an item described as “GST Receivable”.  GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the government of Canada.  This amount is not related to other income.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully.  As the Company has only recently begun operations and has not yet achieved profitability and the occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations, including cessation of operations or bankruptcy.

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

(b)

The Company is reliant on attracting new content and content partners

In order to continue to provide content that is current and to grow the inventory of music available for license, thus appealing to a broader market, the Company must continue to attract new partners with content which is suitable.  The Company is also reliant on existing partners renewing their terms.  The Company currently has approximately 55,000 cuts of music from 13 music libraries.  There are approximately 600 music libraries worldwide, of which 60 own content which the Company considers to be of the highest quality and which command the majority of the license market.  The Company will need to continue to attract this level of partner to build on its 13 existing libraries.  Continued growth of its content available for license, and the ability of the Company to encode or prepare the music for hosting on its site and its customer base, are largely reliant on sufficient capital and the willingness of the libraries and the user market to adopt the Company’s technology, website application and business model.

(c)

Doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future.  Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy.  In its efforts to raise capital the Company has faced generally poor financial market conditions in North America, particularly in the technology sector.  From the Company’s inception to December 31, 2007, the Company has generated incidental revenues totalling approximately $385,884.  Significant losses have been experienced since the Company’s inception.  The Company had a working capital deficiency of Cdn$1,283,197 as at December 31, 2007.  An explanatory paragraph has been added to the audit report in accordance with United States reporting standards, as there is substantial doubt about the Company’s ability to continue as a going concern.  The financial statements have not been adjusted for this uncertainty.  Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2007 contain the following statement:  “These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,785,790 since its inception and has a working capital deficiency of $1,283,197 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.”

(d)

Doubt about the Company’s ability to meet its debt obligations.

As at December 31, 2007, the Company is indebted by way of loans made to the Company by unrelated parties ($118,715).  Of the unrelated party loans $63,729 bears interest at the rate of 20%.  None of the unrelated party loans have any specific terms of repayment.  The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001.  In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated.  The amount of the judgment has been accrued by the Company and is included in accounts payable.  In the event that the Company is unable to raise substantial capital, maintain adequate financing arrangements and generate profitable operations in the future, it will be unable to meet its debt obligations and its business will fail.

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

The Company has incurred net losses since inception.  The Company incurred a net loss for the year ended December 31, 2007 of $391,485.  This was a decrease of 19% from the net loss of $485,406 incurred for the year ended December 31, 2006.  There can, however, be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained.  Accordingly, there can be no assurance that the Company will achieve or sustain profitability.  If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

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

(k)

Fundraising.

The Company will need to raise funds through public or private debt or equity financing in the event that the Company’s estimates and capital requirements change, or prove inaccurate, or in order for the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities.  There can be no assurance that additional financing will be available on terms favourable to the Company, or at all.  If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue its network expansion to take advantage of market opportunities, to develop new products or otherwise to respond to competitive pressures or continue to be viable.  Such inability could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Management of the Company own collectively, as of December 31, 2007 7,028,188 shares being 28% of the

Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(u)

 The Company’s common shares will be subject to “Penny Stock rules”.

The Company’s common shares will be subject to the “penny stock rules” as defined by Rule 3a51.1 of the Exchange Act for the following reasons:  (a) the Company does not have net tangible assets of at least $2,000,000; and (b) has not had an average revenue of $6,000,000 for the preceding three years.  See Risk (w) below regarding the sale or transfer of the Company’s common stock by shareholders in the United States.

(v)

Piracy of music and illegal downloads

Piracy of music, including unauthorized downloading and CD burning, affects all sectors of the music industry including the Company.  The failure of the Company to adequately manage its copyrighted material from illegal downloads and unauthorized uses could result in lost revenues, and the bad publicity inherent in such a failure could have an adverse effect on the Company’s business.  In addition, the ability to download unauthorized music from other sources may cause people to be less inclined to use the Company’s services thus having an adverse effect on the Company’s revenues.

(w)

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

The head office of Dittybase America Inc. is located at 285 S.E. 6th Avenue, Unit M, Delray Beach, Florida 33483-5299.  Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

B.

Business Overview

Since its inception in 1999 the Company has developed and implemented dittybase.com™, an online service that enables enterprises to acquire digitized production music and manage all processes involved in the use of production music, as required by entertainment, advertising and corporate markets.

Since December 31, 2001 the Company has generated incidental revenues of a total of approximately $385,884 entirely from external customers.

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

After completion of its online music licensing application in May 2001 the Company began planning to develop a software product suite, dittyNET, which will be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s future distribution agents.  Due to limitations in funding, the Company had to suspend development of the dittyNET suite of products in late 2002.  If the Company is able to raise adequate funding to continue its development, the Company expects to release a version of dittyNET by the end of 2009.  The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music.  The Company’s goal is to automate the process of licensing music for broadcast.  The Company’s application streamlines the distribution, licensing and copyright clearance of digitized music by providing a complete line of software products and services that enable creative enterprises to acquire digitized music, as well as manage all processes involving the use of music on-line.  The

Company’s products encode, manage, archive, search, retrieve and enable the delivery, licensing, reuse and copyright clearance of digitized music. The traditional process involves phone and fax communication, hard copy materials, couriers, management of CD collections and multiple libraries and time zones.  This labour intensive and often inefficient process costs time and money.  The Company’s music licensing application allows the user to complete the process of search, audition, download, license and cue sheet reporting for royalty reporting purposes in one sitting, all within its automated application.  The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market.  Typical clients of the Company would include TV stations and networks, advertising agencies, film producers, corporate videographers, video game developers and web designers.

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

The Company issued a total of 3,741,394 shares for net proceeds of $418,645.

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

The Company issued a total of 3,741,394 shares for net proceeds of $531,809

During the Year Ended December 31, 2007

In 2007 Dittybase signed 2 new music partners in Clemistry Music and Wax Labs.  The Decibel Collective signed an additional 13 new artists to complete Volume 4 which consists of 12 CD’s.  Foreign distribution in Japan, France, Australia and South Africa of the dBc catalog began in April 2007 and Volume 4 will be completed for distribution in these territories in 2008.

The company issued a total of 836,389 shares for net proceeds of $164,210.

Operational Overview

The Company’s operations include:

•

encoding and publishing production music content at its dittybase.com website for its search and project management systems;

•

publishing acquisition(1), marketing and distributing production music to creative professionals and organizations; and

•

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

Based on a 2001 survey by the National Music Publishers Association (“NMPA”) the music publishing industry was worth US$6.6 billion, of which 86% was comprised of 40% reproduction based and 46% performance based income, or, US$5.6 billion which is pertinent to the business of the Company.  The Company further defines these revenue streams as follows:

•

Synchronization-based licensing revenue being the right to synchronize music with visual images and voice (via the Company’s web site - dittybase.com, and DVD and CD products - dittyROM)(1)

•

Performance-based income being royalties paid by TV, film and radio broadcasters to performance rights organizations (SOCAN/ASCAP/BMI) for the public performance of music (via TV and Radio play of the Company’s music catalogues)(1)

•

Custom scoring services and publishing acquisition-based income (the dBc)(1)

•

Mechanical-based licensing income being the right to make copies of the music and master on CD soundtracks or digital downloads to the consumer (CD Soundtracks and digital downloads made available to the consumer)(2)

•

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

•

Composers, music libraries and distributors.

•

Rights reporting organizations.

External Customers

External customers are the licensees (users) of production music.  The Company’s long-term focus is based on production music used in the top music publishing income territories, primarily for broadcast radio and television shows, commercials, films, Internet and corporate use.

The primary categories of external customers are:

•

Advertising agencies

•

Motion pictures

•

Digital creation

•

Broadcast radio and television

•

Video and computer games

•

Post-production studios

•

Corporations and institutions

•

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

Products

The Dittybase Product Suite is comprised of five components, namely:

Four software products:

•

dittybase encoder, used to prepare tracks for the dittybase databank;

•

dittybase client, the primary product, used to search, audition and license music cuts, as well as to manage project information for a single user, or group of users;

•

dittybase rapport, used by users, libraries, music distributors and site administrators to analyze and report dittybase databank usage and activity; and

•

dittybase admin, typically used by a single network administrator to set user privileges for dittybase encoder, client and rapport,

that interact with one central core module:

•

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

•

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

•

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

•

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

•

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

•

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

•

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

•

User Level:  This level permits user-specific reporting only, such as projects created, cuts used, licenses issued and transactions completed.  The user level is also integrated into the dittybase client project module.

•

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

•

Distributor Level:  This level provides detailed reporting across all of a distributor’s music libraries.  The distributor level is primarily intended to furnish a “bird’s-eye” view of the activity within groups of libraries and their territory.  User-specific access may not be required or available.

•

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

•

Exclusive rights contract.  The Company encodes the archived music tracks of post-audio and sound design firms, primarily for exclusive use by broadcast stations, advertising agencies and brand name corporations.

•

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

•

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

•

Pump Audio uses “Soundtrack” software, featuring only three criteria types to search with, as compared to the nine used at Dittybase.com. The client can also end up with “No Results Found”, meaning they need to begin the search over or else figure out which criteria to remove in order to find any music at all.  Purchased by Getty Images in June 2007.

•

Extreme Music uses “Fastrack” software. Only allows one criteria per search, making zeroing in on the right music a tedious task. “Keyword Search coming soon” has been on their website for many months.

Parent company “Famous Music” has a catalogue of over 125,000 songs and sound cues include music by Eminem and Shakira as well as movie soundtracks from "The Godfather" and "Mission Impossible”.

•

FirstCom - FirstCom is both a library and North American distributor, boasting over 1500 CDs of content.  FirstCom uses "MusicQuick" software, which is believed to be created specifically for them.  Music may be auditioned and added to projects, however music must be acquired via CD, and uses traditional (i.e., paper) licensing methods.  FirstCom is owned by the Universal-BMG Music Publishing Group.

•

Killertracks - Begun in 1989 and acquired by BMG Music Publishing in 1992.  Killertracks now contains a catalogue of 20,000 titles.  With 47 offices in 36 countries around the world, BMG Music Publishing is one of only four multinational music-publishing groups.  Killertracks uses "Killer Trakfinder" software (same software as fellow Universal-BMG owned FirstCom’s “MusicQuick”) to search, audition and add to projects.

•

APM Music - Almost 200,000 titles available, although not all music is available on their online system. Music is searchable through only one criteria at a time, not allowing for combinations of criteria to focus in on a particular sound, such as combining “Blues music” with “saxophone”, or “medium-fast tempo” and “Jazz”. Search is taxing and fatiguing for the user with this limitation. A joint venture of EMI Music & BMG represents sixteen production music libraries.

C.

Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

DITTYBASE TECHNOLOGIES INC. Alberta (June 23, 1999)
100%

DITTYBASE INC. Alberta (April 3, 1997)	DITTYBASE AMERICA INC. Delaware (March 12, 2001)	THE DECIBEL COLLECTIVE INC. Alberta (September 23, 2004)

D.

Property, plant and equipment`

The Company has its executive office at Suite 102, 31 Bastion Square, Victoria, BC V8W 1J1, that consists of 1,800 square feet.  The Company has entered into a lease arrangement that expires on August 31, 2009 at a cost of approximately $1,507 per month, with a renewal option.

Item 4A.  UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments to report.

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

Operating Results of the Company

Fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006

The Company incurred an overall loss of $391,485 for the year ended December 31, 2007as compared to a loss of $485,406 for the year ended December 31, 2006 (a decreased loss of $93,921 or 19%).  Revenues for Fiscal 2007 increased to $106,817 from $96,974 during Fiscal 2006 but also generated $12,350 in deferred revenue from annual subscription agreements entered into in 2007.  Advertising expense decreased to $3,751 for Fiscal 2007 from $16,489 for Fiscal 2006 as a result of budget limitations.  Website design expenses increased to $36,291 in Fiscal 2007 from 17,861 in Fiscal 2006.  This increase of $18,430 or 103% reflects enhancements to the design and implementation of content to the Company’s website.  License fees in Fiscal 2007 decreased to $66,286 from $70,137 in Fiscal 2006.  These license fees represent the Company’s partner’s share of revenue generated.

Consulting fees decreased in Fiscal 2007 to $1,665 from $33,117 during Fiscal 2006. This decrease is a result of budget limitations. Stock based compensation during Fiscal 2007 was $15,337 as compared to $Nil for Fiscal 2006, as stock options were granted to management in 2005 were extended during the year. Wages and benefits for Fiscal 2007 increased to $193,314 from $182,547 for Fiscal 2006.

Accounting and legal fees decreased to $35,553 in Fiscal 2007 from $94,862 in Fiscal 2006. This decrease of $59,309 was primarily due to the fact that the Company’s initial obligations relating to being a public company were realized in 2006.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 16 to the audited financial statements for the year ended December 31, 2007 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005

The Company incurred an overall loss of $485,406 for the year ended December 31, 2006 as compared to a loss of $826,675 for the year ended December 31, 2005 (a decreased loss of $341,269 or 41%).  Revenues for Fiscal 2006 increased to $96,974 from $93,169 during Fiscal but also generated $22,500 in deferred revenue from annual subscription agreements entered into in 2006.  Advertising expense decreased to $16,489 for Fiscal 2006 from $27,868 for Fiscal 2005 as a result of budget limitations.  Website design expenses decreased to $17,861 in Fiscal 2006 from 26,854 in Fiscal 2005.  This decrease of $8,993 or 33% reflects the completed the major design and implementation of the Company’s website.  License fees in Fiscal 2006 increased to $70,137 from $69,811 in Fiscal 2005.  These license fees represent the Company’s partner’s share of revenue generated.  As the Company’s revenue increases, license fees will rise accordingly.

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

Liquidity and Capital Resources

Fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006

Since inception, the Company has financed operations primarily through the sale of our securities, and, to a lesser extent, issuance of debt and a small amount of sales revenue. As of December 31, 2007, the Company had current assets of $187,553 as compared to $98,544 for the year ended December 31, 2006. The represents an increase of $89,009, but operationally is insignificant.

The Company had a capital deficit of $1,283,197 at December 31, 2007 compared to $1,316,522 at December 31, 2006, representing a decreased deficit of $33,325. This substantial deficit reflects the early stage of development of the Company at this point in time, with substantial capital costs and modest revenues.

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

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations.  Cash on hand and expected cash from operations is insufficient to fund the next 12 months’ business operations.  As an immediate strategy, the Company intends to raise US$2 million through private placements of stock to maintain and expand its business operations.  The intended use of these proceeds will be used as follows:

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

As at December 31, 2007, the Company is indebted by way of loans made to the Company by unrelated parties ($118,715).  Of these loans $63,729 bears interest at the rate of 20%.  The loans are non-interest bearing and have no specific terms of repayment.  The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001.  In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated.  The amount of the judgment has been accrued by the Company and is included in accounts payable.

At this time the Company has been unable to obtain bank financing.  Accordingly, the Company intends to raise the capital it requires by way of private placements.

As at December 31, 2007 the Company has a lease commitment for its premises which requires minimum payments of $1,507 per month over a five year period, expiring on August 31, 2009.

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

As of December 31, 2007, the Company had 25,033,365 issued and outstanding common shares, 735,389 outstanding share purchase warrants, and 1,895,000 stock options outstanding.

C.

Research and Development, Patents and Licenses, etc.

The Company does not have a set research and development (“R&D”) policy, and its R&D expenditures in the past three years have not been significant (2007 – $8,980; 2006 - $7,500, 2005 - $11,645).  Minimal R&D was carried out between October 2001 and October 2002 and none was done from November 2002 to December 2003 due to lack of funding.  From January 2004 to the present time, R&D has included development of the dBc website and audio content, and research on web search strategy and content creation, potential partners and competitors, tools and technology and marketing.

Mike Knutsen is the Company’s Vice-President of Product Management, which encompasses R&D.

D.

Trend of Information

Production:

Dittybase

The Company currently has just over 22,100 tracks on-line and an additional 41,000 tracks available.  This is an increase of approximately 8% in production during 2007.  We anticipate an increase of approx 10% for 2008.

dBc

In 2007 1,000 MP3 DVD catalogs representing Volume 1-3 and Hi-Fi Series were created and distributed as follows: 405 to Australia, 100 each to France and South Africa, 10 to Japan, 150 to North American clients).  Also, 38 CD sets (each set consisting of 47 CD’s) were created with 30 sets going to Japan and 2 to France.  One hundred demo CD’s promoting dBc content went to Japan.  We anticipate an additional 100 demo CD’s, 10 CD sets and 50 DVD wav master sets (7 DVD’s/set) to fulfill foreign distributors requests of existing content.  We also expect Volume 4 to be completed by the end of 2008 which is an additional 12 CD’s of music.

Sales

The Company’s Dittybase client application came online in late 2004 and, combined with marketing efforts, the Company has seen a significant and continuing increase in leads which has resulted in a steady increase in sales per quarter.

In the year ended December 31, 2007 the Company’s sales of $119,167 ($12,350 deferred revenue) equalled the Company’s annual 2006 sales ($119,379).  The Company anticipates a 100% increase in sales for the next 12 months, based on a calculation of recent sales numbers and revenue generated from our foreign distributors.

Inventory

Dittybase

Currently Dittybase has over 22,100 titles on-line and an additional 41,000 titles available for on-line promotion.  The Company anticipates to promote up to 3,000 new track titles to get its on-line inventory to 25,000 titles by the end of 2008.

dBc

As of June 30, 2008 there are 100 MP3 DVD catalogs and 12 CD sets (each set is 47 CD’s) in inventory that represent Volumes 1-3 and the Hi-Fi series.  The Company anticipates Volume 4 (12 CD’s) to be completed by the fall of 2008 and available for distribution shortly thereafter.

The Company’s average margin is 30% and average cost of goods sold is 70%.  The Company does not anticipate any significant change.

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

Digital Asset Management

It is the belief of management that there has been a substantial increase in the use of digitized media and the costs associated with managing the affiliated rights within the media, and the Company anticipates an increase in revenues from its digital asset management application, dittyNET.  Provided the Company can raise adequate financing it expects to release a version of dittyNET by the end of 2009.

E.

Off-balance sheet arrangements

Not applicable

F.

Tabular Disclosure of Contractual Obligations

As at December 31, 2007, the Company had the following contractual obligations:

Contractual obligations	Payments due by period
	Total (Cdn$)	Less than 1 year (Cdn$)	1 – 3 years (Cdn$)	3 – 5 years (Cdn$)
Operating lease obligations	30,137	18,083	12,054	N/A
Demand note obligation - interest bearing(1)(2)	63,729	63,729	N/A	N/A
Demand note obligations - non-interest bearing(2)	54,986	54,986	N/A	N/A
Litigation Payable(3)	428,285	428,285	N/A	N/A

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

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Tim Daniels	47	President, Chief Financial Officer, and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	72	Director	Nil	Nil
Lance Landiak	38	Vice-President of Business Development and Director	Nil	Nil
Blake Fallis	48	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	39	Vice-President of Product Management	Nil	Nil
Duane Miller	48	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS – Directo, Chief Financial Officerr and President

Mr. Daniels (47) has been a Director and President of the Company since July 1999.  Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies.  Mr. Daniels has served as a board member for several Canadian publicly traded companies.  Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (72) has been a Director of the Company since March 2000.  Prior thereto he was the owner of Intellicard Systems Ltd.  Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (38) has been a Director and Vice-President of Business Development of the Company since July 1999.  Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (48) has been the Vice-President of Corporate Development of the Company since July 1999.  Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co. Ltd. from 1990 to 1995.  Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering.  Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario.

MIKE KNUTSEN - Vice President of Product Management

Mr. Knutsen (39) is Vice-President of Product Management of the Company.  Prior thereto he had been the Vice-President of Research and Development of the Company since July 1999.  This designation is now included in his duties as Vice-President of Product Management.  Prior to 1999, he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998.  Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (48) has been the Vice-President of Operations of the Company since July 2002, and is the de facto Chief Financial Officer.  Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996.  He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

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

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2007 2006 2005	64,488(2) 68,046(8) 42,411(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2007 2006 2005	34,305(3) 33,750(3) 81,537(3)	Nil Nil Nil	2,695(1) 1,463(1) 1,463(1)	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Product Management	2007 2006 2005	23,211(3) 14,925(3) 66,975(3)	Nil Nil Nil	13,789(1) 16,025(1) 11,450(1)	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President of Operations	2007 2006 2005	76,175(6) 74,000 (5) 126,500 (4)	Nil Nil Nil	3,825(1) 6,000(1) 3,500(1)	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blake Fallis Vice-President of Corporate Development	2007 2006 2005	60,000(11) 60,000(10) 85,000(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Urquhart Director	2007 2006 2005	Nil Nil 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Payment for website design and development charges.

(2)

Accrued but unpaid management fees

(3)

Payment of salary.

(4)

$16,236 of this amount represents accrued but unpaid salary.

(5)

$8,000 of this amount represents accrued but unpaid salary

(6)

$10,000 of this amount represents accrued but unpaid salary

(7)

$34,980 of this amount represents accrued but unpaid management fees

(8)

$60,070.50 of this amount represents accrued but unpaid management fees

(9)

$18,750 of this amount represents accrued but unpaid salary

(10)

$17,500 of this amount represents accrued but unpaid salary

(11)

$8,750 of this amount represents accrued but unpaid salary

See “Share Ownership” below for details regarding the ownership of shares of the Company by the Company’s directors and officers.

There were no Executive Officers, or directors or other officers of the Company, who served during the financial years noted in the above table, whose salaries exceeded US$100,000 per year.

Options and Stock Appreciation Rights (SARs)

The Company has granted a total of 1,600,000 stock options to its directors and officers outstanding at December 31, 2007 and August 12, 2008, all exercisable at $0.25 per share until November 1, 2009, as follows:

Name of Optionee	Number of Options
Tim Daniels Lance Landiak Mike Knutsen Duane Miller Blake Fallis Bruce Urquhart	400,000 400,000 200,000 200,000 200,000 200,000

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

D.

Employees

As of December 31, 2007 the Company has 6 full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in operations, one in management and an administrative assistant.

E.

Share Ownership

The following table lists as of December 31, 2007, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights.  None of the persons named in the following table hold any warrants to purchase shares of the Company.  See “Executive Compensation” above for details of stock options held by the Company’s Directors and members of its administrative, supervisory and management bodies.

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Tim Daniels President, Director and Chief Financial Officer	990,000(2)(6)	.3.7
Lance Landiak Director and Vice-President of Business Development	1,600,000(3)(7)	5.9
Mike Knutsen Vice-President of Product Management	1,600,000(3)(7)	5.9
Bruce Urquhart Director	200,000(2)	<1.0
Blake Fallis Vice-President of Corporate Development	1,962,000(2)(5)(8)	7.2
Duane Miller Vice-President of Operations	676,188(4) (7)	2.5

(1)  The percentage ownership is based on 27,070,865 shares outstanding as of August 12, 2008.

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

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries.  As of August 12, 2008, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,600,000	5.9%
Mike Knutsen	1,600,000	5.9%

Blake Fallis	1,962,000(1)	7.2%

(1)

1,462,000 of these shares are held by Hopedale Management Inc., a private Bahamian company owned by Blake Fallis, Vice-President of Corporate Development of the Company.

As of December 31, 2007 the Company had 174 shareholders of record of which 5,013,319 shares were held by non residents of Canada.  A total of 4,323,319 shares of the Company are held by 17 U.S. residents.

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

B.

Related Party Transactions

The Company has accounts payable to certain of its current and former officers for unpaid salaries/management fees, as follows:

For the year ended December 31, 2007

- $64,488 to Tim Daniels, President

- $8,750 to Blake Fallis, Vice-President of Corporate Development

- $10,000 to Duane Miller, Vice-President of Operations

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

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2007, 2006 and 2005.

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

B.

Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2007 there have been no significant changes except for the following:

•

The Company issued 2,037,500 units at $0.15 per unit pursuant to a private placement.  Cash proceeds of $290,625 less issue costs of $26,279 were received and recorded as share subscriptions at December 31, 2007.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at  $0.25 per until March 19, 2009 and at $0.40 until March 19, 2010.

       •

The Company received $44,825 in respect to 298,833 units at $0.15 per unit less issue costs of $3,138.  Each unit consists of one common share and one share purchase warrant.  Each warrant will be exercisable into one common share of the Issuer for a period of 24 months from the Closing Date at an exercise price of $0.25 per share in the first year and $0.40 in the second year.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not applicable.

B.

Plan of Distribution

Not applicable.

C.

Markets

The common shares of the Company commenced trading on the NASD’s Over the Counter Bulletin Board at the end of October 2007 under the trading symbol DTTY.

Information regarding the price history of the Company’s stock is as follows:

Period	High US$	Low US$
2007
4th Quarter(1)	0.20	0.11
2008
1st Quarter	0.17	0.08
2nd Quarter	0.17	0.08
Most Recent Six Months
June	NT	NT
May	NT	NT
April	0.17	0.08
March	0.17	0.08
February	0.10	0.08
January	0.14	0.11

(1) For the months of November and December only.

        NT = No trades

The Company's common stock is subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the United States in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

Pacific Corporate Trust Company, located in Vancouver, BC, Canada, is the registrar and transfer agent for the Company’s common shares.

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

The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares of the Company.

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

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our president, secretary and vice-president of operations (who is acting as our principal executive officer, principal financial officer and principle accounting officer) to allow for timely decisions regarding required disclosure.  In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, our Chief Executive Officer after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that, at the reasonable assurance level, as of December 31, 2007 our disclosure controls and procedures were not effective due to the existence of several material weaknesses in our internal control over financial reporting, as discussed below.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2007, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were several material weaknesses in our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

Limitations on Effectiveness of Controls

Our Chief Executive Officer does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Material Weaknesses Identified

In connection with the preparation of our financial statements for the year ended December 31, 2007, certain significant deficiencies in internal control became evident to management that represent material weaknesses, including:

(i) Insufficient segregation of duties in our finance and accounting functions due to limited personnel. During the year ended December 31, 2007, we had limited staff that performed nearly all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected;

(ii) There is a lack of sufficient supervision and review by our corporate management;

(iii) Insufficient corporate governance policies. Our corporate governance activities and processes are not always formally documented. Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management; and

(iv) Our company's accounting personnel does not have sufficient technical accounting knowledge relating to accounting for income taxes and complex US GAAP matters. Management corrected any errors prior to the release of our company's December 31, 2007 financial statements.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2008 assessment of the effectiveness of our internal control over financial reporting.

We have implemented certain remediation measures and are in the process of designing and implementing additional remediation measures for the material weaknesses described in this annual report. Such remediation activities include the following:

(1) We have documented a formal code of ethics

(2) We will revise processes to provide for a greater role of independent board members in the oversight and review until such time that we are adequately capitalized to permit hiring additional personnel to address segregation of duties issues.

(3) We will continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

(4) We will seek to establish a relationship with a firm of certified public accountants to assist in the preparation of financial statements and with whom to consult on complex US GAAP matters.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting, other than the code of ethics adopted as outlined below.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has one member on its Audit Committee who is financially literate, and the Board has determined that Tim Daniels of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of the Form 20F.

Item 16B.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics in November 2007 upon acceptance of its application to list its common shares on the OTCBB.  See Exhibit 15.7 to this Form 20F.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amisano Hanson, Chartered Accountants,  has served as the Company’s principal accountant since March 6, 2001.  In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which continue as the Company’s auditors.  The chart below sets forth the total amount billed the Company by Amisano Hanson (now BDO Dunwoody LLP) for services performed in the years 2007 and 2006 and breaks down these amounts by category of service in Canadian Dollars:

	Year 2007 ($)	Year 2006 ($)
Audit	34,500	33,275
Audit Related	N/A	N/A
Tax	N/A	N/A
All Other Fees	N/A	N/A

“Audit Fees” are the aggregate fees billed by BDO Dunwoody LLP (Formerly Amisano Hanson) for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by BDO Dunwoody LLP (Formerly Amisano Hanson) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.”  This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by BDO Dunwoody LLP (Formerly Amisano Hanson) for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by BDO Dunwoody LLP.  Any services provided by BDO Dunwoody LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion.

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

Index to Financial Statements

Audited Financial Statements of the Company

Independent Auditor's Report

Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006

Consolidated Statements of Operations for the years ended

   December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007,

   December 31, 2006 and December 31, 2005

Consolidated Statement of Shareholders’ Deficiency for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Dittybase Technologies Inc.

We have audited the consolidated balance sheets of Dittybase Technologies Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, cash flows and shareholders’ deficiency for each of the years in the three-year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
August 12, 2008

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, substantial losses from operations and is in the process of developing its website operations which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 3, have a material effect on the consolidated financial statements. Furthermore, the standards of PCAOB require the addition of an explanatory paragraph when financial statements are restated, such as those described in Note 16, which have a material effect on the financial statements.

Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders dated August 12, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions, events and restatements in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
August 12, 2008

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash	$ 136,655	$ 38,230
Accounts receivable	30,993	41,380
GST receivable – Note 4	19,201	14,669
Marketable securities (Market value: $75; 2006: $75)	75	75
Prepaid expenses	629	4,190

	187,553	98,544
Security deposits	2,700	2,700
Equipment – Note 5	19,681	18,657
Website costs – Notes 6 and 10	19,217	26,408

	$ 229,151	$ 146,309

LIABILITIES

Current
Accounts payable and accrued liabilities – Notes 8 and 10	$ 786,348	$ 796,311
Due to related parties – Note 10	553,337	488,257
Loans payable – Note 7	118,715	108,093
Deferred revenue	12,350	22,405

	1,470,750	1,415,066

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value – Notes 9 and 14
Unlimited shares authorized
25,033,365 shares issued (2006: 24,196,976)	4,067,508	3,870,748
Share subscriptions – Note 9	271,846	65,300
Contributed Surplus – Note 9	204,837	189,500
Deficit	(5,785,790)	(5,394,305)

	(1,241,599)	(1,268,757)

	$ 229,151	$ 146,309

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 8, 9 and 13

Subsequent Events – Notes 9 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Revenue
Music license sales	$ 106,817	$ 96,974	$ 93,169

Cost of sales
Licence fees	66,286	70,137	69,811

	40,531	26,837	23,358

Expenses
Accounting and legal fees	35,301	94,862	75,926
Advertising and promotion	3,751	16,489	27,868
Amortization – equipment	6,871	15,810	8,486
– website	36,291	17,861	26,854
Bad debts	5,895	-	1,024
Credit card charges and fees	1,391	979	-
Filing fees	1,996	4,143	6,377
Foreign exchange loss	2,357	1,933	-
Interest and bank charges	13,364	13,165	11,168
Management fees – Note 10	41,928	68,046	62,411
Consulting and services	1,665	33,117	23,364
Office and miscellaneous	4,914	7,294	1,691
Rent – Note 10	25,620	25,847	23,874
Stock-based compensation – Note 9	15,337	-	189,500
Telephone and internet	16,032	13,431	11,645
Transfer agent fees	2,251	4,040	-
Travel	-	-	2,317
Wages and benefits	23,738	19,884	17,716
Wages and benefits to related parties – Note 10	193,314	182,547	359,812

	(432,016)	(519,448)	(850,033)

Loss before other item	(391,485)	(492,611)	(826,675)

Other item:
Gain on settlement for accounts payable	-	7,205	-

Net loss and comprehensive loss for the year	$ (391,485)	$ (485,406)	$ (826,675)

Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.05)

Weighted average number of shares outstanding	24,547,572	23,173,754	17,682,626

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Operating Activities
Net loss for the year	$ (391,485)	$ (485,406)	$ (826,675)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	6,871	15,810	8,486
– website	36,291	17,861	26,854
Bad debts	5,895	-	1,024
Foreign exchange loss (gain)	2,357	1,933	-
Gain on settlement on accounts payable	-	(7,205)	-
Shares issued for salaries and management fees	-	-	220,000
Stock-based compensation	15,337	-	189,500
Changes in non-cash working capital balances related to operations:
Accounts receivable	4,492	75	(42,479)
GST receivable	(4,532)	(6,432)	18,396
Prepaid expenses and security deposit	3,561	25,000	(26,076)
Accounts payables and accrued liabilities	(12,320)	3,438	69,601
Deferred revenue	(10,055)	22,405	-
Increase in due to related parties	71,080	79,108	19,538

	(272,508)	(333,413)	(341,831)

Investing Activities
Acquisition of equipment	(7,895)	(336)	(17,953)
Increase in website costs	(29,100)	(32,624)	(24,737)

	(36,995)	(32,960)	(42,690)

Financing Activities
Increase in loans payable	10,622	6,851	876
Decrease in due to related parties	(6,000)	(6,000)	(1,016)
Proceeds from issuance of common shares	138,960	233,574	183,645
Increase in share subscriptions	264,346	65,300	138,277

	407,928	299,725	321,782

Increase (decrease) in cash during the period	98,425	(66,648)	(62,739)

Cash, beginning of the period	38,230	104,878	167,617

Cash, end of the period	$ 136,655	$ 38,230	$ 104,878

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 11

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

for the years ended December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	Common Stock Issued		Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2004	17,225,243	$ 2,920,294	$ -	$ -	$ (4,082,224)	$ (1,161,930)

Issue of shares for cash:
- pursuant to private placements - at $0.15	67,000	10,050	-	-	-	10,050
- at $0.25	495,000	123,750	-	-	-	123,750
- pursuant to exercise of share purchase warrants
- at $0.20	318,339	63,668	-	-	-	63,668
Issue costs	-	(13,823)	-	-	-	(13,823)
Pursuant to settlement of debt - at $0.10	150,000	15,000	-	-	-	15,000
Pursuant to payment of wages and management fees - at $0.10	2,200,000	220,000	-	-	-	220,000
Share Subscriptions
- pursuant to private placements	-	-	119,764	-	-	119,764
- pursuant to exercise of share purchase warrants	-	-	29,500	-	-	29,500
- less: issue costs	-	-	(10,987)	-	-	(10,987)
Contributed surplus	-	-	-	189,500	-	189,500

Net loss for the year ended December 31, 2005	-	-	-	-	(826,675)	(826,675)

Balance, December 31, 2005	20,455,582	3,338,939	138,277	189,500	(4,908,899)	(1,242,183)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

for the years ended December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	Common Shares Issued		Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2005	20,455,582	3,338,939	138,277	189,500	(4,908,899)	(1,242,183)

Issue of shares for cash:
- pursuant to private placements - at $0.25	24,000	6,000	(6,000)	-	-	-
- at $0.25	595,058	148,765	(113,764)	-	-	35,001
- at $0.25	346,478	86,619	-	-	-	86,619
- at $0.25	491,787	122,947	-	-	-	122,947
Issue costs	-	(25,480)	10,987	-	-	(14,493)
-pursuant to exercise of warrants - at $0.20	165,000	33,000	(29,500)	-	-	3,500
Issue of shares for services rendered - at $0.35	19,071	6,676	-	-	-	6,676
Issue of shares for debt settlement - at $0.076	2,100,000	159,958	-	-	-	159,958
Issue costs – finders fee	-	(6,676)	-	-	-	(6,676)
Share subscriptions
- pursuant to private placement	-	-	35,000	-	-	35,000
- pursuant to exercise of share purchase warrants	-	-	32,750	-	-	32,750
- less: issue costs	-	-	(2,450)	-	-	(2,450)
Net loss for the year ended December 31, 2006	-	-	-	-	(485,406)	(485,406)

Balance December 31, 2006	24,196,976	3,870,748	65,300	189,500	(5,394,305)	(1,268,757)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	Common Shares Issued		Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2006	24,196,976	$ 3,870,748	$ 65,300	$ 189,500	$ (5,394,305)	$ (1,268,757)

Issue of shares for cash:
- pursuant to private placements - at $0.25	735,389	183,847	(35,000)	-	-	148,847
Issue costs	-	(12,337)	2,450	-	-	(9,887)
-pursuant to exercise of warrants - at $0.25	101,000	25,250	(25,250)	-	-	-
Share subscriptions	-	-	290,625	-	-	290,625
Issue costs	-	-	(26,279)	-	-	(26,279)
Contributed surplus	-	-	-	15,337	-	15,337
Net loss for year ended December 31, 2007	-	-	-	-	(391,485)	(391,485)

Balance December 31, 2007	25,033,365	$ 4,067,508	$ 271,846	$ 204,837	$ (5,785,790)	$ (1,241,599)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

Note 1

Nature of Operations and Ability to Continue as a Going Concern

The Company has developed an Internet website to license music online and multimedia management systems for multimedia and broadcast corporations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,785,790 since its inception and has a working capital deficiency of $1,283,197 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2

Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 16 to the financial statements.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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

d)

Foreign Currency Transaction

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates.  Non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the exchange rates in effect on the date of the transaction.  Resulting exchange gains or losses are included in the statement of operations when incurred.

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

f)

Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download or receive digital copies of selected music tracks, and collectability is reasonably assured.  Amounts billed for downloads not yet completed is recorded as deferred revenue and will be recognized as revenue in the year the download is complete.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectability is reasonably assured.  No revenue from royalties has been earned.

g)

Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 2,630,389 (2006 – 2,834,265; 2005 – 3,450,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Note 2

Significant Accounting Policies – (cont’d)

h)

Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

i)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the discounted value of future cash flows.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2007.

Note 3

Change in Accounting Policies and New Accounting Pronouncements

Financial Instruments

Effective on January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

Financial Instruments – (cont’d)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured on each balance sheet date at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets and financial liabilities are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its financial instruments as follows:

-

cash as held-for-trading which is measured at fair value;

-

accounts and GST receivables as loans and receivables;

-

marketable securities as available-for-sale;

-

accounts payable and accrued liabilities, due to related parties, loans payable and deferred revenue as other financial liabilities.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Note 4

GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 5

Equipment – Notes 8 and 14

	2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 78,001	$ 62,699	$ 15,302
Computer software	12,416	12,132	284
Furniture and equipment	18,339	15,201	3,138
Leasehold improvements	2,767	1,810	957

	$ 111,523	$ 91,842	$ 19,681

	2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 70,673	$ 57,698	$ 12,975
Computer software	11,848	11,782	66
Furniture and equipment	18,339	14,416	3,923
Leasehold improvements	2,768	1,075	1,693

	$ 103,628	$ 84,971	$ 18,657

Note 6

Website Costs – Note 10

Accumulated
	Cost	Amortization	Net

December 31, 2007	$ 1,387,147	$ 1,367,930	$ 19,217

December 31, 2006	$ 1,358,047	$ 1,331,639	$ 26,408

Note 7

Loans Payable

	2007	2006

Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	$ 54,986	$ 54,986

Unsecured loan from unrelated party, bearing interest at 20% per annum, with no specific terms for repayment	63,729	53,107

	$ 118,715	$ 108,093

Note 8

Accounts Payable

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

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,563 has been accrued by the Company, and is included in accounts payable.

Note 9

Share Capital – Note 14

Common Shares Issued

During the year ended December 31, 2007, the Company issued 735,389 units at $0.25 per unit.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holders thereof to purchase one common share of the Company at $0.35 until November 27, 2008.

During the year ended December 31, 2006, the Company issued 1,457,323 units at $0.25 per unit.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holders thereof to purchase one common share of the Company at $0.25 - $0.50 until May 1, 2007.

Note 9

Share Capital – Note 14 – (cont’d)

Common Shares Issued – (cont’d)

During the year ended December 31, 2005, the Company issued 562,000 units at $0.15 - $0.25 per unit.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holders thereof to purchase one common share of the Company at $0.20 - $0.30 until December 31, 2005.

Share Subscriptions

During the year ended December 31, 2007:

-

the Company received $290,625 in respect to 1,937,500 units at $0.15 per unit and paid out $26,279 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof to purchase one common share of the Company at a price of $0.25 if exercised in the first year and $0.40 if exercised in the second year from the closing date.  Share subscriptions include $7,500 received during the year ended December 31, 2006.

During the year ended December 31, 2006:

-

the Company received $35,000 in respect to 140,000 units at $0.25 per unit and paid out $2,450 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until November 27, 2008.

-

the Company received $25,250 pursuant to 101,000 share purchase warrants exercisable at $0.25 per share, exercised during the year ended December 31, 2007.

-

the Company also received $7,500 pursuant to 30,000 share purchase warrants exercisable at $0.25 per share.

During the year ended December 31, 2005:

-

the Company received $6,000 in respect to 24,000 units at $0.25 per unit and paid out $420 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until July 15, 2006.

-

the Company received $113,764 in respect to 455,058 units at $0.25 per unit and paid out $8,502 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.50 until October 3, 2006.

Note 9

Share Capital – Note 14 – (cont’d)

Share Subscriptions – (cont’d)

During the year ended December 31, 2005: – (cont’d)

-

the Company received $29,500 pursuant to 147,500 warrants exercisable at $0.20 per warrant, exercised during the year ended December 31, 2006, and paid out $2,065 in issue costs.

Share Purchase Warrants

A summary of warrants is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding and exercisable, beginning of the year	939,265	$0.22	1,555,000	$0.21
Issued	735,389	$0.35	1,457,323	$0.25
Exercised	(101,000)	$0.25	(165,000)	$0.20
Expired	(838,265)	$0.22	(1,908,058)	$0.23

Outstanding and exercisable, end of the year	735,389	$0.35	939,265	$0.22

At December 31, 2007, the Company had 735,389 share purchase warrants outstanding entitling the holders to purchase one common share for each warrant held for $0.35 per share until November 27, 2008.

Stock-based Compensation Plan

The Company has granted directors and employees common share purchase options.  These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.  Under the stock option plan, options vest at the discretion of directors.

Note 9

Share Capital – Note 14 – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the stock option plan is presented below:

	Years ended December 31,
	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning and end of the year	1,895,000	$0.25	1,895,000	$0.25

Exercisable, end of the year	1,895,000	$0.25	1,895,000	$0.25

As at December 31, 2007, there are 1,895,000 director and employee share purchase options outstanding entitling the holders thereof to purchase one common share for each option held at $0.25 per share expiring November 1, 2009.

During the year ended December 31, 2007, stock-based compensation expense of $15,337 was recorded as a result of extending the term of stock options granted in 2005.  Stock-based compensation expense of $Nil was recorded in 2006 and $189,500 was recorded in 2005.  The weighted average fair value of share purchase options of $0.01 (2005: $0.10) per option has been determined using the Black-Scholes option valuation model with the following assumptions:

	2007	2006	2005

Expected dividend yield	0.0%	-	0.0%
Expected volatility	68%	-	73%
Risk-free interest rate	3.28%	-	2.23%
Expected term in years	2 years	-	2 years

Note 10

Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

Note 10

Related Party Transactions – (cont’d)

	2007	2006	2005

Management fees	$ 41,928	$ 68,046	$ 62,411
Website costs – salaries	22,056	31,422	21,902
Wages and benefits to related parties	193,314	182,547	359,812
Recovery of rent	(6,000)	(6,000)	(6,050)

	$ 251,298	$ 276,015	$ 438,075

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.  These amounts consist of $81,583 (2006: $87,583) of loans and $143,260 (2006: $99,059) of unpaid management fees due to a director and a company with a common director, $10,579 (2006: $2,450) of unpaid share issue costs and $317,915 (2006: $299,165) of unpaid wages due to officers of the Company.

Note 11

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2007, the Company:

-

issued 241,00 common shares at $0.25 per share pursuant to share subscriptions of $60,250 received during the year ended December 31, 2006, less issue costs of $2,450.

During the year ended December 31, 2006, the Company:

-

issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958

-

issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676

-

issued 626,558 common shares at $0.20 - $0.25 pursuant to share subscriptions of $149,265 received during the year ended December 31, 2005, less issue costs of $10,988.

Note 11

Non-cash Transactions – (cont’d)

During the year ended December 31, 2005, the Company:

-

issued 2,200,000 common shares at $0.10 per share for payment of wages and management services.

-

issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000.

Note 12

Corporation Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

Statutory tax rates	34.12%	34.12%	34.12%

Loss before income taxes	$ (391,485)	$ (485,406)	$ (826,675)

Expected income tax recovery	$ (133,000)	$ (166,000)	$ (281,000)
Decrease in income tax recovery resulting from:
Permanent differences	(4,000)	(4,000)	65,000
Effect of reduction in statutory rates	395,000	-	-
Change in valuation allowance for future Income tax assets	(258,000)	170,000	216,000

Income tax expense	$ -	$ -	$ -

Significant components of the Company’s future tax assets, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital and net operating losses carried forward	$ 808,000	$ 1,092,000
Equipment and website	399,000	509,000
Share issuance costs	11,000	17,000
Valuation allowance for future income tax assets	(1,218,000)	(1,618,000)

Net future income tax asset	$ -	$ -

Note 12

Corporation Income Taxes – (cont’d)

The Company has recorded a valuation allowance against its net future income tax asset based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize the net future tax asset.

At December 31, 2007, the Company has accumulated non-capital losses in Canada of approximately $2,794,000 and net operating losses in the US of approximately $238,000 that may be applied against future income for tax purposes. These losses expire as follows:

	Canada	USA	Total

2008	$ 420,000	$ -	$ 420,000
2009	543,000	-	543,000
2010	300,000	-	300,000
2014	249,000	-	249,000
2015	552,000	-	552,000
2021	-	40,000	40,000
2022	-	11,000	11,000
2023	-	4,000	4,000
2024	-	2,000	2,000
2025	-	62,000	62,000
2026	401,000	73,000	474,000
2027	329,000	46,000	375,000

	$ 2,794,000	$ 238,000	$ 3,032,000

Note 13

Commitments – Notes 8, 9 and 15

The Company has lease commitments for its premises and office equipment, which require annual minimum payments totalling $30,137 payable as follows:

2008	$ 18,083
2009	12,054

$ 30,137

Note 14

Subsequent Events – Note 9

Subsequent to December 31, 2007, the Company:

a)

issued 2,037,500 units at $0.15 per unit pursuant to a private placement.  Cash proceeds of $290,625 less issue costs of $26,279 were received and recorded as share subscriptions at December 31, 2007.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.25 per share until March 19, 2009 and at $0.40 per share until March 19, 2010.

b)

received $44,825 in respect to 298,833 units at $0.15 per unit less issue costs of $3,138.  Each unit consists of one common share and one share purchase warrant.  Each warrant will be exercisable into one common share for a period of 24 months from the Closing Date at an exercise price of $0.25 per share in the first year and $0.40 in the second year.

Note 15

Comparative Figures

Certain of the December 31, 2006 and 2005 comparative figures have been reclassified to conform with the current year’s presentation.

Note 16

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

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Issuance of Shares for Non-cash Consideration

US GAAP requires issuances of shares for debt to be valued based on the value of shares issued for cash to arms length parties when there is no market for the trading of shares.  Under Canadian GAAP, issuances of shares for non-cash consideration are valued based on the consideration received, when that is more readily determinable.  Under US GAAP, as a result of its re-measurement, the value of shares for debt to arms length parties of $Nil (2006: $365,400; 2005: $22,500) and the value of shares for services to non-arm’s-length parties of $Nil (2006: $Nil; 2005: $330,000) has been recorded as outlined below.

Note 16

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)

Income Taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates.

c)

Recent Accounting Pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”).  SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 “Accounting for Derivative Instruments and Hedging  Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings.  In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative.  There is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.  The Company did not have any unrecognized tax benefits at December 31, 2007.  In addition, no adjustments were recognized for uncertain tax benefits during the year.  Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations.  FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification.  If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

Note 16

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

The Company files income tax returns in Canada and the United States. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”).  FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008.  When effective, FASB 141R will replace existing FASB 141 in its entirety.  FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition.  FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008.  Both early adoption and retroactive application are prohibited.  The Company is currently evaluating the impact of the provisions of FASB 141R.

Note 16

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”.  This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary.  The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

During the year ended December 31, 2007, management of the Company determined that there is no cumulative translation adjustment under U.S. GAAP.  Accordingly, the impact of the above on the financial statements for the years ended December 31 is as follows:

	2007	2006	2005
		(Restated)	(Restated)
Net loss for the year per Canadian GAAP	$ (391,485)	$ (485,406)	$ (826,675)
Loss on discount of shares for debt	-	(365,400)	(22,500)
Loss on discount of shares for services	-	-	(330,000)

Net loss for the year under US GAAP and comprehensive loss for the year per US GAAP	$ (391,485)	$ (850,806)	$ (1,179,175)

Basic income (loss) per share:
Canadian GAAP	$ (0.02)	$ (0.02)	$ (0.05)

US GAAP	$ (0.02)	$ (0.04)	$ (0.07)

Note 16

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

Had the Company followed US GAAP, the consolidated statement of shareholder’s deficiency under US GAAP would have been reported as follows:

	2007	2006
		(Restated)
Share capital
Common shares	$ 4,785,408	$ 4,588,648
Share subscriptions	271,846	65,300
Contributed surplus	204,837	189,500

	5,262,091	4,843,448

Accumulated deficit
Balance, beginning of year	(6,112,205)	(5,261,399)
Net loss for the year	(391,485)	(850,806)

	(6,503,690)	(6,112,205)

Shareholders’ deficiency for US GAAP	$ (1,241,599)	$ (1,268,757)

The following represents the effect on the Company’s prior balance sheet after giving effect to the restatement adjustments discussed above:

2006

Share capital
As previously reported	$ 4,125,548
Shares for debt to arms-length parties	387,900
Shares for services to non-arm’s-length parties	330,000

As restated	$ 4,843,448

Accumulated deficit
As previously reported	$ (5,400,801)
Shares for services to non-arm’s-length parties	(330,000)
Shares for debt to arm’s-length parties	(387,900)
Correction of accumulated other comprehensive income	6,496

As restated	$ (6,112,205)

Note 16

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

The opening accumulated deficit for the year ended December 31, 2006 of $4,917,328 was restated to $5,261,399 as a result of $22,500 of shares for debt, $330,000 of shares for services, less $8,429 correction of accumulated other comprehensive income.

The following represents the Company’s net loss as previously reported after giving effect to the restatement adjustments for the years ended December 31, 2006 and 2005.

	December 31,
	2006	2005

Net loss for the year
As previously reported	$ (483,473)	$ (828,729)
Correction of accumulated other comprehensive income	(1,933)	2,054
Shares for debt to arms-length parties	(365,400)	(22,500)
Shares for services to non-arm’s-length parties	-	(330,000)

As restated	$ (850,806)	$ (1,179,175)

Basic income (loss) per share
As previously reported	$ (0.02)	$ (0.05)
Effect of change in value of shares for debt to arm’s-length parties	(0.02)	(0.02)

As restated	$ (0.04)	$ (0.07)

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.

Articles of Incorporation and Certificate of Change of Name (incorporated by reference1)

12.1

Certification of President and CFO required by Rule 13a-14(a) or Rule 15d-14(a) (incorporated by reference2)

12.2

Certification of Vice-President of Operations, required by Rule 13a-14(a) or Rule 15d-14(a) (incorporated by reference 2)

12.3

Certification of President and CFO required by Rule 13a-14(a) or Rule 15d-14(a)3

12.4

Certification of Vice-President of Operations, required by Rule 13a-14(a) or Rule 15d-14(a)3

12.5

Certification of President required by Rule 13a-14(a) or Rule 15d-14(a)

12.6

Certification of Vice-President of Operations and Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a)

13.1

Certification of President and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference 2)

13.2

Certification of Vice-President of Operations pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference 2)

13.3

Certification of President and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 20023

13.4

Certification of Vice-President of Operations pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 20023

13.5

Certification of President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002

13.6

Certification of Vice-President of Operations and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002

15.1

Form of Music Partner License Agreement (incorporated by reference 1)

15.2

Code of Business Conduct and Ethics

1.

Incorporated by reference to the Company’s registration statement on Form 20F filed on September 19, 2005

2.

Incorporated by reference to the Company’s annual report on Form 20F filed on July 13, 2006.

3.

Incorporated by reference to the Company’s annual report on Form 20F filed on July 16, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing an Annual Report and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

     DITTYBASE TECHNOLOGIES INC.

Dated:  August 12, 2008

      By:   /s/ "Tim Daniels" /s/

     TIM DANIELS

     President and Chief Financial Officer

EXHIBIT 12.5

CERTIFICATION

I, Tim Daniels, President, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Dittybase Technologies Inc. (the "Registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material  fact  necessary  to make the statements made, in light of the circumstances under which such statements were made, not  misleading  with  respect  to the  period  covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present  in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting  (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures  to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred  during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.   The Registrant's other certifying officer and I have disclosed,  based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:  August 12, 2008

                                            /s/ "Tim Daniels"

                                            ---------------------------------------------

                                            Tim Daniels

                                            President

EXHIBIT 12.6

CERTIFICATION

I, Duane Miller, Vice-President of Operations, acting as Chief Financial Officer, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Dittybase Technologies Inc. (the "Registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material  fact  necessary  to make the statements made, in light of the circumstances under which such statements were made, not  misleading  with  respect  to the  period  covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present  in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting  (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures  to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred  during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.   The Registrant's other certifying officer and I have disclosed,  based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 12, 2008

                                                         /s/ “Duane Miller”

                                                         -----------------------------------

                                                         Duane Miller

                                                         Vice-President of Operations and Chief Financial Officer

EXHIBIT 13.5

CERTIFICATION

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350 of Chapter 63 of Title 18 of the United States Code) I, Tim Daniels, President of Dittybase Technologies Inc. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended December 31, 2007 ("Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/      “Tim Daniels”

------------------------------------------------------

Name: Tim Daniels

Title:    President

Dated: August 12, 2008

The foregoing certification is being furnished solely pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350 of chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 13.6

CERTIFICATION

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350 of Chapter 63 of Title 18 of the United States Code) I, Duane Miller, Vice-President of Operations and Chief Financial Officer of Dittybase Technologies Inc. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended December 31, 2007 ("Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/   “Duane Miller”

---------------------------------------------

Name:  Duane Miller

Title:    Vice-President of Operations and Chief Financial Officer

Dated: August 12, 2008

The foregoing certification is being furnished solely pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350 of chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 15.2

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

This Code of Business Conduct and Ethics (this “Code”) provides a general statement of the Corporation’s expectations regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of the Corporation.  Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards.

Through this Code, we endorse the following principles:

●

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●

full, fair, accurate, timely and understandable disclosure in the Corporation’s shareholder reports and in other public communications and filings of the Corporation;

●

compliance with applicable governmental laws, rules and regulations; and

●

accountability by all of our directors, officers and employees for adherence to this Code.

This Code outlines the broad principles of legal and ethical business conduct embraced by our Corporation.  It is a not a complete list of legal or ethical questions a director, officer or employee might face in the course of business, and therefore this Code must be applied using common sense and good judgment.  Compliance with the spirit as well as the letter of this Code is very important to us.

Administration

The Corporation’s Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices within the Corporation’s industry, the Corporation’s own business practices, and the prevailing ethical standards of the communities in which the Corporation operates.  While the Corporation’s President and Chief Financial Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Corporation to comply with this Code. Those who violate this Code will be subject to disciplinary action.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Corporation’s ethical standards are built.  All directors, officers and employees must respect and obey the laws and governmental rules and regulations of the countries, states, cities and local communities in which we operate.  Although we do not expect that all directors, officers and employees will know and understand the details of all of these applicable laws and regulations, we do expect that everyone will know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Conflicts of Interest; Corporate Opportunities

The Corporation requires that its directors, officers and employees, as well as its other agents and representatives, avoid any activity which creates or gives the appearance of a conflict of interest between their personal interests and the Corporation’s interests.  A conflict of interest generally exists when a person has a direct or indirect personal interest in a transaction or situation that affects or appears to affect his or her judgment and/or divides his or her loyalties between two or more competing interests.  A conflict can arise when someone takes action or has an interest that makes it difficult to perform his or her duties on behalf of the Corporation, objectively and effectively.  In particular, no director, officer or employee shall:

●

be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that markets products or services in competition with the Corporation’s current or potential products and services;

●

have any financial interest, including shares ownership, in any such outside business that might create or give the appearance of a conflict of interest;

●

seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

●

be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities with the Corporation;

●

accept any personal loan or guarantee of obligations from the Corporation, except to the extent such arrangements are legally permissible;

●

conduct business on behalf of the Corporation with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

●

taking for themselves opportunities that are discovered through the use of the Corporation’s property, information or position.

The appearance of a conflict of interest may exist if an immediate family member of a director, officer or employee of the Corporation is a consultant to, or a director, officer or employee of, or has a significant financial interest in, a competitor, supplier or customer of the Corporation, or otherwise does business with the Corporation.

Directors and officers shall notify the Chairman of the Corporation’s Audit Committee and employees who are not directors or officers shall notify the Chief Financial Officer of the existence of any actual or potential conflict of interest.

Insider Trading

Directors, officers and employees are expected to fully comply with Canadian and US securities laws with respect to the disclosure of “material” corporate information and with respect to “insider” trading in the Corporation’s securities.  These laws provide for substantial civil and criminal penalties for individuals who fail to comply.  Information that reasonably can be expected to affect the market value of a company’s shares or to influence an investor’s decisions regarding securities transactions is considered “material.”  Such information may include financial and key business data; merger, acquisition or divestiture discussions; award or cancellation of a major contract; forecasts of future results; significant litigation; and/or gain or loss of a significant customer or supplier.

Insiders are prohibited from transacting in the Corporation’s shares with knowledge of material information that has not been disclosed to the public.  For purposes of these restrictions, an “insider” includes not only directors, officers and employees of the Corporation, but also anyone else with non-public material information about the Corporation.  You may be deemed to have violated these laws even if you innocently pass on non-public information about the Corporation to a friend or family member who then acts on such information and buys or sells the Corporation’s shares.  To avoid inadvertent disclosure of non-public material information, directors, officers and employees should not discuss such information with or in the presence of any unauthorized persons, including family members and friends.

Confidentiality; Protection and Proper Use of the Corporation’s Assets

Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Corporation or its suppliers, customers or other business partners, except when disclosure is authorized by the Corporation or legally required.

Confidential information includes (1) information marked “Confidential,” “Private,” “For Internal Use Only,” or similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that, if disclosed, might be of use to the Corporation’s competitors, or harmful to the Corporation or its suppliers, customers or other business partners.  Confidential information also includes information that our customers and suppliers have entrusted to us.

To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

The obligation to preserve confidential information continues even after your employment or other relationship with the Corporation ends.

This Code is not intended to modify any separate confidentiality agreement to which a director, officer or employee may be subject.

Fair Dealing

The Corporation is committed to promoting the values of honesty, integrity and fairness in the conduct of its business and sustaining a work environment that fosters mutual respect, openness and individual integrity.  Directors, officers and employees are expected to deal honestly and fairly with the Corporation’s customers, suppliers, competitors and other third parties, including governmental agencies.  To this end, directors, officers and employees shall not:

●

make false or misleading statements to customers, suppliers or other third parties;

●

make false or misleading statements about competitors;

●

solicit or accept from any person that does business with the Corporation, or offer to extend to any such person,

-

cash of any amount; or

-

gifts, gratuities, meals or entertainment that could influence or reasonably give the appearance in influencing the Corporation’s business relationship with that person or go beyond common courtesies usually associated with accepted business practice;

●

solicit or accept any fee, commission or other compensation for referring customers to third-party vendors; or

●

otherwise take unfair advantage of the Corporation’s customers or suppliers, or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

Discrimination and Harassment

The Corporation is committed to providing equal employment opportunity in employment and will not tolerate any illegal discrimination or harassment.  Improper conduct, such as derogatory comments based on racial or ethnic characteristics or religious preferences and unwanted sexual advances, will not be tolerated.

Health and Safety

The Corporation strives to provide each of its employees with a safe and healthy workplace.  Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following health and safety rules and practices instituted by the Corporation and by reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted.  Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.  The use of illegal drugs or alcohol in the workplace will not be tolerated.

Record Keeping

The Corporation requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Corporation’s books, records, accounts and financial statements must be maintained in reasonable detail and must conform both to applicable legal requirements and to the Corporation’s system of internal controls.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks and other inappropriate statements about people and other companies.  This applies to e-mail, internal memos and formal reports.  Records should always be retained or destroyed in accordance with the Corporation’s record retention policies.

Accurate and Timely Periodic Reports

The Corporation is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file.  To this end, the Corporation shall:

●

comply with generally accepted accounting principles at all times;

●

maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

●

maintain books and records that accurately and fairly reflect the Corporation’s transactions;

●

prohibit the establishment of any undisclosed or unrecorded funds or assets;

●

maintain a system of internal controls that will provide reasonable assurances to management that material information about the Corporation is made known to management, particularly during the periods in which the Corporation’s shareholder reports are being prepared; and

●

present information in a clear and orderly manner and avoid the use of legal and financial jargon in the Corporation’s periodic reports.

Political Contributions

No assets of the Corporation, including employees’ work time, use of the Corporation’s facilities or equipment or direct monetary payment, may be contributed to any political candidate, party, political action committee or ballot measure without the permission of the Corporation’s Board of Directors.  This does not preclude individuals from participating in any political activities of their choice on an individual basis, with their own money and on their own time.

Reporting and Effect of Violations

Directors, officers and employees are encouraged to report any conduct which they believe in good faith to be violation or apparent violation of this Code.  If you believe a violation has occurred, please contact the Corporation’s Chief Financial Officer.  Your calls and correspondence, to the extent permitted by law, will be kept confidential.

The Corporation will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation.

The Corporation’s Audit Committee will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures.  Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

As part of the Corporation’s procedure for receiving and handling complaints or concerns about the Corporation’s conduct, the Audit Committee of the Corporation’s Board of Directors has established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal auditing controls or auditing matters.

Waivers

The provisions of this Code may be waived for directors or executive officers only by a resolution of the Corporation’s independent directors.  The provisions of this Code may be waived for employees who are not directors or executive officers by the Corporation’s Chief Executive Officer.  Any waiver of this Code granted to a director or executive officer will be publicly disclosed as required by the securities exchange or association on which the Corporation’s securities are listed for trading.