Form 20-F
period 2008-12-31
DITTYBASE TECHNOLOGIES INC.
filed 2009-07-15
CIK 1311170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended December 31, 2008

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from to

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Date of event requiring this shell company report

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

Number of outstanding shares of each of the Company’s classes of capital or common stock as of December 31, 2008: 27,070,865 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

	2008	2007	2006	2005	2004
High	1.2971	1.1852	1.1726	1.2703	1.3970
Low	0.9717	0.9168	1.0989	1.1507	1.1775
Average for Period	1.0660	1.0734	1.1340	1.2115	1.3015
End of Period	1.2240	0.9881	1.1652	1.1656	1.2034

The exchange rate on December 31, 2008 was 1.2240 and on July 10, 2009 was 1.1649.

The high and low exchange rates for the most recent six months are as follows:

	January 2009	February 2009	March 2009	April 2009	May 2009	June 2009
High	1.2749	1.2710	1.2995	1.2640	1.1868	1.1626
Low	1.1822	1.2190	1.2245	1.1939	1.0957	1.0828

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

The year end financial statements of the Company have been audited by Manning Elliott LLP, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

	Years Ended December 31
	(Audited)
	(Cdn$)
	2008	2007	2006	2005	2004
Amounts in Accordance with Canadian
GAAP (presented in Canadian dollars):
Total Assets	85,754	229,151	146,309	232,311	238,565
Net working capital	(1,653,292)	(1,283,197)	(1,316,522)	(1,290,659)	(1,203,056)
Common Shares	4,348,854	4,067,508	3,870,748	3,338,939	2,920,294
Share subscriptions	64,532	271,486	65,300	138,277	-
Contributed surplus	210,337	204,837	189,500	189,500	-
Shareholders’ deficiency	(1,611,528)	(1,241,599)	(1,268,757)	(1,242,183)	(1,161,930)
Loss (from operations)	(449,461)	(391,485)	(492,611)	(826,675)	(287,587)
Loss per share (basic and diluted)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)
Revenues	118,638	106,817	96,974	93,169	22,625

Net Loss	(449,461)	(391,485)	(485,406)	(826,675)	(287,587)

Weighted average number of
common shares (basic and diluted)	26,367,509	24,547,572	23,173,754	17,682,626	15,179,309

Amounts in Accordance with US
GAAP (presented in Canadian dollars):
Total Assets	85,754	229,151	146,309	232,311	238,565
Net working capital	(1,653,292)	(1,283,197)	(1,316,522)	(1,290,659)	(1,203,056)
Common Shares	5,066,754	4,785,408	4,588,648	3,689,385	2,920,294
Share subscriptions	64,532	271,846	65,300	138,277	-
Contributed surplus	210,337	204,837	189,500	189,500	-
Shareholders’ deficiency	(1,611,528)	(1,241,599)	(1,268,757)	(1,242,183)	(1,161,930)
Loss (from operations)	(449,461)	(391,485)	(850,806)	(1,179,175)	(289,748)
Loss per share (basic and diluted)	(0.02)	(0.02)	(0.04)	(0.07)	(0.02)
Revenues	118,638	106,817	96,974	93,169	23,258

Net loss	(449,461)	(391,485)	(850,806)	(1,179,175)	(289,748)
Weighted average number
of common shares (basic and diluted)	26,367,509	24,547,572	23,173,754	17,682,626	15,179,309

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

(b)	The Company is reliant on attracting new content and content partners

In order to continue to provide content that is current and to grow the inventory of music available for license, thus appealing to a broader market, the Company must continue to attract new partners with content which is suitable. The Company is also reliant on existing partners renewing their terms. The Company currently has approximately 65,000 cuts of music from 16 music libraries. There are approximately 600 music libraries worldwide, of which 60 own content which the Company considers to be of the highest quality and which command the majority of the license market. The Company will need to continue to attract this level of partner to build on its 16 existing libraries. Continued growth of its content available for license, and the ability of the Company to encode or prepare the music for hosting on its site and its customer base, are largely reliant on sufficient capital and the willingness of the libraries and the user market to adopt the Company’s technology, website application and business model.

(c)	Doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future. Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy. In its efforts to raise capital the Company has faced generally poor financial market conditions in North America, particularly in the technology sector. From the Company’s inception to December 31, 2008, the Company has generated incidental revenues totaling approximately $500,000. Significant losses have been experienced since the Company’s inception. The Company had a working capital deficiency of Cdn$1,653,292 as at December 31, 2008. An explanatory paragraph has been added to the audit report in accordance with United States reporting standards, as there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements have not been adjusted for this uncertainty. Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2008 contain the following statement: “These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $6,235,251 since its inception and has a working capital deficiency of $1,653,292 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to obtain additional funds by equity financing and/or related party advances. However, there is no assurance that additional funding will be obtained.”

(d)	Doubt about the Company’s ability to meet its debt obligations.

As at December 31, 2008, the Company is indebted by way of loans made to the Company by unrelated parties ($131,460). Of the unrelated party loans $76,474 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable. In the event that the Company is unable to raise substantial capital, maintain adequate financing arrangements and generate profitable operations in the future, it will be unable to meet its debt obligations and its business will fail.

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

Interrupted internet service would affect the Company’s ability to perform on-line sales and downloads. Internet search engines currently provide the Company with approximately 50% of all new sales opportunities and, as a result, sales growth would be severely hampered if the interruption was for an extended period of time. In addition the Company would be unable to offer its client the ability to download the Company’s music and the Company would be forced to have to ship the Company’s music via more traditional methods such as DVDs, and CDs. Virus/hackers are a concern when dealing with the web and in an event of a serious violation the site could be down for several days to repair the damage. However, in the event of any of the foregoing possibilities, the Company’s business could be temporarily interrupted and thereby affected.

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

The Company has incurred net losses since inception. The Company incurred a net loss for the year ended December 31, 2008 of $449,461. This was an increase of 15% from the net loss of $391,485 incurred for the year ended December 31, 2007. There can, however, be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Accordingly, there can be no assurance that the Company will achieve or sustain profitability. If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

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

Management of the Company own collectively, as of December 31, 2008 7,028,188 shares being 26% of the

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

It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

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

Since December 31, 2001 the Company has generated incidental revenues of a total of approximately $500,000 entirely from external customers.

The Company acts as an agent/distributor for 16 music libraries (partners) and distributes this music through its on line hub or portal. The Company expects to continue to derive revenue chiefly from the licensing of music by way of taking a percentage of license fees per production ranging from 20-50%. Payment terms are 60 days after the end of each quarter. The Company has located its library partner base through direct contact and presentation of its application benefits over the partners traditional distribution methods.

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

After completion of its online music licensing application in May 2001 the Company began planning to develop a software product suite, dittyNET, which will be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s future distribution agents. Due to limitations in funding, the Company had to suspend development of the dittyNET suite of products in late 2002. If the Company is able to raise adequate funding to continue its development, the Company expects to release a version of dittyNET by the end of 2010. The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music. The Company’s goal is to automate the process of licensing music for broadcast. The Company’s application streamlines the distribution, licensing and copyright clearance of digitized music by providing a complete line of software products and services that enable creative enterprises to acquire digitized music, as well as manage all processes involving the use of music on-line. The

Company’s products encode, manage, archive, search, retrieve and enable the delivery, licensing, reuse and copyright clearance of digitized music. The traditional process involves phone and fax communication, hard copy materials, couriers, management of CD collections and multiple libraries and time zones. This labour intensive and often inefficient process costs time and money. The Company’s music licensing application allows the user to complete the process of search, audition, download, license and cue sheet reporting for royalty reporting purposes in one sitting, all within its automated application. The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market. Typical clients of the Company would include TV stations and networks, advertising agencies, film producers, corporate videographers, video game developers and web designers.

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

The Company has been financed to date by friends, family and business associates by way of a series of private placements. It is anticipated that the Company’s next phase of funding will be by way of private placements of shares of the Company through its directors and officers and/or through a registered representative authorized by the Company for a maximum of Cdn$500,000.

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

The company issued a total of 836,389 shares for net proceeds of $196,760.

During the Year Ended December 31, 2008

In 2008 Dittybase signed 3 new music partners in CBC Records, Gaptrax and MRG Recordings/WDP Lionsgate. The Decibel Collective signed an additional 7 new artists and signed foreign distribution agreements with Germany, Netherlands and the United Kingdom to begin distribution of Volumes 1-3 in 2009.

The company issued a total of 2,037,500 shares for net proceeds of $281,346

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

Operating Results of the Company

Fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007

The Company incurred an overall loss of $449,461 for the year ended December 31, 2008 as compared to a loss of $391,485 for the year ended December 31, 2007 (an increase loss of $57,976 or 15%). Revenues for Fiscal 2008 increased to $118,638 from $106,817 during Fiscal 2007 but also generated $20,930 in deferred revenue from annual subscription agreements entered into in 2008. Advertising expense increased to $11,711 for Fiscal 2008 from $3,751 for Fiscal 2007 as a result of marketing campaigns. Foreign exchange loss increased to $61,101 in Fiscal 2008 from $2,357 during Fiscal 2007. This increase in foreign exchange loss expense is primarily due to the weakening Canadian dollar during 2008. License fees in Fiscal 2008 increased to $76,518 from $66,286 in Fiscal 2007. These license fees represent the Company’s partner’s share of revenue generated.

Consulting fees increased in Fiscal 2008 to $7,861 from $1,665 during Fiscal 2007. This increase represents fees paid to improve products and services offered.. Stock based compensation during Fiscal 2008 was $Nil as compared to $15,337 for Fiscal 2007, as no stock options were granted to management during the year. Wages and benefits for Fiscal 2008 decreased to $191,210 from $193,314 for Fiscal 2007.

Accounting and legal fees decreased to $22,995 in Fiscal 2008 from $35,301 in Fiscal 2007. This decrease of $12,306 was primarily due to the fact that the Company’s accrued fees for services not yet performed in the fiscal year..

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 20 to the audited financial statements for the year ended December 31, 2008 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 3 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006

The Company incurred an overall loss of $391,485 for the year ended December 31, 2007as compared to a loss of $492,611 for the year ended December 31, 2006 (a decreased loss of $101,126 or 21%). Revenues for Fiscal 2007 increased to $106,817 from $96,974 during Fiscal 2006 but also generated $12,350 in deferred revenue from annual subscription agreements entered into in 2007. Advertising expense decreased to $3,751 for Fiscal 2007 from $16,489 for Fiscal 2006 as a result of budget limitations. Website design expenses increased to $36,291 in Fiscal 2007 from 17,861 in Fiscal 2006. This increase of $18,430 or 103% reflects enhancements to the design and implementation of content to the Company’s website. License fees in Fiscal 2007 decreased to $66,286 from $70,137 in Fiscal 2006. These license fees represent the Company’s partner’s share of revenue generated.

Consulting fees decreased in Fiscal 2007 to $1,665 from $33,117 during Fiscal 2006. This decrease is a result of budget limitations. Stock based compensation during Fiscal 2007 was $15,337 as compared to $Nil for Fiscal 2006, as stock options were granted to management in 2005 were extended during the year. Wages and benefits for Fiscal 2007 increased to $193,314 from $182,547 for Fiscal 2006.

Accounting and legal fees decreased to $35,301 in Fiscal 2007 from $94,862 in Fiscal 2006. This decrease of $59,561 was primarily due to the fact that the Company’s initial obligations relating to being a public company were realized in 2006.

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

Liquidity and Capital Resources

Fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007

Since inception, the Company has financed operations primarily through the sale of our securities, and, to a lesser extent, issuance of debt and a small amount of sales revenue. As of December 31, 2008, the Company had current assets of $43,990 as compared to $187,553 for the year ended December 31, 2007. The represents a decrease of $143,563, but operationally is insignificant.

The Company had a capital deficit of $1,653,292 at December 31, 2008 compared to $1,283,197 at December 31, 2007, representing a increased deficit of $370,095. This substantial deficit reflects the early stage of development of the Company at this point in time, with substantial capital costs and modest revenues.

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

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. Cash on hand and expected cash from operations is insufficient to fund the next 12 months’ business operations. As an immediate strategy, the Company intends to raise funds through private placements of stock to maintain and expand its business operations. The intended use of these proceeds would break down as follows:

10% for debt reduction
10% for capital assets (computer hardware and software)
30% for operations
20% for further development of the on-line application
10% for capital lease obligations
20% for marketing and collaterals.

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

As at December 31, 2008, the Company is indebted by way of loans made to the Company by unrelated parties ($131,460). Of these loans $76,474 bears interest at the rate of 20%. The loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable.

At this time the Company has been unable to obtain bank financing. Accordingly, the Company intends to raise the capital it requires by way of private placements.

As at December 31, 2008 the Company has a lease commitment for its premises which requires minimum payments of $1,507 per month over a five year period, expiring on August 31, 2009.

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

As of December 31, 2008, the Company had 27,070,865 issued and outstanding common shares, 2,037,500 outstanding share purchase warrants, and 1,645,000 stock options outstanding.

C.	Research and Development, Patents and Licenses, etc.

The Company does not have a set research and development (“R&D”) policy, and its R&D expenditures in the past three years have not been significant. Minimal R&D was carried out between October 2001 and October 2002 and none was done from November 2002 to December 2003 due to lack of funding. From January 2004 to the present time, R&D has included development of the dBc website and audio content, and research on web search strategy and content creation, potential partners and competitors, tools and technology and marketing.

Mike Knutsen is the Company’s Vice-President of Product Management, which encompasses R&D.

D.	Trend of Information

Production:

Dittybase

The Company currently has just over 23,000 tracks on-line and an additional 41,000 tracks available. This is an increase of approximately 4% in production during 2008. We anticipate an increase of approx 8% for 2009.

dBc

In 2008 200 MP3 DVD catalogs representing Volume 1-3 and Hi-Fi Series were distributed as follows: 100 each to Germany & Netherlands and United Kingdom. Also, 8 CD sets (each set consisting of 47 CD’s) were sent to Australia. We anticipate 1,000 DVD sets to be created for Volume 4 by August 2009 and Volume 5 by December 2009 and distributed between 7 the distributers.

Sales

The Company’s Dittybase client application came online in late 2004 and, combined with marketing efforts, the Company has seen a significant and continuing increase in leads which has resulted in a steady increase in sales per quarter.

In the year ended December 31, 2008 the Company’s sales of $139,568 ($20,930 deferred revenue) surpassed the Company’s annual 2007 sales of $119,167 ($12,350 deferred revenue) by 17%. The Company anticipates a 100% increase in sales for the next 12 months, based on a calculation of recent sales numbers and revenue generated from our foreign distributors.

Inventory

Dittybase

Currently Dittybase has over 23,000 titles on-line and an additional 41,000 titles available for on-line promotion. The Company anticipates to promote up to 2,000 new track titles to get its on-line inventory to 25,000 titles by the end of 2009.

dBc

As of July 15, 2009 there are 10 MP3 DVD catalogs and 1 CD set (each set is 47 CD’s) in inventory that represent Volumes 1-3 and the Hi-Fi series. The Company anticipates Volume 4 (12 CD’s) to be completed by the summer of 2009 and Volume 5 by late fall 2009 with both available for distribution shortly thereafter.

The Company’s average margin is 30% and average cost of goods sold is 70%. The Company does not anticipate any significant change.

Over the last year there has not been any significant change in the Company’s selling price, nor does the Company anticipate any significant change.

Uncertainties

There is an uncertainty with the Canadian Copyright Board on Tariff 22. The government of Canada may supersede contracts with online aggregators and their publishers to pay out up to 10%+ of gross sales on-line transactions/public performance of copyrighted music to SOCAN. Dittybase has taken precautions by holding 10% of gross sales transactions in Canada. The Company is not sure of when or how much this tariff could be on its gross revenues.

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

Digital Asset Management

It is the belief of management that there has been a substantial increase in the use of digitized media and the costs associated with managing the affiliated rights within the media, and the Company anticipates an increase in revenues from its digital asset management application, dittyNET. Provided the Company can raise adequate financing it expects to release a version of dittyNET by the end of 2010.

E.	Off-balance sheet arrangements

Not applicable

F.	Tabular Disclosure of Contractual Obligations

As at December 31, 2008, the Company had the following contractual obligations:

Contractual obligations	Payments due by period
	Total (Cdn$)	Less than 1 year (Cdn$)	1 – 3 years (Cdn$)	3 – 5 years (Cdn$)
Operating lease obligations	12,055	12,055	N/A	N/A
Demand note obligation - interest bearing(1)(2)	76,474	76,474	N/A	N/A
Demand note obligations - non-interest bearing(2)	54,986	54,986	N/A	N/A
Litigation Payable(3)	428,285	428,285	N/A	N/A

(1)	This loan bears interest at the rate of 20% per annum.
(2)	These loans are unsecured and have no specific terms for repayment.
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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

			Other Reporting Companies in Canada or the United States
Name	Age	Position	Company	Position
Tim Daniels	48	President and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	73	Director	N/A	Nil
Lance Landiak	39	Vice-President of Business Development and Director	Nil	Nil
Blake Fallis	49	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	40	Vice-President of Product Management	Nil	Nil
Duane Miller	49	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS – Director and President

Mr. Daniels (48) has been a Director and President of the Company since July 1999. Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies. Mr. Daniels has served as a board member for several Canadian publicly traded companies. Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (73) has been a Director of the Company since March 2000. Prior thereto he was the owner of Intellicard Systems Ltd. Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (39) has been a Director and Vice-President of Business Development of the Company since July 1999. Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (49) has been the Vice-President of Corporate Development of the Company since July 1999. Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co. Ltd. from 1990 to 1995. Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering. Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario.

MIKE KNUTSEN - Vice President of Product Management

Mr. Knutsen (40) is Vice-President of Product Management of the Company. Prior thereto he had been the Vice-President of Research and Development of the Company since July 1999. This designation is now included in his duties as Vice-President of Product Management. Prior to 1999, he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998. Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (49) has been the Vice-President of Operations of the Company since July 2002, and is the de facto Chief Financial Officer. Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996. He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

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

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2008 2007 2006	63,960(2) 41,928(2) 68,046(8)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2008 2007 2006	45,217(4) 34,305(3) 33,750(3)	Nil Nil Nil	2,783(1) 2,695(1) 1,463(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Product Management	2008 2007 2006	34,927(4) 23,211(3) 14,925(3)	Nil Nil Nil	13,073(1) 13,789(1) 16,025(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President of Operations	2008 2007 2006	40,691(7) 76,175(6) 74,000 (5)	Nil Nil Nil	2,642(1) 3,825(1) 6,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blake Fallis Vice-President of Corporate Development	2008 2007 2006	60,000(9) 60,000(11) 60,000(10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Urquhart Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Payment for website design and development charges.
(2)	Accrued but unpaid management fees
(3)	Payment of salary.
(4)	$7,350 of this amount represents accrued but unpaid salary
(5)	$8,000 of this amount represents accrued but unpaid salary
(6)	$10,000 of this amount represents accrued but unpaid salary
(7)	$5,333 of this amount represents accrued but unpaid salary
(8)	$60,070.50 of this amount represents accrued but unpaid management fees
(9)	$25,000 of this amount represents accrued but unpaid salary
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

Options and Stock Appreciation Rights (SARs)

The Company has granted a total of 1,600,000 stock options to its directors and officers outstanding at December 31, 2008 and July 15, 2009, all exercisable at $0.25 per share until October 19, 2009, as follows:

Name of Optionee	Number of Options
Tim Daniels	400,000
Lance Landiak	400,000
Mike Knutsen	200,000
Duane Miller	200,000
Blake Fallis	200,000
Bruce Urquhart	200,000

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

As of December 31, 2008 the Company has 5 full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in management and an administrative assistant.

E.	Share Ownership

The following table lists as of December 31, 2008, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights. None of the persons named in the following table hold any warrants to purchase shares of the Company. See “Executive Compensation” above for details of stock options held by the Company’s Directors and members of its administrative, supervisory and management bodies.

Name and Position	Number of Shares Held	Percentage of Shares Held (%)(1)
Tim Daniels President, Director and Chief Financial Officer	990,000(2)(6)	3.7
Lance Landiak Director and Vice-President of Business Development	1,600,000(3)(7)	5.9
Mike Knutsen Vice-President of Product Management	1,600,000(3)(7)	5.9
Bruce Urquhart Director	200,000(2)	<1.0
Blake Fallis Vice-President of Corporate Development	1,962,000(2)(5)(8)	7.2
Duane Miller Vice-President of Operations	676,188(4)(7)	2.5

(1)	The percentage ownership is based on 27,070,865 shares outstanding as of July15, 2009.
(2)	These shares were acquired at $0.10 per share.
(3)	1,100,000 of these shares were acquired at $0.0001 per share.
(4)	100,000 of these shares were acquired at $0.0001 per share and 76,188 were acquired at $0.25 per share.
(5)	1,462,000 of these shares are held in the name of Hopedale Management Inc., a private Canadian company owned by Mr. Fallis.
(6)	These shares are held in the name of Sausalito Enterprises Ltd., a private company registered in Turks and Caicos, BWI, owned by Mr. Daniels (as to 500,000 shares) and his wife (as to 490,000 shares).
(7)	500,000 of these shares were acquired at $0.10 per share.
(8)	290,000 of these shares were acquired at $0.10 per share and are held in the name of Blake Fallis.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries. As of July 15, 2009, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,600,000	5.9%
Mike Knutsen	1,600,000	5.9%
Blake Fallis	1,962,000(1)	7.2%
TEP Consultants	2,100,000	7.8%

(1)	1,462,000 of these shares are held by Hopedale Management Inc., a private Canadian company owned by Blake Fallis, Vice-President of Corporate Development of the Company.

As of December 31, 2008 the Company had 192 shareholders of record of which 5,046,652 shares were held by non residents of Canada. A total of 4,323,319 shares of the Company are held by 17 U.S. residents.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.	Related Party Transactions

The Company has accrued payables to current officers for unpaid salaries/management fees, as follows:

For the year 2008	- $63,960 to Tim Daniels, President
- $25,000 to Blake Fallis, Vice-President of Corporate Development
- $5,333 to Duane Miller, Vice-President of Operations
- $7,350 to Lance Landiak, Vice President of Business Development
- $7,350 to Mike Knutsen, Vice President of Product Management

For the year 2007	- $64,488 to Tim Daniels, President
- $8,750 to Blake Fallis, Vice-President of Corporate Development
- $10,000 to Duane Miller, Vice-President of Operations

For the year 2006	- $60,670 to Tim Daniels, President
- $17,500 to Blake Fallis, Vice-President of Corporate Development
- $8,000 to Duane Miller, Vice-President of Operations

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2008, 2007 and 2006.

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

Since the date of the audited financial statements for the period ending December 31, 2008 there have been no significant changes except for the following:

  The Company received $11,100 in respect to 370,000 units at $0.03 per unit less issue costs of $777. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable into one common share of the Issuer for a period of 24 months from the Closing Date at an exercise price of $0.10 per share in the first year and $0.15 in the second year.
Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The common shares of the Company commenced trading on the NASD’s Over the Counter Bulletin Board at the end of October 2007 under the trading symbol DTTY.

Information regarding the price history of the Company’s stock is as follows:

Period	High US$	Low US$
2007
4th Quarter	0.55	0.11
2008
1st Quarter	0.17	0.08
2nd Quarter	0.17	0.08
3rd Quarter	0.12	0.01
4th Quarter	0.04	0.02
Most Recent Six Months
June	NT	NT
May	NT	NT
April	0.03	0.001
March	0.03	0.01
February	NT	NT
January	NT	NT

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

Computershare, located in Vancouver, BC, Canada, is the registrar and transfer agent for the Company’s common shares.

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

     Based on the evaluation, our Chief Executive Officer after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that, at the reasonable assurance level, as of December 31, 2008 our disclosure controls and procedures were not effective due to the existence of several material weaknesses in our internal control over financial reporting, as discussed below.

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

As at December 31, 2008, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were several material weaknesses in our internal controls over financial reporting.

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

Material Weaknesses Identified

In connection with the preparation of our financial statements for the year ended December 31, 2008, certain significant deficiencies in internal control became evident to management that represent material weaknesses, including:

(i) Insufficient segregation of duties in our finance and accounting functions due to limited personnel. During the year ended December 31, 2008, we had limited staff that performed nearly all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected;

(ii) There is a lack of sufficient supervision and review by our corporate management;

(iii) Insufficient corporate governance policies. Our corporate governance activities and processes are not always formally documented. Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management; and

(iv) Our company's accounting personnel does not have sufficient technical accounting knowledge relating to accounting for income taxes and complex US GAAP matters. Management corrected any errors prior to the release of our company's December 31, 2008 financial statements.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2009 assessment of the effectiveness of our internal control over financial reporting.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting, other than the code of ethics adopted as outlined below.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has one member on its Audit Committee who is financially literate, and the Board has determined that Tim Daniels of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of the Form 20F.

Item 16B.	CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics in November 2007 upon acceptance of its application to list its common shares on the OTCBB. See Exhibit 15.2 to this Form 20F.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amisano Hanson, Chartered Accountants, had served as the Company’s principal accountant since March 6, 2001. In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which the Company dismissed on June 24, 2009 and appointed Manning Elliott LLP as the Company’s new independent registered public accounting firm. The chart below sets forth the total amount billed the Company by BDO Dunwoody LLP for services performed in the years 2008 and 2007 and breaks down these amounts by category of service in Canadian Dollars:

	Year 2008 ($)	Year 2007 ($)
Audit	35,400	34,500
Audit Related	N/A	N/A
Tax	N/A	N/A
All Other Fees	N/A	N/A

“Audit Fees” are the aggregate fees billed by BDO Dunwoody LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by BDO Dunwoody LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by BDO Dunwoody LLP for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Manning Elliott LLP. Any services provided by Manning Elliott LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion.

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
Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007
Consolidated Statements of Operations for the years ended
   December 31, 2008, December 31, 2007 and December 31, 2006
Consolidated Statements of Cash Flows for the years ended
   December 31, 2008, December 31, 2007 and December 31, 2006\
Consolidated Statement of Shareholders’ Deficiency for the years ended December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

DITTYBASE TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
of Dittybase Technologies Inc.

We have audited the consolidated balance sheet of Dittybase Technologies Inc. as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ deficiency for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dittybase Technologies Inc. as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007, were audited by other auditors who expressed an opinion without reservation on those financial statements in their reports dated August 12, 2008 and June 20, 2007.

Chartered Accountants

Vancouver, British Columbia, Canada

July 14, 2009

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders and directors dated July 14, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia, Canada

July 14, 2009

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

(Expressed in Canadian Dollars)

ASSETS	2008	2007
Current Assets
Cash	$11,885	$136,655
Accounts receivable	28,021	30,993
GST receivable – Note 4	4,009	19,201
Prepaid expenses and other	75	704
Total Current Assets	43,990	187,553

Security deposits	2,700	2,700
Equipment – Note 5	29,194	19,681
Website costs – Notes 6 and 10	9,870	19,217

Total Assets	$85,754	$229,151

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities – Notes 8 and 10	$851,024	$786,348
Due to related parties – Note 10	693,868	553,337
Loans payable – Note 7	131,460	118,715
Deferred revenue	20,930	12,350

Total Liabilities	1,697,282	1,470,750

SHAREHOLDERS’ DEFICIENCY
Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value – Notes 9
Unlimited shares authorized
27,070,865 shares issued (2007: 25,033,365)	4,348,854	4,067,508
Share subscriptions – Note 9	64,532	271,846
Contributed surplus – Note 9 and 11	210,337	204,837
Deficit	(6,235,251)	(5,785,790)

Total Shareholders’ Deficiency	(1,611,528)	(1,241,599)

Total Liabilities and Shareholders’ Deficiency	$85,754	$229,151

Nature of Operations and Going Concern – Note 1
Commitments – Notes 8, 9 and 14
Subsequent Event – Note 15

Approved on behalf of the Board of Directors:

“Tim Daniels”	“Lance Landiak”
Director	Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008	2007	2006
Revenue
Music license sales	$118,638	$106,817	$96,974
Cost of sales
Licence fees	76,518	66,286	70,137
	42,120	40,531	26,837
Expenses
Accounting and legal fees	22,995	35,301	94,862
Advertising and promotion	11,711	3,751	16,489
Amortization – equipment	9,945	6,871	15,810
– website	29,088	36,291	17,861
Bad debts	405	5,895	-
Credit card charges and fees	1,725	1,391	979
Filing fees	3,940	1,996	4,143
Financing fees	4,264	-	-
Foreign currency translation exchange loss	61,101	2,357	1,933
Interest and bank charges	18,422	13,364	13,165
Management fees – Note 10	63,960	41,928	68,046
Consulting and services	7,861	1,665	33,117
Office and miscellaneous	7,669	4,914	7,294
Rent – Note 10	23,990	25,620	25,847
Stock-based compensation – Note 9	-	15,337	-
Telephone and internet	20,896	16,032	13,431
Transfer agent fees	2,415	2,251	4,040
Travel	-	-	-
Wages and benefits	9,984	23,738	19,884
Wages and benefits to related parties – Note 10	191,210	193,314	182,547
Total expenses	(491,581)	(432,016)	(519,448)

Loss for the year before other items	(449,461)	(391,485)	(492,611)
Other item:
Gain on settlement of accounts payable	-	-	7,205
Net loss and comprehensive loss for the year	$(449,461)	$(391,485)	$(485,406)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)

Weighted average number of shares outstanding	26,367,509	24,547,572	23,173,754

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008	2007	2006

Operating Activities
Net loss for the year	$(449,461)	$(391,485)	$(485,406)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	9,945	6,871	15,810
– website	29,088	36,291	17,861
Bad debts	-	5,895	-
Foreign exchange loss	61,101	2,357	1,933
Gain on settlement on accounts payable	-	-	(7,205)
Shares issued for salaries and management fees	-	-	-
Stock-based compensation	-	15,337	-
Donated services	5,500	-	-
Changes in non- cash working capital balances related to
operations:
Accounts receivable	2,972	4,492	75
GST receivable	15,192	(4,532)	(6,432)
Prepaid expenses and security deposit	629	3,561	25,000
Accounts payables and accrued liabilities	77,648	(12,320)	3,438
Deferred revenue	8,580	(10,055)	22,405
Increase in due to related parties	100,487	71,080	79,108

Cash used in operating activities	(138,319)	(272,508)	(333,413)

Investing Activities
Acquisition of equipment	(19,456)	(7,895)	(336)
Increase in website costs	(19,741)	(29,100)	(32,624)

	(39,197)	(36,995)	(32,960)

Financing Activities
Increase in loans payable	-	10,622	6,851
Decrease in due to related parties	(6,000)	(6,000)	(6,000)
Proceeds from issuance of common shares	-	138,960	233,574
Increase in share subscriptions	76,325	264,346	65,300
Share subscription cost	(17,579)	-	-

	52,746	407,928	299,725

Increase (decrease) in cash during the period	(124,770)	98,425	(66,648)

Cash, beginning of the period	136,655	38,230	104,878

Cash, end of the period	$11,885	$136,655	$38,230

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

		Common Shares Issued		Share	Contributed
		Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2005		20,455,582	3,338,939	138,277	189,500	(4,908,899)	(1,242,183)

Issue of shares for cash:
- pursuant to private placements	- at $0.25	24,000	6,000	(6,000)	-	-	-
	- at $0.25	595,058	148,765	(113,764)	-	-	35,001
	- at $0.25	346,478	86,619	-	-	-	86,619
	- at $0.25	491,787	122,947	-	-	-	122,947
Issue costs		-	(25,480)	10,987	-	-	(14,493)
-pursuant to exercise of warrants	- at $0.20	165,000	33,000	(29,500)	-	-	3,500
Issue of shares for services rendered	- at $0.35	19,071	6,676	-	-	-	6,676
Issue of shares for debt settlement	- at $0.076	2,100,000	159,958	-	-	-	159,958
Issue costs – finders fee		-	(6,676)	-	-	-	(6,676)
Share subscriptions
- pursuant to private placement		-	-	35,000	-	-	35,000
- pursuant to exercise of share purchase warrants		-	-	32,750	-	-	32,750
- less: issue costs		-	-	(2,450)	-	-	(2,450)
Net loss for the year ended December 31, 2006		-	-	-	-	(485,406)	(485,406)

Balance December 31, 2006		24,196,976	3,870,748	65,300	189,500	(5,934,305)	(1,268,757)

…/cont’d

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Continued

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

		Common Shares Issued		Share	Contributed
		Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2006		24,196,976	$3,870,748	$65,300	$189,500	$(5,394,305)	$(1,268,757)

Issue of shares for cash:
- pursuant to private placements	- at $0.25	735,389	183,847	(35,000)	-	-	148,847
Issue costs		-	(12,337)	2,450	-	-	(9,887)
-pursuant to exercise of warrants	- at $0.25	101,000	25,250	(25,250)	-	-	-
Share subscriptions		-	-	290,625	-	-	290,625
Issue costs		-	-	(26,279)	-	-	(26,279)
Contributed surplus		-	-	-	15,337	-	15,337
Net loss for year ended December 31, 2007		-	-	-	-	(391,485)	(391,485)

Balance December 31, 2007		25,033,365	$4,067,508	$271,846	$204,837	$(5,785,790)	$(1,241,599)

…/cont’d

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Continued

DITTYBASE TECHNOLOGIES INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

		Common Shares Issued		Share	Contributed
		Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, December 31, 2007		25,033,365	$4,067,508	$271,846	$204,837	$(5,785,790)	$(1,241,599)

Issue of shares for cash:
- pursuant to private placements	- at $0.15	2,037,500	305,625	(305,625)	-	-	-
Issue costs		-	(24,279)	27,779	-	-	3,500
Share subscriptions		-	-	76,325	-	-	76,325
Issue costs		-	-	(5,793)		-	(5,793)
Donated Services		-	-	-	5,500	-	5,500
Net loss for year ended December 31, 2008		-	-	-	-	(449,461)	(449,461)

Balance December 31, 2008		27,070,865	$4,348,854	$64,532	$210,337	$(6,235,251)	$(1,611,528)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DITTYBASE TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

Note 1	Nature of Operations and Going Concern

Dittybase Technologies Inc. (the “Company”) was incorporated under the laws of the Province of Alberta, Canada and is registered as an extra-provincial company under the laws of the Province of British Columbia, Canada. The Company has developed an internet website to license music online and multimedia management systems for multimedia and broadcast corporations.

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

At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $6,235,251 since its inception and has a working capital deficiency of $1,653,292 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to obtain additional funds by equity financing and/or related party advances. However, there is no assurance that additional funding will be obtained.

Note 2	Significant Accounting Policies

a)	Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars . These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 20 to the financial statements.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

b)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly-owned subsidiaries including Dittybase Inc. and The Decibel Collective Inc., companies incorporated in the Province of Alberta, Canada, and Dittybase America Inc., a company incorporated in the State of Delaware, United States. All significant inter- company transactions and balances have been eliminated upon consolidation.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of estimates relate to the recoverability or valuation of accounts receivable, the useful lives of equipment and website costs, the utilization of future income tax assets, tax rates and the measurement of stock-based compensation. Actual results may ultimately differ from those estimates.

d)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

e)	Trade Receivables and Payables

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

f)	Marketable Securities

Marketable securities are classified as available-for-sale and are recorded at fair market value with the corresponding unrealized gain or loss recorded in other comprehensive income until sold or considered impaired at which time it is recorded in net income.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

g)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Computer equipment	30% declining balance
Computer software	100% straight -line
Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line

Additions during the year are amortized at one-half the annual rate.

h)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line. Additions during the year are amortized at one-half the annual rate.

i)	Foreign Currency Transaction

The Company’s reporting currency is Canadian dollars. Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates . Translation gains and losses relating to monetary items are included in operations .

The Company’s integrated foreign subsidiary is financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates . Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

j)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes . Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it’s more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

k)	Revenue Recognition

Revenue from music licence sales to external customers is recognized when the customers have been issued a license and receive commercial quality digital copies of selected music tracks, and collectability is reasonably assured. Amounts billed under annual license arrangements are recognized as revenues rateably over the license period.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectability is reasonably assured. Since inception no revenue from royalties has been earned.

l)	Basic and Diluted Loss Per Common Share

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

For the years ended December 31, 2008, 2007 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 3,682,500 (2007 - 2,630,389; 2006 - 2,834,265) were not included in the computation of loss per share because their effect was anti-dilutive.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 5

Note 2	Significant Accounting Policies – (cont’d)

m)	Stock-based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants as described in Note 9. The Company recognizes compensation expense under this plan using the fair value method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of stock options granted to employees is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus . Stock options granted to non-employees are measured at their fair value on the vesting date. Prior to the vesting date, the then-current fair value of stock options granted to non-employees is recognized as stock-based compensation expense from the date of grant to the reporting date and credited to contributed surplus. Upon the exercise of stock options, consideration paid and the fair value amounts previously credited to contributed surplus are recorded as share capital. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted.

n)	Impairment of Long-lived Assets

Long-lived assets, including equipment and website costs, are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the discounted value of future cash flows. Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2008.

o)	Recently Issued Accounting Pronouncements

Recent accounting pronouncements that have been announced but are not yet effective are as follows:

	i)	CICA 1582, “Business Combinations”, CICA 1601, “Consolidated Financial Statements” and CICA 1602, “Non-Controlling Interests”

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.”

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 6

Note 2	Significant Accounting Policies – (cont’d)

o)	Recently issued Accounting Pronouncements – (cont’d)

	i)	CICA 1582, “Business Combinations”, CICA 1601, “Consolidated Financial Statements” and CICA 1602, “Non-Controlling Interests” – (cont’d)

Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company is currently assessing the impact of adopting these standards and has not yet determined its effect on its financial statements.

	ii)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Company beginning January 1, 2009. Concurrent with the adoption of this standard, EIC -27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

	iii)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of adopting IFRS and has not yet determined its effect on its financial statements.

Note 3	Adoption of New Accounting Pronouncements

a)	CICA 3862, “Financial Instruments – Disclosures” and CICA 3863, “Financial Instruments Presentation”

These standards relate to the disclosures and presentation of financial instruments. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2007, and must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted these standards for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The adoption of these standards did not have a material effect on the Company’s financial statements. The disclosures required by these standards are made in Note 18.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 7

Note 3	Adoption of New Accounting Pronouncements – (cont’d)

b)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies . It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted this standard for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The disclosures required by this standard are made in Note 17.

c)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company adopted this standard for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The adoption of this standard did not have a material effect on the Company’s financial statements.

Note 4	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 5	Equipment

		2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$93,650	$69,636	$24,014
Computer software	16,224	14,319	1,905
Furniture and equipment	18,339	15,828	2,511
Leasehold improvements	2,767	2,003	764

	$130,980	$101,786	$29,194

		2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$78,001	$62,699	$15,302
Computer software	12,416	12,132	284
Furniture and equipment	18,339	15,201	3,138
Leasehold improvements	2,767	1,810	957

	$111,523	$91,842	$19,681

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 8

Note 6	Website Costs

		Accumulated
	Cost	Amortization	Net
December 31, 2008	$1,406,888	$1,397,018	$9,870
December 31, 2007	$1,387,147	$1,367,930	$19,217

Note 7	Loans Payable

	2008	2007

Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	$54,986	$54,986

Unsecured loan from unrelated party, bearing interest at 20% per annum, with no specific terms for repayment	76,474	63,729

	$131,460	$118,715

Loans payable are classified as other financial liabilities and are recorded at amortized cost.

Note 8	Accounts Payable

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

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 9

Note 9	Share Capital

Common Shares Issued

During the year ended December 31, 2008, the Company issued 2,037,500 units at $0.15 per unit and paid out $17,579 in issue costs. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holders thereof to purchase one common share of the Company at $0.25 until March 19, 2009 or $0.40 until March 19, 2010.

During the year ended December 31, 2007, the Company issued 735,389 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitled the holders thereof to purchase one common share of the Company at $0.35 until November 27, 2008. These warrants expired unexercised during the year.

During the year ended December 31, 2006, the Company issued 1,457,323 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitled the holders thereof to purchase one common share of the Company at $0.25 - $0.50 until May 1, 2007.

Share Subscriptions

During the year ended December 31, 2008:

  the Company received $15,000 in respect to 100,000 units at $0.15 per unit and accrued $1,500 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof to purchase one common share of the Company at a price of $0.25 if exercised in the first year and $0.40 if exercised in the second year from the closing date.
  the Company received $61,325 in respect to 2,044,167 units at $0.03 per unit and accrued $4,293 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof to purchase one common share of the Company at a price of $0.05 if exercised in the first year and $0.15 if exercised in the second year from the closing date.

During the year ended December 31, 2007:

  the Company received $290,625 in respect to 1,937,500 units at $0.15 per unit and accrued $26,279 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof to purchase one common share of the Company at a price of $0.25 if exercised in the first year and $0.40 if exercised in the second year from the closing date. Share subscriptions include $7,500 received during the year ended December 31, 2006.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 10

Note 9	Share Capital – (cont’d)

Share Subscriptions – (cont’d)

During the year ended December 31, 2006:

  the Company received $35,000 in respect to 140,000 units at $0.25 per unit and paid out $2,450 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until November 27, 2008.
  the Company received $25,250 pursuant to 101,000 share purchase warrants exercisable at $0.25 per share, exercised during the year ended December 31, 2007.
  the Company also received $7,500 pursuant to 30,000 share purchase warrants exercisable at $0.25 per share.

Share Purchase Warrants

A summary of warrants is presented below:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding and exercisable,
beginning of the year	735,389	$0.35	939,265	$0.22
Issued	2,037,500	$0.25/0.40	735,389	$0.35
Exercised	-	-	(101,000)	$0.25
Expired	(735,389)	$0.35	(838,265)	$0.22

Outstanding and exercisable,
end of the year	2,037,500	$0.25/$.40	735,389	$0.35

At December 31, 2008, the Company had 2,037,500 share purchase warrants outstanding entitling the holders to purchase one common share for each warrant held for $0.25 per share until March 19, 2009 or $0.40 per share until March 19, 2010.

At December 31, 2008, the Company had 2,144,167 share purchase warrants issuable pursuant to unit subscription agreements received during the year ended December 31, 2008.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 11

Note 9	Share Capital – (cont’d)

Stock-based Compensation Plan

The Company has granted directors and employees common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, options vest at the discretion of directors.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of
the year	1,645,000	$0.25	1,895,000	$0.25
Stock options forfeited	-	-	(250,000)	0.25

Exercisable, end of the year	1,645,000	$0.25	1,645,000	$0.25

During the year ended December 31, 2007, the Company modified 1,645,000 stock options extending the expiry date from November 1, 2007 to October 19, 2009 entitling the holders to purchase one common share for each option held at $0.25 per share.

The following table summarizes stock options outstanding and exercisable at December 31, 2008:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

0.25	1,645,000	0.8	0.25	1,645,000	0.25

Stock options outstanding at December 31, 2008 will expire on October 19, 2009.

During the year ended December 31, 2007, incremental stock-based compensation expense of $15,337 was recorded as a result of extending the term of stock options granted in 2005. Stock-based compensation expense of $Nil was recorded in 2008 and 2006.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 12

Note 9	Share Capital – (cont’d)

The weighted average fair value of $0.01 per option has been determined for the stock options modified in 2007 using the Black-Scholes option valuation model with the following assumptions:

2007

Expected dividend yield	0.0%
Expected volatility	68%
Risk-free interest rate	3.28%
Expected term in years	2 years

Note 10	Related Party Transactions and Balances

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	2008	2007	2006

Management fees	$101,176	$41,928	$68,046
Website costs – salaries	19,741	22,056	31,422
Wages and benefits to related parties	191,210	193,314	182,547
Recovery of rent	(6,000)	(6,000)	(6,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment. These amounts consist of $75,583 (2007: $81,583) of loans and $251,043 (2007: $143,260) of unpaid management fees due to a director and a company with a common director, $4,293 (2007: $10,579) of unpaid share issue costs and $362,949 (2007: $317,915) of unpaid wages due to officers of the Company.

Note 11	Contributed Surplus

	2008	2007
Balance, beginning of year	$204,837	$189,500
Stock-based compensation (Note 9)	-	15,337
Donated services	5,500	-
Balance, end of year	$210,337	$204,837

Note 12	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 13

Note 12	Non-cash Transactions – (cont’d)

During the year ended December 31, 2008, the Company:

issued 2,037,500 common shares at $0.15 per share pursuant to share subscriptions of $305,625 received during the year ended December 31, 2008 and 2007, less issue costs of $24,279.

During the year ended December 31, 2007, the Company:

issued 241,000 common shares at $0.25 per share pursuant to share subscriptions of $60,250 received during the year ended December 31, 2006, less issue costs of $2,450.

During the year ended December 31, 2006, the Company:

  issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958.
  issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676.
  issued 626,558 common shares at $0.20 - $0.25 pursuant to share subscriptions of $149,265 received during the year ended December 31, 2005, less issue costs of $10,988.

Note 13	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Statutory tax rates	29.50%	34.12%	34.12%

Loss before income taxes	$(449,461)	$(391,485)	$(485,406)

Expected income tax recovery	$(132,590)	$(133,000)	$(166,000)
Decrease in income tax recovery resulting from:
Permanent differences	(5,476)	(4,000)	(4,000)
Effect of reduction in statutory rates	43,965	395,000	-
Change in estimates	(335,899)	-	-
Change in valuation allowance for future
income tax assets	430,000	(258,000)	170,000

Income tax recovery	$-	$-	$-

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 14

Note 13	Income Taxes – (cont’d)

Significant components of the Company’s future tax assets, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital and net operating losses carried forward	$783,000	$1,092,000
Equipment and website	393,000	509,000
Share issuance costs	12,000	17,000
Valuation allowance for future income tax assets	(1,188,000)	(1,618,000)

Net future income tax asset	$-	$-

The Company has recorded a valuation allowance against its net future income tax asset based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize the net future tax asset.

At December 31, 2008, the Company has accumulated non-capital losses in Canada of $2,716,862 and net operating losses in the United States of approximately $303,477 that may be applied against future income for tax purposes. These losses expire as follows:

	Canada	USA	Total

2009	542,989	-	542,989
2010	299,705	-	299,705
2014	249,119	-	249,119
2015	551,904	-	551,904
2021	-	40,351	40,351
2022	-	11,417	11,417
2023	-	3,732	3,732
2024	-	2,601	2,601
2025	-	61,707	61,707
2026	400,496	72,717	473,213
2027	353,657	45,400	399,057
2028	318,992	65,552	384,544

	$2,716,862	$303,477	$3,020,339

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 15

Note 14	Commitments

The Company has lease commitments for its premises and office equipment, which require annual minimum payments totalling $12,055 payable as follows:

2009	$12,055

Note 15	Subsequent Event

Subsequent to December 31, 2008, the Company received $11,100 in respect to 370,000 units at $0.03 per unit less issue costs of $777. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable into one common share for a period of 24 months from the Closing Date at an exercise price of $0.10 per share in the first year and $0.15 in the second year.

Note 16	Comparative Figures

Certain of the December 31, 2007 and 2006 comparative figures have been reclassified to conform with the current year’s presentation.

Note 17	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sale of music licenses and multimedia management systems to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. The Company’s principal source of funds is from the issuance of common shares and funds advanced from related parties.

The Company includes the components of shareholders’ deficiency in its management of capital.

As at December 31, 2008, the Company had capital resources consisting of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company will require additional equity financing to carry its operations through its current operating period.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 16

Note 18	Financial Instruments

a)	Fair Value of Financial Instruments

The Company has various financial instruments including cash, marketable securities, accounts receivable, accounts payable, due to related parties and loans payable. The carrying values of cash, accounts receivables and accounts payable approximate their fair values due to their short terms to maturity. The carrying values of due to related parties and loans payable approximate their fair values as the instruments have no fixed terms of repayment .

b)	Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash and marketable securities carries an investment grade rating as assessed by external rating agencies . The Company maintains all of its cash and marketable securities with a major financial institution domiciled in Canada. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

The Company mitigates its credit risk relating to accounts receivable by ensuring collection of funds before issuing of music licenses.

The Company’s maximum exposure to credit risk at the balance sheet date is the carrying value of cash, marketable securities and accounts receivable.

c)	Foreign Currency Risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies . The Company’s foreign currency risk arises primarily with respect to the United States dollar. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk.

As at December 31, 2008, the Company had cash equivalents of US$6,700, accounts payable and accrued liabilities of US$116,000 and due to related party debt of US$205,000 denominated in United States dollars. A strengthening (weakening) of the Canadian dollar against the United States dollar of 10% would result in an effect of approximately $33,000 on net loss.

d)	Liquidity Risk

The Company manages liquidity risk by maintaining cash balances . The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits . The Company will require additional equity financing to meet its administrative overhead and operating costs in fiscal 2009.

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 17

Note 18	Financial Instruments – (cont’d)

e)	Interest Rate Risk

The Company’s cash equivalents are subject to interest rate cash flow risk as they carry variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase.

Note 19	Segmented Information

The Company operates in the music license business. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:

a)	Revenues

	2008	2007	2006
Canada – music license sales	$50,123	$33,700	$19,748
United States – music license sales	68,515	73,117	77,226
	$118,638	$106,817	$96,974

b)	Long-lived assets

	2008	2007
Canada	$39,064	$38,898
United States	-	-
	$39,064	$38,898

Long-lived assets include equipment and website costs.

c)	Major customers

The Company derived revenues from transactions with major customers, exceeding 10% of total revenues during the year, as follows:

	2008	2007	2006
Customer 1	$-	$-	$17,012
Customer 2	16,159	8,684	-
Customer 3	-	-	15,650
Customer 4	14,284	-	8,845
Customer 5	$-	$618	$12,475

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 18

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”).

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

	2008	2007	2006

Net loss and comprehensive loss for the year	$(449,461)	$(391,485)	$(485,406)
under Canadian GAAP
Add (deduct)
Loss on discount of shares for debt (a)	-	-	(365,400)

Net loss and comprehensive loss for the year
under US GAAP	$(449,461)	$(391,485)	$(850,806)

Loss per share under US GAAP – basic and	$(0.02)	$(0.02)	$(0.04)
diluted

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s shareholders’ deficiency is summarized as follows:

	2008	2007

Total shareholders’ deficiency in accordance with
Canadian GAAP	$(1,611,528)	$(1,241,599)
Add/(deduct)
Issuance of shares for debt/decrease in opening deficit (a)	(717,900)	(717,900)
Issuance of shares for debt/increase in share capital (a)	717,900	717,900

Total shareholders’ deficiency in accordance with US GAAP	$(1,611,528)	$(1,241,599)

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 19

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

a)	Issuance of Shares for Non-cash Consideration

US GAAP requires issuances of shares for debt to be valued based on the value of shares issued for cash to arm’s-length parties when there is no market for the trading of shares. Under Canadian GAAP, issuances of shares for non-cash consideration are valued based on the consideration received, when that is more readily determinable.

b)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates . Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

c)	Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States . It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

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

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 20

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	Recent Accounting Pronouncements – (cont’d)

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008 . Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

d)	Adoption of New Accounting Standards

In June 2006, the Financial Accounting Standards Board (‘FASB’) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more-likely-than-not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of this statement during the year did not have a material effect on the Company's consolidated financial statements .

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FSP 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities .

Dittybase Technologies Inc.
Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars) – Page 21

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

d)	Adoption of New Accounting Standards – (cont’d)

FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” (“FSP 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal 2010. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.

Item 18.	FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.	EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.	Articles of Incorporation and Certificate of Change of Name (incorporated by reference1)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Time Daniels (President)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Duane Miller (Vice-President of Operations)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Time Daniels (President)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Duane Miller (Vice-President of Operations and CFO)
4.1	Form of Music Partner License Agreement (incorporated by reference 1)
11.1	Code of Business Conduct and Ethics (incorporated by reference2)

1.	Incorporated by reference to the Company’s registration statement on Form 20F filed on September 19, 2005
2.	Incorporated by reference to the Company’s annual report on Form 20F filed on August 15, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DITTYBASE TECHNOLOGIES INC.

Dated: July 15, 2009	By: /s/ "Tim Daniels" /s/
TIM DANIELS
President